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jcummins@sidley.com
(212) 839-5374	FOUNDED 1866

June 14, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jay Ingram
Alfred Pavot
Tracey Smith
Asia Timmons-Pierce

Re:	The New Home Company LLC
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 24, 2013
CIK No. 0001574596

Ladies and Gentlemen:

The New Home Company LLC (to be converted into a Delaware corporation prior to the completion of the offering to which the Registration Statement referred to below relates) (the “Company”) has today electronically transmitted, pursuant to Regulation S-T, a Registration Statement on Form S-1 (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”). On behalf of the Company, we hereby respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to a draft registration statement on Form S-1 in a letter dated June 7, 2013 from Mr. Jay Ingram, Legal Branch Chief. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable responses. We will also provide courtesy copies of the Registration Statement, as filed and marked with the changes made from the submission of Amendment No. 1 to the Draft Registration Statement, as submitted to the Commission on May 24, 2013.

General

1.	It appears that the disclaimer on page ii was not deleted. We reissue comment 9 of our letter dated May 15, 2013.

Response: The requested deletion has been made.

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

2.	We note your response to comment 11 in our letter dated May 15, 2013, that you do not believe pro forma financial statements are required. It remains unclear how you arrived at this conclusion, especially in light of the pro forma balance sheet presentation you have included on pages 22 and 57, in which total assets increased by 13%. We note that you have increased your investment in a joint venture and formed three new joint ventures subsequent to March 31, 2013. Article 11-01(a)(1) of Regulation S-X requires pro forma presentation for investments in equity method investees. Article 11-01(a)(8) requires pro forma presentation for the consummation of other events or transactions that have occurred or is probable of occurring and would be material to investors. Considering the change in your capital structure and the granting of equity instruments that is being completed in connection with the IPO, it would appear that inclusion of these two items would be material to an investor in your IPO. As such, we continue to request that you provide pro forma financial statements prepared in accordance with Article 11-02 of Regulation S-X. Your pro forma financial information should include a pro forma balance sheet, pro forma statements of operations, and accompanying explanatory notes. Please clearly show how you arrive at each pro forma adjustment, including pro forma earnings per share amounts, with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. If you believe in accordance with Article 11-02(b)(1) of Regulation S-X that the subsequent events and the transactions to be completed in connection with your IPO will result in a limited number of adjustments that are easily understood, please provide the required narrative descriptions in the Summary of Selected Financial Data and Selected Financial Data sections.

Response: The requested pro forma financial statements have been included in the Registration Statement.

Summary, page 1

Our Company, page 1

3.	We note that in response to comment 10 in our letter dated May 15, 2013, you discontinued presenting financial information related to your homebuilding operations and unconsolidated joint ventures’ homebuilding operations on a combined basis, except for the cancellation rate. Please revise your disclosures throughout the filing to either provide disaggregated cancellation rates, or include disclosure that explains the benefits and limitations of the combined presentation to investors.

Response: The requested change has been made.

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

Project Sales by Market, page 10

4.	As previously requested in comment 16 in our letter dated May 15, 2013, please expand your disclosure to state the percentage of your economic interests in each of your joint ventures.

Response: The percentage of the Company’s economic interest in its joint ventures consists of its percentage capital interest, plus a share of distributions in excess of such percentage, which varies among the joint ventures. Such share of distributions is not a specific percentage, but is typically expressed in a distribution “waterfall” pursuant to which, for example, the Company and its joint venture partner are entitled to receive distributions in proportion to their capital interests until the Company’s joint venture partner receives a return of the capital it contributed to the joint venture plus a specified return on such capital, after which the Company is entitled to receive a percentage of distributions that exceeds its percentage capital interest. In several instances, the distribution waterfall is even more complicated and detailed, and in each case, a description of the Company’s economic interest requires several lines of text to describe. As a result, on page 10 and elsewhere, we have provided disclosure explaining this and referencing the specific descriptions of the distribution “waterfalls” that have been added in the description of each joint venture under “Our Business—Joint Ventures.” With regard to such descriptions, prior to the commencement of the roadshow for the offering, the Company intends to fill in the blank percentages currently included therein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 67

5.	As previously requested in comment 26 in our letter dated May 15, 2013, please expand your disclosures to include a discussion and analysis of the material costs included in cost of sales for home sales, fee building and land sales along with the material factors impacting these costs. Please note that it should be clear from your discussion and analysis of the cost of sales for fee building why these costs exceed the amount of revenues recognized excluding the management fees received from unconsolidated joint ventures. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance. Please also address this comment in your interim period discussion and analysis.

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

Response: The Registration Statement has been revised in several places to provide expanded disclosures in accordance with the Staff’s comment. Please see pages 62, 63, 71, 72, 90 and 91.

Liquidity and Capital Resources, page 81

6.	We note the additional disclosures you provided on pages 81 and 82 in response to comment 31 in our letter dated May 15, 2013. However, it appears as though your disclosures for the changes in net cash provided by (used in) operating activities for each period presented continues to provide a discussion and analysis that repeats the information easily obtainable from your consolidated statements of cash flows rather than an analysis of your operating cash flows. It should be clear to investors from your analysis how you were able to conclude that you have sufficient cash and liquidity resources to meet your obligations for the next 12 months. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13.b.1 of the Financial Reporting Codification for guidance.

Response: The Company has revised its disclosure on page 86 in accordance with the Staff’s comment.

Critical Accounting Policies, page 88

7.	We note your response to comment 32 in our letter dated May 15, 2013, in which you indicate that you revised your critical accounting policies disclosures. However, it is unclear how the changes, if any, address this comment, except for your real estate inventories and warranty reserves. As previously requested, please revise the disclosures for each of your critical estimates made in preparing your consolidated financial statements to comply with the guidance in Section 501.14 of the Financial Reporting Codification, except for your real estate inventories and warranty reserves sections. Please ensure your disclosures sufficiently explain to investors what the critical estimate is; the uncertainties associated with the critical estimates; the methods and assumptions used the make the critical estimates, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements. Please provide investors with quantified information to the extent meaningful and available. If you believe your current disclosures already provide the requested information, please tell us how your current disclosure addresses the requirements in Section 501.14 of the Financial Reporting Codification for each critical estimate (i.e., capitalization of interest, revenue recognition, variable interest entities, acquired intangible assets, contracts and accounts receivable, and income taxes).

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

Response: The Company has revised its critical accounting policies disclosures for variable interest entities, acquired intangible assets, and income taxes. We respectfully submit to the Staff that disclosures on key judgments and assumptions related to revenue recognition and contracts and accounts receivable had been updated with the following disclosures in the previous submission:

“We generally utilize a cost-to-cost approach in applying the percentage-of-completion method of revenue recognition for our fee build projects, under which revenue is earned in proportion to total costs incurred, divided by total costs expected to be incurred. Recognition of revenue and profit under this method is dependent upon a number of factors, including the accuracy of a variety of estimates, including construction progress, material quantities, the achievement of milestones, penalty provisions, labor productivity and cost estimates. Due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates.”

“We also enter into fee build and management contracts, including with our unconsolidated joint ventures, where we provide construction supervision services and do not bear risks for any services outside of our own. Revenues from these services are recognized over a proportional performance method. Under this approach, revenue is earned in proportion to total estimated efforts, generally direct labor hours, expected to be provided to the client. The estimated total efforts require a substantial degree of judgment by management.”

“Contracts and accounts receivable primarily represents the fees earned but not collected, and reimbursable project costs incurred in connection with fee building agreements. We and our Predecessor periodically evaluate the collectability of its contracts receivable, and if it is determined that a receivable might not be fully collectible, an allowance is recorded for the amount deemed uncollectible. This allowance for doubtful accounts is estimated based on management’s evaluation of the contracts involved and the financial condition of its clients. Factors considered in evaluations include, but are not limited to:

•	client type;

•	historical contract performance;

•	historical collection and delinquency trends;

•	client credit worthiness; and

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

•	general economic conditions.”

We have removed the capitalization of interest disclosure as it does not involve significant judgments or estimates made by management.

Real Estate Inventories and Cost of Sales, page 89

8.	Please revise the date the sale closed for the finished lots not under construction.

Response: The requested change has been made.

2013 Long-Term Incentive Plan, page 171

Initial Awards, page 172

9.	We note your disclosure that in determining the initial awards to be granted, consideration was given to the recommendations of Semler, Brossy Consulting Group, LLC, a compensation consultant that has been retained to assist us in making such determinations. Please describe in greater detail the nature and the scope of the Semler, Brossy Consulting Group’s assignment and the material elements of the instructions and directions given to the consultants with respect to the performance of their duties under the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Response: Additional disclosure concerning the nature and scope of Semler, Brossy’s assignment and the material elements of the instructions and directions given to Semler, Brossy has been added on page 174.

The New Home Company LLC and The New Home Company Predecessor Financial Statements

1. Organization and Summary of Significant Accounting Policies, page F-7 Organization, page F-7

10.	Please note that we are continuing to evaluate your response to comment 49 in our letter dated May 15, 2013. To help us better understand the analysis you provided, please file as an exhibit and/or provide us supplementally the entire Operating Agreement that explains the rights and obligations of TNHC Partners LLC, Watt/TNHC LLC, and IHP Capital Partners VI, LLC as it relates to the operations and governance of the Company as of August 18, 2010. To the extent that there are additional rights and/or obligations disclosed in the Operating Agreement that you did not address in your analysis, please update your analysis. In addition, please provide us with the following additional information:

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

•	the impact of the push down accounting to your balance sheet as of August 18, 2010 and subsequent statements of operations;

•	any prior business relationships between these three entities;

•	how the time span between TNHC Partners LLC’s investment in the Company and Watt/TNHC LLC and IHP Capital Partners VI, LLC’s investment in the Company impacted your analysis;

•	the broader strategic initiative the three investors were pursuing together, if any; and

•	the types of transactions and activities that the members vote on with TNHC Partners LLC having a 50% voting interest.

Once we receive this additional information, please note that we may have further comments.

Response: As requested by the Staff, we have supplementally included the Company’s operating agreement. Further, as requested, following is our response to additional inquiries:

•

The Company applied provisions of ASC 805, Business Combinations, to all assets and liabilities as of August 18, 2010. This did not result in a significant impact to any assets and liabilities, except for an intangible asset described below, since the carrying value approximated the fair value. Specifically, the real estate inventory held by the Company as of August 18, 2010 had been recently purchased and had not been developed since the purchase date. The Company recognized an intangible asset of approximately $0.5 million related to a fee building contract on August 18, 2010. This intangible asset was amortized over its economic life, which was approximately 16 months.

•	The Company confirms that TNHC Partners LLC (“TNHCP”), Watt/TNHC LLC (“Watt”) and IHP Capital Partners VI, LLC (“IHP”) did not have any pre-existing relationships with each other.

•

The Company’s Predecessor, as defined in the Registration Statement, was formed on August 26, 2009 (“Inception Date”). As of the Inception Date, the Company’s Predecessor has contemplated seeking capital from potential investors, but did not have a term sheet, memorandum of understanding, or letter of intent from any potential investors. Ultimately, Watt and IHP were selected from the various investor groups evaluated subsequent to the Inception Date. The Company’s Predecessor finalized its negotiations with Watt and IHP mid-2010.

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

•

The key strategic initiative pursued by TNHCP, Watt, and IHP were acquisitions of land for residential real estate development, including designing, constructing and selling homes for profit and capital appreciation through a liquidation event in the future.

•

Although TNHCP has a 50% economic interest in the Company, all key and significant decisions essentially require unanimous approval from all members. We respectfully refer the Staff to pages 2 through 9 of the Change in Control memo (provided supplementally to the Staff in response to question 49 of the Staff’s letter dated May 15, 2013 and attached hereto), which has specific details on all key and significant decisions.

Revenue Recognition, page F-10

Fee Building, page F-10

11.	We note your response to comment 51 in our letter dated May 15, 2013. Please remove your reference to contracts in which you provide services to build homes and also market and sell the homes, if you believe these contracts are immaterial to your operating results. Otherwise, we continue to request that you provide your accounting policy for these contracts and provide us with your comprehensive analysis for your accounting policy, including the specific references to the accounting literature that supports your accounting.

Response: References to contracts in which the Company provides services to build homes and also market and sell the homes have been deleted, as the Company has determined that such contracts are immaterial to its operating results.

Investments in Unconsolidated Joint Ventures, page F-12

12.	We note your response to comment 54 in our letter dated May 15, 2013. It is unclear how the analysis you provided sufficiently explains your assessment of the facts and circumstances applicable to LR8 Investors, LLC (LR8) and the guidance in ASC 810-10- 15-14 and ASC 810-10-25-22 – 25-37. Please provide us with your step-by-step analysis that supports your conclusion that LR8 is a VIE. Please then provide us with an analysis of all of the material facts and circumstances specific to your investment in LR8, including any guarantees you provide to LR8 and the management contracts, as compared to the guidance in ASC 810-10-25-38 – 25-59. Please also provide us with your step-by-step analysis that supports your conclusion that you are not LR8’s primary beneficiary. It should be clear from your analysis your consideration of the factors that would indicate that you are the primary beneficiary with those factors that would indicate that you are not the primary beneficiary and how those second set of factors out-weighed the first set of factors.

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

Response: As requested by the Staff, we have supplementally submitted our step by step consolidation and primary beneficiary analysis of LR8 Investors LLC (“LR8”). Further, we respectfully submit to the Staff the following key considerations, also included in our analysis:

•	Westbrook Partners and the Company are the sole members of LR8.

•	Westbrook Partners has a 95% capital interest and majority of the expected economic interest in LR8; we have a 5% capital interest and only a minority of the expected economic interest.

•	Westbrook Partners is the managing member of LR8.

•

Westbrook Partners controls two of the three executive committee members. The executive committee is responsible for making decisions on all key and significant matters that can have a significant economic impact on LR8. Further, Westbrook Partners has the power to unilaterally approve any and all decisions impacting LR8 through its control of the executive committee as defined in section 7.02(f) of the LR8 operating agreement.

•

The Company has provided a limited loan-to-value guarantee for a portion of the debt recorded by LR8. However, Westbrook Partners has provided an indemnity to the Company whereby our exposure is limited to our respective capital interest in LR8.

•	The Company is the administrative member of LR8 and can be removed by the executive committee as its discretion. As noted above, Westbrook Partners controls the executive committee.

•

The Company receives a fee from LR8 for providing services as a general contractor. The Company can be removed as the general contractor by the executive committee at its discretion. Further, the Company believes that the fees earned by the Company are materially consistent with amounts that would be paid to an independent general contractor.

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

8. Accrued Expenses and Other Liabilities, page F-18

13.	We note your response to comment 59 in our letter dated May 15, 2013. Please include the information provided to us regarding the nature of the completion reserve in your footnote disclosure.

Response: The requested disclosure has been provided on page F-24 of the Registration Statement.

14.	We note your response to comment 60 in our letter dated May 15, 2013. To help us better understand your accounting, please provide us with the journal entries you record when you recognize a warranty reserve for your fee building activity, the journal entries you record when clients submit warranty payments to you, the journal entries you record when you incur warranty-related costs for your fee building activities, and the journal entry you recorded to reduce the warranty reserve for your fee building activities for the excess reserve amount.

Response: As requested by the Staff, following are the journal entries the Company records related to its fee building warranty accrual:

1.	The Company enters into a contract which has a specified payment it will receive to undertake warranty risks. The stated amount is recorded as warranty accrual at the date the payment is received. The entry recorded is:

    Debit – Cash $X

        Credit – Warranty accrual $X

2.	Warranty costs are not incurred on straight line basis. Accordingly, the Company prepares a forecast of total warranty related activity it expects to incur over the warranty period. Revenue is recognized as actual effort is expended and costs are incurred by the Company. The amount of revenue to be recognized is based on the percentage of actual activity and related costs incurred in the period compared to that previously forecasted. All costs related to warranty are expensed in the period incurred. The entries recorded are:

    Debit – Warranty accrual $X

        Credit – Fee building revenue $X

    Debit – Cost of fee building $X

        Credit – Accrual/cash $X

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

3.	As disclosed to the Staff in response to the previous letter, the Company assesses the adequacy of its warranty reserves every period. During fiscal 2012, the Company noted that the total forecasted warranty efforts would not be realized, which resulted in an adjustment to the warranty reserves based on the actual efforts incurred to date. This adjustment recorded was:

    Debit – Warranty accrual $X

        Credit – Fee building revenue $X

15.	We note that in response to comment 61 in our letter dated May 15, 2013, you separately presented the components that impact your warranty reserve. Please expand your disclosure to state the portion of the warranty reserve that relates to your homebuilding activities and your fee building activities for each period presented. As previously noted, there appears to be a disparity in the risks associated with warranty claims for your homebuilding activities from your fee building activities. Only presenting the activity during the period between homebuilding activities and fee building activities does not provide investors with context as to how much the total reserve relates to each activity. Once you provide this disclosure, we may have further questions about the reasonableness of your warranty reserves.

Response: The Company has expanded the disclosure on page F-24 of the Registration Statement in accordance with the Staff’s comment.

LR8 Investors, LLC Financial Statements

7. Commitments and Contingencies, page F-39

16.	We note the revised disclosure you provided in response to comment 70 in our letter dated May 15, 2013. Please expand your revised disclosure to clearly state that LR8 has no material loss contingencies that are probable or reasonably possible, or revise your current disclosure to include cash flows in addition to financial position and results of operations. Please refer to ASC 450-20-50 for guidance.

Response: The Company has expanded the disclosure on page F-44 of the Registration Statement in accordance with the Staff’s comment.

*    *    *    *    *

Securities and Exchange Commission

Division of Corporation Finance

June 14, 2013

In connection with this filing and as discussed with the Staff, the Company is supplementally submitting the materials referenced in our letter dated May 24, 2013 in response to questions 7, 38 and 49 of the Staff’s letter dated May 15, 2013.

We believe that the proposed modifications to the Registration Statement, and the supplemental information provided herewith, are responsive to the Staff’s comments. Please direct any further communications relating to this filing to the undersigned at (212) 839-5374 or Istvan Hajdu at (212) 839-5651.

Very truly yours,

/s/ J. Gerard Cummins

J. Gerard Cummins

cc:	H. Lawrence Webb
Edward F. Petrosky
Casey T. Fleck
Julian Kleindorfer

COMMENT 7

to the Staff’s letter of May 15, 2013

Housing Market Overview

March 2013

JOHN BURNS
REAL ESTATE CONSULTING
Trusted Analysis for Executive Decisions

Headquarters
16485 Laguna Canyon Road, Suite 130
Irvine, CA 92618
Tel: 949-870-1200
www.realestateconsulting.com

Offices
Irvine · San Diego · Sacramento · Texas · Florida · New England

Contact Information

Don Walker
President
(858) 558-8384 x154
dwalker@realestateconsulting.com

Chris Porter
Manager
(949) 870-1218
cporter@realestateconsulting.com

MARKET OPPORTUNITY*

National Housing Market

The U.S. housing market continues to improve from the cyclical low points reached during the 2008 – 2009 national recession. Between the 2005 market peak and 2011, new single-family housing sales declined 76%, according to data compiled by the U.S. Census Bureau, and median home prices declined 34%, as measured by the S&P Case-Shiller Index. In 2011, early signs of a recovery began to materialize in many markets around the country as a result of an improving macroeconomic backdrop and excellent housing affordability. In the twelve months ended December 31, 2012, homebuilding permits increased 29% and the median single-family home price increased 6.6% year-over-year. Growth in new home sales has outpaced growth in existing home sales over the same period, increasing 20% versus 9% for existing homes (which were propped up by foreclosure-related sales).

Historically, strong housing markets have been associated with great affordability, a healthy domestic economy, positive demographic trends such as population growth and household formation, falling mortgage rates, increases in renters that qualify as homebuyers, and locally based dynamics such as housing demand relative to housing supply. Many markets across the U.S. are exhibiting most of these positive characteristics. Relative to long-term historical averages, the U.S. economy is creating more jobs than homebuilding permits issued, the inventory of resale and new unsold homes is well below average, and affordability is near its best level in more than 30 years, as measured by the ratio of homeownership costs to household income.

Despite recent momentum, the U.S. housing market has not fully recovered from the 2008 – 2009 recession as consumer confidence remains below average levels, mortgage underwriting standards have tightened, and the number of delinquent homes remains elevated relative to historical averages. Additionally, real estate is a local industry and not all markets exhibit the same trends.

The U.S. housing market is in the beginning of phase three of a three-phase supply-constrained housing recovery, as described below:

•	Phase 1—job growth begins.

•

Phase 2—price appreciation occurs among low-priced homes in foreclosure, increasing resale prices to the point that purchasing a new home provides a good value compared to purchasing an existing home. Reduced resale inventory and great affordability are fueling a surge in demand for new homes in this recovery.

•

Phase 3—strong demand and limited supply lead to considerable price appreciation in land-constrained markets, and a resurgence in construction activity in markets with sufficient land supplies. Price appreciation allows discretionary buyers to sell their existing homes and potentially purchase a new home.

While conditions are improving, significant future growth is required to return to pre-recession housing market conditions.

•

Construction starts, as measured by the U.S. Census Bureau through January 2013, are at 890,000 units per year. This represents 40% of a recovery to a level of 1.5 million annual starts, which is comparable to housing starts in the year 2000, a period that is reflective of a more stable market. Permits issued through January 2013 are nearly twice the level of the low of 478,000 annual starts in April 2009.

•

Existing home sales, as measured by the National Association of Realtors, are at 4,920,000 annualized transactions through January 2013, which is in line with what JBREC estimates to be a stable level based on a ratio of existing home sales activity per household during the late 1980s and 1990s, when the housing market was in a more balanced environment and many economic variables were near historical averages. Existing home sales had fallen to an annualized rate of 3,300,000 transactions in July 2010.

•

New home sales are at 473,000 annualized transactions through January 2013, as measured by the U.S. Census Bureau, representing 31% of a recovery to a level of 800,000 annual transactions, which JBREC estimates to be a stable level based on new home sales activity during the late 1990s, when the housing market was in a more balanced environment and many economic variables were near historical averages. New home sales had fallen to 273,000 annualized transactions in February 2011.

•

Home affordability for the nation reached its most favorable levels during the housing downturn as prices and mortgage rates declined. A combination of rising prices and mortgage rates is likely to increase the cost of housing relative to incomes for U.S. homebuyers over the next five years, bringing affordability measures closer to the historical median level measured from 1981 to 2012.

Demand. Job growth is the most important factor for a healthy housing market. While year-over-year job growth is once again positive after significant losses from 2008 through 2010, recent growth has moderated amidst fiscal uncertainty. Additionally, the rate of job growth in economic recoveries has slowed over the last 30 years, primarily as a result of the aging U.S. labor force, productivity improvements and globalization. JBREC assumes that job growth will grow at a 1.6% compound annual rate from 2013 through 2017, ramping up in 2014 and 2015, and slowing in 2016 and 2017. By the end of 2014, the economy is expected to have recovered all of the 7.7 million jobs lost between 2008 and 2010.

The average employment growth to homebuilding permit ratio for the country was 2.5 as of December 31, 2012. A balanced ratio in a stable market is 1.2 to 1.3. This ratio has been above a stable market ratio for several quarters, due to a rise in employment growth coupled with historically low homebuilding permit levels. Eventually, the relative excess job growth to homebuilding permit growth should lead to improving consumer confidence and new home sales, which will drive increased construction activity.

Household formations are expected to average 1.36 million per year through 2017, based on population growth that averages 0.9% per year and headship rates (which is the percentage of people in an age group that head a household) that return to levels that are more consistent with historical trends by 2025. The reduction in headship rates for nearly all age groups from 2000 to 2010 was caused primarily by the economic distress in the late 2000s.

Immigration is expected to add to the household and population growth as well, occurring at approximately 0.3% per year, and mostly concentrated in the 20 to 40 year old demographic.

A lack of inventory is limiting sales activity in the existing home market, but sales are expected to grow through 2016, in part, due to continued investor activity. After decreasing to 4.1 million transactions in 2008 from a peak of nearly 7.1 million transactions three years prior, existing home sales transactions are currently just over 4.9 million, hampered by a large decrease in the supply of homes on the market. JBREC forecasts that sales will rise to 5.5 million transactions in 2016, which would be slightly higher than the sales activity in 2001, and will decline in 2017 when rates are assumed to exceed 5.5% and the economy is assumed to slow. The share of sales that were for investment purposes rose to 27% in 2011, which was the highest rate since 2005. An elevated share of distressed sales is expected to keep investor activity above normal levels in the near term. Many investors are converting distressed inventory to rentals for a long-term hold, which is aiding the recovery process as they are removing marginal inventory that otherwise depresses prices.

The projected slow but steady job growth should support absorption of the rising new home supply, which is coming off historical lows. New home sales transactions reached a trough in 2011 at 306,000 homes sold, and are forecasted to rise steadily to 805,000 sales in 2016 – a level last reached in pre-boom 1997 and slightly higher than 2007. The new home market currently has only 43,000 units of completed supply, which is near the lowest level in more than 30 years, and JBREC expects construction levels to increase as the price of housing rebounds.

Supply. JBREC is forecasting measurable improvement in new residential construction activity. Activity should steadily increase through 2016 at a rate that slightly exceeds the recovery in past regional downturns, such as what happened in Houston in the late-1980s and Southern California in the late-1990s. With prices rising, and certain submarkets stabilized, homebuilder demand for lots is increasing substantially.

Very little entitlement processing took place during the housing correction, so the supply of finished, or even approved lots, is very tight today. There will be a lag in the delivery of new lot supply, especially in markets with a prolonged approvals process, such as California and Seattle. In many metro areas, lot prices are quickly approaching peak values as demand exceeds supply.

The number of existing homes available for sale (not including “shadow inventory,” which is the number of homes with a mortgage that are in some form of distress but that are not currently for sale) continues its general downward trend after peaking in 2007. As of January 31, 2013, there were 4.2 months of inventory supply on the market, which is well below the peak level and below the average of 7.2 months of supply over the past 30 years.

The excess of vacant homes in the United States has been reduced significantly to an estimated 52,000 units as of February 28, 2013, according to JBREC. The vacant housing inventory had accumulated as investors and second-home buyers purchased homes for profit and personal use, and again as the severe recession significantly reduced household formations. As household growth outpaces construction, the excess vacancy is clearing and housing vacancy is stabilizing nationally, although this will vary by local market.

While the number of homes entering the foreclosure process is declining, the overall volume is still quite high relative to historical levels. Approximately 11.3% of all mortgages are delinquent as of the fourth quarter of 2012 – nearly twice the pre-2008 level. The shadow inventory is still substantial. This supply is likely to be sold or liquidated over the next several years. JBREC believes that banks will dispose of many of these distressed loans through either short sales or foreclosures and will do so at a moderate rate so as to limit the downward pressure on home prices resulting from the liquidation. One risk is that banks change their philosophy and decide to dispose of these distressed loans at a more rapid pace.

The media has made much of the distress in the market, focusing on the homes that are in some form of delinquency or foreclosure. However, only 9% of the total housing units in the United States have some sort of distress; the remaining 91% do not, as estimated by JBREC as of February 2013.

Affordability. Affordability in the existing home market is at historically favorable levels nationally, looking back over the last 30 years. The ratio of annual housing costs (which is mortgage payment plus a portion of the down payment) for the median-priced resale home to the median household income is near an all-time low, dating back to 1981. Due to rising mortgage rates coupled with expected home price appreciation, affordability conditions nationally are expected to weaken gradually in the coming years, reaching their historical median levels in 2016. While affordability conditions vary by market, most markets have experienced their most favorable historical affordability during this cycle.

Home values are trending up, and the combination of historically low mortgage rates, a declining percentage of distressed sales, and low inventory levels should drive rising home values. JBREC estimates national home values appreciated by approximately 2% in 2012, and forecasts national appreciation of 7.5% in 2013 and 8.5% in 2014, slowing to 1.5% by 2017. Many factors can influence this outlook. Purchases by the Federal Reserve of mortgage-backed securities cause JBREC to believe that the Federal Reserve would like to see home prices rise – and is succeeding in doing so.

Increasing home price appreciation will be supported by low mortgage rates, which remain historically favorable and are expected to remain low in the near term due to low inflation and global economic uncertainty. JBREC assumes that average 30-year fixed mortgage rates will rise gradually to 5.7% by 2017, as increasing inflation and an improving economy drive rates higher after this period of very low inflation. This assumption has a very high level of risk as interest rates can change quickly.

There is a strong case for solid price appreciation:

•

Demand—demand is growing much faster than the new home supply being added to the market, which is helping to reduce the excess existing supply in the market. With a lower level of excess supply, prices will rise as there will be multiple buyers for every house on the market for sale.

•	Affordability—the most favorable affordability in decades will make it easier for buyers to pay higher prices for homes.

•

Investment—hard assets, such as real estate, are broadly considered an inflation hedge, and many investors will focus on inflation once the current deflation concerns subside. International investors sense a fantastic opportunity to buy U.S. real estate, partially thanks to favorable exchange rates. Also, large institutional investors as well as local investment groups see a great opportunity to buy homes at below replacement cost or below the historical price/income ratio, and have been driving prices up.

The Bear Case. While the fundamentals are in place for a recovery in the housing market, there are a number of factors that are slowing the recovery, including the following.

•

The market is experiencing a low level of activity from entry-level buyers due to a lack of savings, challenges with back-end debt-to-income ratios and credit, and uncertainty about the housing market and the economy.

•	A low level of home purchases by current homeowners is occurring due to the high loan-to-value ratios of many existing homeowners.

•

The economy could still experience slow and volatile growth in the years to come, and even a recession. Recessions caused by excess leverage, such as the recent recession, usually resolve over many years and the path is typically very volatile.

•	A large number of mortgaged homes will continue to go through the foreclosure process and will be sold under duress.

•	Mortgage rates could rise.

•

The implementation of qualified mortgage and qualified residential mortgage rules proposed in the Dodd Frank Wall Street Reform and Consumer Protection Act could make mortgages more difficult to obtain. The recent qualified mortgage definition recommended a 43% backend debt-to-income ratio, which is generally more accommodative than the early 1990s.

•	Development and building costs are rising, which could negatively impact homebuilder margins.

In addition, the government deficit is substantial, and the United States will be subject to further credit rating downgrades until political leadership develops and executes a plan to address the deficit. A lack of fiscal accountability could cause U.S. economic problems for years to come.

Conclusion. In summary, housing is a risky asset class, but JBREC believes the outlook for the housing market is very favorable as a result of several factors, including the following:

•	Demand is strong. The number of adults finding employment is exceeding new home supply by a ratio of 2.5 to 1.

•	Supply is low. Resale inventory is well below the historical average months of supply, new home inventory is near an all-time low, and new construction is well below historical averages.

•	Affordability is historically favorable. With mortgage rates at 3.5%+, and home prices in many markets back to levels last seen in 2003, homeownership is an attractive financial option.

JBREC forecasts that the excesses of the recent downturn will clear and that home prices and construction will increase for the foreseeable future.

The following table provides a summary of actual economic data and estimates, forecasts and projections for the seven primary markets for the most recent data available as of March 2013.

Market		2012 Data
	Forecasted 2013 Home Value Appreciation	Job Growth	Permits	Job Growth / Permit Ratio	Months of Resale Supply*

Orange County	12.2%	31,600	6,109	5.2	2.1

San Diego	11.3%	25,400	5,687	4.5	2.5

Ventura	9.7%	4,000	526	7.6	2.6

Los Angeles	9.0%	67,200	11,295	5.9	2.8

San Francisco	12.9%	38,100	4,429	8.6	2.0

San Jose	13.3%	28,800	5,661	5.1	1.4

Sacramento	12.7%	13,900	3,420	4.1	0.9

Seattle	8.5%	37,600	15,010	2.5	1.9

Phoenix	18.0%	41,500	15,882	2.6	2.2

*	Estimated months of supply as of December 31, 2012

Orange County, CA Housing Market Overview

Orange County, California, also referred to as the Santa Ana-Anaheim-Irvine metropolitan division, is a part of a single MSA which consists of Los Angeles and Orange Counties together. Orange County has nearly 3.1 million people and 1.0 million households, making it the third-most populous county in California. Considered to be a set of suburban commuter cities several decades ago, Orange County now has its own vibrant economy and employment centers, and stands on its own identity as a mature community and culture independent of the larger Los Angeles County to its north. Because of its coastal location and its status as a thriving employment center, Orange County is a “first choice” region within the greater Southern California real estate market.

The housing fundamentals of Orange County have shown considerable improvement in recent years, which is a positive sign for home price appreciation in this market, indicating a recovery from the recession of the last few years. The John Burns Real Estate Consulting Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement in the overall fundamentals is the result of improving job growth, low supply, fantastic affordability, and the turning of the business cycle. The affordability fundamentals are excellent, with prices having bottomed at levels last seen in 2003 and 2004, at the same time that all-time low mortgage rates are now at 3.5%. The combination of prices being below peak and historically low mortgage rates provide a historic buying opportunity.

There are 1.4 million non-farm payroll jobs in Orange County, and employment growth was positive in 2011 and 2012 after job losses in 2007 through 2010. The metro area lost 165,200 jobs (10.9%) from the 2006 peak before adding a combined 46,600 jobs (3.4% growth) in 2011 and 2012. JBREC assumes employment growth of 33,500 jobs (2.4%) in 2013.

Although the area is famous for its vacation destinations such as Disneyland and Knott’s Berry Farm, employment in Orange County is distributed over many industries and sectors. The largest employment sector is Trade, Transportation and Utilities (18.4% of jobs), followed by the high-paying Professional and Business Services (18.0%) sector. Leisure and Hospitality (12.9%), Educational and Health Services (11.8%), Manufacturing (10.9%) and Government (10.3%) follow in size. While Disney is indeed the county’s largest employer, the next three places are held by the University of California, Irvine; St. Joseph’s Health; and Boeing. The headquarters of several Fortune 500 companies are in Orange County, including Ingram Micro and First American in Santa Ana, Western Digital in Lake Forest, and Pacific Life in Newport Beach. The city of Irvine is the home of Allergan, Broadcom, Standard Pacific and Gateway. The Asian-based automobile and electronics companies Mazda, Toshiba, Toyota, Samsung, Kia, Mitsubishi and Hyundai all have regional or national headquarters in Orange County.

While Orange County lost 0.4% of its population in 2005 and 2006, it has gained population every year since then, adding a total of 162,200 people (5.4%) from 2007 through 2012. JBREC assumes population growth of 32,200 people (1.0% growth) and household growth of 11,600 (1.1% growth) in 2013.

For 2012, the median household income in Orange County was $71,924, having peaked in 2008 at $76,181. Notably, Orange County median household income is well above the corresponding figure of $53,784 for Los Angeles County, showing the prevalence of higher-income jobs, many of them professional, in Orange County. JBREC assumes income growth will be relatively flat for Orange County in 2013.

Existing home sales in Orange County are rising after dipping in 2011. In the twelve months ended December 31, 2012, existing home sales for the area increased to 33,171, up 41% from the trough of 2007. Existing home sales levels are still well below the peak level of 52,000 in 2003. Home prices have turned around in Orange County. The median existing single-family detached home price declined 31% between 2007 and 2009, due in part to a shift in sales activity away from the higher price points and a loss in value. The strength of the Orange County economy is seen in the fact that this decline was less than the corresponding drop of 41% in Los Angeles County. In 2012, the median price for existing single-family detached home prices was $501,935, up from $479,691 in 2011; prices in 2012 were above the 2003 median price level of $455,000, but still below the median price for 2004.

New home sales activity in 2012 has risen from the trough levels of 2009, but remains low for this market. New home sales transactions totaled 1,956 for the twelve months ended December 31, 2012, well below the peak of 6,436 in 2003. JBREC expects the new home sales volume to increase to 2,500 transactions in 2013. The median new home price is once again rising after declining from the peak level in 2005. In 2012, the median new home price was $615,601, which is up 8.9% from 2011, but still down 13% from its top of $706,500 in 2005. The median new home price can be heavily influenced by the mix of home types being sold at any given time, and should not be relied upon as the only indicator of market trends.

Home values in Orange County are poised for continued positive growth in 2013, according to JBREC. The Burns Home Value Index provides an estimate of home value trends in an MSA, based on an “electronic appraisal” of every home in the market, rather than just the small sample of homes that are actually transacting. JBREC forecasts home values to rise by 12.2% in 2013, after averaging 3.3% growth in 2012.

Homebuilding permit activity in Orange County continues to increase from its lowest levels in decades, with the mix of permits issued gradually moving toward multi-family housing as the county “fills up” and available land slowly decreases. While JBREC forecasts that much of the growth in the housing inventory in 2013 will be for multifamily units, single-family construction is also expected to rebound from trough levels during the downturn in housing. Single-family homebuilding permits had fallen to 1,330 units in 2008, but rose to 2,264 over the twelve months ended December 31, 2012. Multifamily permits totaled 3,845 in 2012 and are projected to rise to 4,500 in 2013. The potential exists for a significant increase in homebuilding permit activity in Orange County over the next decade due to a number of large, restructured investments such as: Heritage Fields at the former El Toro Marine Corps Air Station; the former Tustin Marine Corps Air Station; Baker Ranch; Rancho Mission Viejo; and the Irvine Ranch.

The demand being generated for housing is greater than the new supply being added to the market, with recent job growth in the twelve months ended December 31, 2012 more than five times the number of homebuilding permits issued in that same time; the employment growth to homebuilding permit ratio in 2012 was 5.2. That ratio is expected to remain high at 4.7 for 2013 due to strong job growth.

Resale listings in Orange County are low and declining, which could lead to more competitiveness and increasing prices in the resale market. Through December 2012, the county had 5,770 homes listed on the market, which represented a 37% decline from one year prior and a 42% drop from 2010. By comparison, listings exceeded 17,000 homes on the market in some months of 2007. The level of listings at year-end 2012 translates to a very low 2.1 months of supply, based on existing home sales activity over the most recent twelve months. A 6.0 month supply is considered equilibrium for most markets. The 2012 inventory level is well below the peak level of 8.9 months of supply in 2008.

Pre-foreclosure notices are declining in Orange County, which is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the twelve months ended December 31, 2012, approximately 12,700 notices were issued, representing a 31% decline from one year prior and a 60% decline from the peak in 2009.

While the number of homes falling into pre-foreclosure is declining, there is a moderate level of potential distressed homes that are not yet on the market and may limit upward movement for home prices. JBREC estimated the shadow inventory as of December 31, 2012 at 17,200, or about 5.5 months of supply. The shadow inventory is approximately three times the very low level of listings that are on the market. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not be significantly negatively affected.

When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are better than the historical median affordability conditions in the Orange County metro division. JBREC’s Affordability Index takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. JBREC forecasts affordability conditions in Orange County will weaken further in 2013 as home prices and mortgage rates are expected to rise.

In summary, the housing fundamentals in Orange County are solid. Job growth is positive for housing demand in this market, particularly as job growth outpaces the supply of new homes being added to the market. Low levels of existing home listings are creating a more competitive resale market, which should influence future home price appreciation. Prices are at low levels not seen since 2003-2004, in a time when mortgage rates are also at historic lows. The combination of low prices and low mortgage rates in a county of high-income jobs suggests a rebound in the form of rising construction activity and home prices.

San Diego, CA Housing Market Overview

The San Diego-Carlsbad-San Marcos, California MSA consists of San Diego County. San Diego is the second-most populous county in the State of California, with nearly 3.2 million people and more than 1.1 million households, which is slightly larger than neighboring Orange County. The coastal county is known for its defense/military bases, high-tech industry, and tourism, as well as manufacturing and research. The majority of demand for housing is generated by growth in the region’s diverse economy, but San Diego has also attracted certain affluent second-home buyers and retirees for quality of life reasons.

The housing fundamentals in San Diego are improving, which is a positive sign for price appreciation in this market. The John Burns Real Estate Consulting Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The overall housing market fundamentals grade has improved since 2008, as the demand, supply and affordability fundamentals have all improved in this market. The risk of a substantial oversupply of residential lots and homes in this MSA are reduced relative to most other markets in the country due to a very difficult entitlement process in which it can take several years to convert a raw property into entitled and finished residential lots.

San Diego has a payroll employment level of more than 1.2 million workers, and job growth has returning to the market after witnessing a decrease in employment of 6.6% between 2008 and 2010. On a percentage basis, the San Diego metro area witnessed the smallest decrease in employment of the Southern California metro areas. The metro area added 36,300 jobs (3.0% growth) in 2011 and 2012 combined, and JBREC assumes job growth of 37,300 (3.0%) in 2013.

Defense/military has a large presence in San Diego’s employment, including the largest naval fleet in the world. The county is also home to a large number of research and manufacturing businesses, particularly in the wireless and biotechnology sectors, and is home to several Fortune 500 companies, including Qualcomm and Sempra Energy. The Government sector is the county’s largest, accounting for 18.1% of employment, The Professional and Business Services sector is nearly equal in size, accounting for 17.3% of jobs, and is generally considered to be a high-income employment sector. The Trade, Transportation and Utilities sector comprises 16.4% of employment. Compared to the nation, San Diego has a higher concentration of jobs in the Professional and Business Services, Leisure and Hospitality, and Government sectors.

Population and household growth in San Diego have rebounded after slowing in the early- to mid-2000s. From 2007 to 2011, population growth averaged 39,000 people (1.3%) per year and household growth averaged 12,300 (1.2%) per year. JBREC assumes population growth of 44,500 people (1.4% growth) and household growth of 16,400 households (1.5% growth) in 2013.

For 2012, the median household income in San Diego was $60,778, which is higher than the national average. After peaking above $63,500 in 2008, the median household income in San Diego declined in 2009 and 2010. JBREC assumes income levels will remain relatively flat in 2013.

San Diego’s existing home sales are improving. In the twelve months ended December 31, 2012, sales had reached 38,059 transactions, representing an increase of more than 43% from the 2007 market trough of 26,715. The federal and state tax credits, as well as increased levels of distressed sales, helped to boost sales in 2008 and 2009. Sales slowed in 2010 and 2011 as the tax credits began to expire and the number of homes on the market began to decline, but sales are rising once again. Resale prices had witnessed strong appreciation from the late 1990s through 2005, but remained essentially flat in 2006 and decreased from 2007 through 2009. The median price in San Diego declined 38% from the peak in 2005 to the trough in 2009, due in part to a shift in sales activity away from the higher price points and a loss in value. Home prices now appear to be stabilizing.

San Diego’s new home sales activity is beginning to slowly increase from trough levels in 2011, but the increase is expected to accelerate as both demand and supply return to the market. New home sales totaled 3,197 in the twelve months ended December 31, 2012, and JBREC forecasts continued growth to 3,300 transactions in 2013, which is still low in comparison to historical levels for this market. While the median new home price is down from the peak level in 2004, new home prices should not be relied upon as the only indicator of market trends, as they can be heavily influenced by the mix of home types being sold at any given time. Resale home prices are a better indication of market trends.

Home values in the San Diego MSA are rebounding, and are poised for continued positive growth in 2013, according to the Burns Home Value Index. The index shows that San Diego home values appreciated 3.0% in 2012, following six years of declining values from 2006 through 2011. JBREC forecasts home values to rise more than 11% in 2013.

Homebuilding permit activity in San Diego is rising from its lowest levels in decades, but 2012 levels were less than one-third of the highest level during the early 2000s. The trough of the market for construction activity occurred in 2009 at just under 3,000 total homebuilding permits, which was less than 7% of the peak permit level in the county in 1986. During the twelve months ended December 31, 2012, San Diego issued 5,687 homebuilding permits, which is much lower than the demand generated by the recent improvement in employment growth. Over the 30-year period from 1983 through 2012, 52% of the homebuilding permits issued were for single-family homes. In 2012, 39% of the homebuilding permits issued were for single-family homes. This shift is due to a lack of land zoned for traditional single-family detached homes and a resulting increase in the share of infill, attached housing.

The demand being generated for housing is greater than the new supply being added to the market, with job growth in the twelve months ended December 31, 2012 significantly higher than the number of homebuilding permits issued in that same time. The employment growth to homebuilding permit ratio was 4.5 in 2012, as compared to the 1.3 average employment growth to homebuilding permit ratio for the market from 1981 through 2011, and is expected to remain high in 2013.

Resale listings in San Diego are declining, causing the resale market to become more competitive and leading to increases in prices. Through December 31, 2012, San Diego had 7,969 homes listed on the market, which represented a decline of 36% from the prior year. In late 2006 and again in late 2007, listings surpassed 22,000 homes on the market. The level of listings as of December 31, 2012 equated to 2.5 months of supply, based on existing home sales activity over the prior twelve months. This represents a significant decrease from the more than nine months of supply in 2008.

In addition to the decline in listings, pre-foreclosure notices have been trending downward, which is a positive sign for home prices in the San Diego market. Pre-foreclosure notices are an indicator of future home sales that will be distressed sales. In the twelve months ended December 31, 2012, just over 15,000 pre-foreclosure notices had been issued, representing a 24% decline from the prior year and a 61% decline from the peak in 2009.

While the level of future distressed home sales is generally declining, there remains a moderate level of distressed homes that are not yet on the market that will act to limit rapid appreciation of home prices. As of December 31, 2012, the shadow inventory amounted to an estimated 20,200 homes, or 6.1 months of supply. This is nearly more than two times the level of listings that were on the market at that time. JBREC believes that most shadow inventory homes in San Diego will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not be significantly negatively affected.

When comparing the monthly costs of owning the median-priced home with the median household income, through December 31, 2012, affordability in San Diego is much better than the area’s historical median dating back to 1981. Affordability conditions in 2012 were at their best level since late 1999. Affordability conditions are expected to worsen in 2013 as home prices and mortgage rates are expected to rise.

In summary, San Diego’s housing fundamentals are solid. Job growth exceeds the area’s new construction levels, and listings are on the decline. As the fundamentals that drive the San Diego housing market reflect a more stable environment, the market is on track to return to solid price appreciation and rising construction.

Ventura, CA Housing Market Overview

The Ventura MSA, also referred to as the Oxnard-Thousand Oaks-Ventura MSA, consists of Ventura County. The county is home to more than 840,000 people and more than 275,000 households. The coastal county has a rich history, while simultaneously providing amenities found in much more urban settings. Although Ventura lives in the large shadow of Los Angeles County to the south, it has a vibrant economy in its own right, and household income levels are significantly higher than surrounding metros. Limited land supply and a tough land planning and approval environment will continue to restrict the supply of new homes over the next few years.

The housing fundamentals in Ventura are improving, which is a positive sign for home price appreciation in this market, indicating a recovery from the recession of the last few years. The improvement in the overall fundamentals is the result of improving job growth, low supply and excellent affordability. In particular, the supply fundamentals stand out, given the very low levels of homebuilding permit activity and resale listings. The combination of prices being below peak and historically low mortgage rates provide a historic buying opportunity, which makes for fantastic affordability conditions.

There are nearly 279,000 non-farm payroll jobs in Ventura County, and employment growth was positive in 2011 and 2012 after job losses that lasted from 2007 through 2010. The metro area lost 25,000 jobs (8.4%) from the 2006 peak before adding 6,100 jobs (2.2% growth) in 2011 through 2012. JBREC assumes employment growth rising to 5,900 jobs added in 2013.

The largest employment sector is Trade, Transportation and Utilities (19.8% of jobs), followed by the high-paying Professional and Business Services (14.7%) sector. The Government and Education and Health Services sectors each comprise an additional 14.3% of jobs in the MSA, which is lower than the national average for these sectors. The Fortune 500 pharmaceutical company Amgen is headquartered in Thousand Oaks.

The Ventura MSA showed a slowing in population growth and household growth in the mid-2000s, but has rebounded, adding an estimated 9,400 people and 3,600 households in 2012. JBREC assumes population growth of approximately 9,300 people (1.1% growth) and household growth of approximately 3,800 (1.4% growth) in 2013.

For 2012, the median household income in Ventura County was $72,979, having peaked in 2008 at $76,888. Notably, Ventura’s median household income is well above the median income for Los Angeles County, showing the prevalence of higher-income jobs, many of them professional, in Ventura County. JBREC assumes median incomes will remain relatively flat for Ventura in 2013.

Existing home sales in Ventura are rising rapidly after remaining relatively flat in 2010 and 2011. In the twelve months ended December 31, 2012, existing home sales for the area increased to 9,721, up 31% from the trough of 2007. Existing home sales levels in 2012 were still well below the peak level of 16,535 in 1988. Home prices are starting to turn around in Ventura. The median existing single-family detached home price declined 38% between 2007 and 2009, due in part to a shift in sales activity away from the higher price points and a loss in value. Although substantial, this decline was slightly less than the corresponding drop of 41% in Los Angeles County. In 2012, the median price for existing single-family detached home prices was $407,151, up from $396,333 in 2011; prices in 2012 were above the 2003 median price level of $403,000, but still below the median price for 2004.

New home sales activity in 2012 has risen from the trough levels of 2011, but remains very low for this market. New home sales transactions totaled 368 for the twelve months ended December 31, 2012, well below the peak of 2,965 in 2000. JBREC expects the new home sales volume to increase to 600 transactions in 2013. The median new home price is once again starting to inch upwards after declining from the peak level in 2005. In 2012, the median new home price was $359,708, which is up about $800 from 2011, but still down 49% from its top of $699,000 in 2005. The median new home price can be heavily influenced by the mix of home types being sold at any given time, and should not be relied upon as the only indicator of market trends.

Home values in Ventura are poised for positive growth in 2013, according to JBREC. JBREC forecasts home values to rise by 9.7% in 2013, after rising 1.4% in 2012.

Homebuilding permit activity in Ventura is starting to pick up, but remains at very low levels. While JBREC forecasts that much of the growth in the housing inventory in 2013 will be for multifamily units, single-family construction is also expected to rebound steadily. Single-family homebuilding permits had fallen to 204 units in 2009, but rose to 238 over the twelve months ended December 31, 2012. Single-family homebuilding permits are expected to account for roughly 40% of the total residential construction activity in 2013, rising to 390 permits. In contrast, multifamily permits totaled 288 in 2012 and are projected to rise to 480 in 2013. Limited available land will keep construction activity well below what was seen over the last few decades.

The demand being generated for housing is greater than the new supply being added to the market, with job growth in the twelve months ended December 31, 2012 more than seven times the number of homebuilding permits issued in that same time; the employment growth to homebuilding permit ratio in 2012 was 7.6. That ratio is expected to remain high in 2013, due to improving job growth and low permit levels.

Resale listings in Ventura are low and declining, which could lead to more competitiveness and increasing prices in the resale market. Through December 2012, the county had 2,123 homes listed on the market, which represented a 41% decline from one year prior and a 45% drop from 2010. By comparison, listings exceeded 7,000 homes on the market in some months of 2007. The level of listings as of December 31, 2012 translates to a very low 2.6 months of supply, based on existing home sales activity during 2012. A 6.0 month supply is considered equilibrium for most markets. The 2012 year-end inventory level is well below the peak level of 11.8 months of supply in 2008.

Pre-foreclosure notices are declining in Ventura, which is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the twelve months ended December 31, 2012, approximately 4,400 notices were issued, representing a 26% decline from one year prior and a 52% decline from the peak in 2009.

While the number of homes falling into pre-foreclosure is declining, there is a moderate level of potential distressed homes that are not yet on the market and may limit upward movement for home prices. As of December 31, 2012, JBREC estimated the shadow inventory at 5,900, or about 6.2 months of supply. The shadow inventory is more than two times the very low level of listings that were on the market at that time. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not be significantly negatively affected.

When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are better than the historical median affordability conditions in Ventura. JBREC forecasts affordability conditions in Ventura will weaken in 2013 as home prices and mortgage rates are expected to rise.

In summary, the housing fundamentals in Ventura are improving steadily. Job growth is positive for housing demand in this market, particularly as job growth outpaces the supply of new homes being added to the market. Low levels of existing home listings are creating a more competitive resale market, which should influence future home price appreciation. Prices are at low levels not seen since 2003, in a time when mortgage rates are also at historic lows. The combination of low prices and low mortgage rates in a county of high-income jobs suggests a rebound in the form of rising construction activity and home prices.

Los Angeles, CA Housing Market Overview

The Los Angeles metropolitan division is a part of a single MSA which consists of Los Angeles and Orange Counties together; the Los Angeles division represents Los Angeles County only. This county has nearly 10.1 million people and 3.3 million households, making it the most populous county in the entire nation as well as in California, representing slightly less than 30% of the state population and about 3% of the population of the entire nation. Owing to its size, this market has a wide diversity of submarkets and demographics, which make it critical for builders and developers to understand the local consumer. A large percentage of new homebuilding activity will likely occur in either infill locations close to job growth or in more distant areas where land is available for traditional single-family detached home development.

The housing fundamentals of Los Angeles County have shown considerable improvement in recent years, which is a positive sign for home price appreciation in this market, indicating a recovery from the recession of the last few years. The improvement in the overall fundamentals is the result of improving job growth and declining distressed sales, crossed with low construction levels in the recession. The affordability fundamentals are excellent, with prices on average having fallen to levels consistent with prices in 2003 at the same time that mortgage rates are at a historically low level, around 3.5%. The current affordability conditions provide a historic buying opportunity.

There are more than 3.8 million non-farm payroll jobs in Los Angeles County, and employment growth is once again positive after job losses in 2008 through 2010. The metro area lost 349,700 jobs (8.5%) from the 2007 peak before adding 24,600 jobs (0.7% growth) in 2011 and 67,200 jobs (1.8% growth) in 2012. The recent recession resulted in fewer losses than the 433,900 jobs lost in the downturn of 1991 through 1994, which had fallen upon a smaller population. JBREC assumes employment growth of 76,600 jobs in 2013.

Although the area is famous for its entertainment industry, employment in Los Angeles County is distributed over many industries and sectors. The largest employment sector is Trade, Transportation and Utilities (20.0% of jobs), followed by the high-paying Professional and Business Services (14.5%), Government (14.4%), and Educational and Health Services (14.3%). Los Angeles County is home to such Fortune 500 companies as Walt Disney, DirecTV, Occidental Petroleum and Edison International, as well as the U.S headquarters for automobile companies Toyota, Honda and Isuzu. The city and county governments are also major employers, as is the educational system. The ports of Los Angeles and Long Beach handle one-fourth of all container traffic coming into the United States, making the complex the largest port in the country and the third-largest in the world.

Los Angeles County lost a little less than one percent of its population in the three years from 2005 through 2007, but has added 301,000 people from 2008 through 2012 (3.1% cumulative growth). JBREC assumes population growth of approximately 99,700 people (1.0% growth) and household growth of approximately 37,500 households (1.1% growth) in 2013.

For 2012, the median household income in Los Angeles County was $53,784, having declined modestly since 2008 when it peaked at $55,537. Despite a very slight decline in incomes in 2012, JBREC assumes positive growth of 0.1% in 2013.

Existing home sales in Los Angeles County are rising vigorously after declining in 2010 and 2011. In the twelve months ended December 31, 2012, existing home sales for the area increased to 79,746, up 36% from the trough of the market in 2008. Existing home sales levels in 2012 were still well below the peak levels that topped 127,000 transactions in both 2003 and 2004. Home prices have turned around in Los Angeles County. In a classic business cycle, the median existing single-family detached home price declined by 41% between 2007 and 2009, representing the withdrawal of generous lending that had made high prices possible and led to many distressed sales. In 2012, the median price for existing single-family detached home prices was $340,078, up from $324,106 in 2011, and the median price in 2012 was slightly above the 2003 median price level of $330,000.

New home sales activity in 2012 rose from trough levels in 2011, but remains very low in comparison to history in this market. New home sales transactions totaled 4,346 for the twelve months ended December 31, 2012, up from 3,822 in 2011, but still well short of the peak at 12,370 in 2006. The median new home price is once again rising after declining from the peak level in 2007. In 2012 the median new home price was $376,769, down 25% from its peak of $502,867 in 2007. The median new home price can be heavily influenced by the mix of home types being sold at any given time in this broad region. As a result, resale home prices are a better indication of market trends.

Home values in Los Angeles County are poised for positive growth in 2013, according to the Burns Home Value Index. JBREC forecasts home values to rise by 9.0% in 2013, after growing just 0.8% in 2012.

While the mix of new housing construction in this county has historically been a fairly balanced split between attached homes and single-family detached homes, the market is becoming a more attached-dominated market as the availability of land for detached housing is diminished. JBREC forecasts that much of the growth in the housing in 2013 will be for multifamily units, but single-family construction is also expected to rebound from trough levels during the downturn in housing. Single-family homebuilding permits had fallen to 2,268 units in 2009 as construction slowed, but rose to 2,654 over the twelve months ended December 31, 2012. Single-family homebuilding permits are expected to account for approximately one-fifth of the total residential construction activity in 2013, rising to 3,360 permits. In contrast, multi-family permits totaled 8,641 in 2012 and are projected to rise to 12,000 in 2013.

The demand being generated for housing is greater than the new supply being added to the market, with job growth in the twelve months ended December 31, 2012 nearly six times the number of homebuilding permits issued in that same time; the employment growth to homebuilding permit ratio in 2012 was 5.9. This ratio is expected to remain high in 2013, owing to relatively strong job growth and low permit levels.

Resale listings in Los Angeles County are very low and declining rapidly, which could lead to more competitiveness and increasing prices in the resale market. Through December 2012, the county had 18,650 homes listed on the market, which represented a 38% decline from one year prior and an almost 50% drop from 2010. By comparison, listings exceeded 50,000 homes on the market in much of 2007 and 2008. The level of listings as of December 31, 2012 translates to a very low 2.8 months of supply, based on existing home sales activity over the most recent twelve months. A 6.0 month supply is considered equilibrium for most markets. The 2012 year-end inventory level is well below the level of more than 11 to 12 months of supply years ago, when listings had peaked.

Pre-foreclosure notices are declining in Los Angeles County. This is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the twelve months ended December 31, 2012, approximately 43,800 notices were issued, representing a 28% decline from one year prior and a 60% decline from the peak in 2009.

While the number of homes falling into pre-foreclosure is declining, there is a moderate level of potential distressed homes that are not yet on the market and may limit upward movement for home prices. As of December 31, 2012, JBREC estimated the shadow inventory at 58,800 homes, or about 7.5 months of supply. This is approximately three times the very low level of listings on the market at that same time. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not be significantly negatively affected.

When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are excellent in relation to history in the Los Angeles metro area. Affordability conditions at the end of 2012 were at the market’s best since 2000. JBREC forecasts affordability conditions in Los Angeles County will begin to weaken in 2013 as home prices and mortgage rates are expected to rise.

In summary, the housing fundamentals in Los Angeles are excellent. Solid job growth in 2012 is positive for housing demand in this market, particularly as job growth significantly outpaces the supply of new homes being added to the market. Low levels of existing home listings are creating a more competitive resale market, which should influence future home price appreciation. Additionally, the combination of prices that are down from peak levels and low mortgage rates means that affordability is excellent for the buyer, suggesting a coming cyclic rebound in the form of increased construction activity and rising home prices.

San Francisco, CA Housing Market Overview

The San Francisco Metropolitan Division consists of three counties: San Francisco, San Mateo and Marin. It is part of the larger San Francisco-Oakland-Hayward MSA, which also includes the East Bay counties of Alameda and Contra Costa. All three counties in the San Francisco Metropolitan Division are affluent and housing there tends to be expensive. Combined, the three counties have a population of more than 1.8 million. The San Francisco metro is mature and largely developed in core locations. Limited land supply and a tough land planning and approval environment restrict the supply of new homes. Homebuyers typically evaluate opportunities to buy higher density product closer-in, or commute to outlying locations for relative affordability and detached homes. Like many other markets, the San Francisco Metro experienced a housing correction; however, a major reason is that San Francisco’s economy was still struggling from the technology correction during the early parts of the national housing boom.

The housing fundamentals of the San Francisco metro have shown considerable improvement in recent years, based largely on gains in affordability, which is a positive sign for home price appreciation in this market, indicating a recovery from the recession of the last few years. The improvement in the overall fundamentals is the result of improving job growth, increasing affordability, and the turning of the business cycle. The affordability fundamentals are excellent (by San Francisco standards), with prices reset to 2003 and 2004 levels, at the same time that all-time low mortgage rates are now at 3.5%. The combination of below-peak prices and lower mortgage payments than ever provides an historic buying opportunity. As a result, properties are now quickly snapped up by eager buyers, mostly at higher prices than one year ago and sometimes above their asking prices.

There are nearly 1.0 million non-farm payroll jobs in the San Francisco metro, and employment growth resumed in 2011 and 2012 after job losses in 2009 and 2010. The metro area lost 60,600 jobs (6.1%) in 2009 and 2010 before adding 62,000 jobs (6.6% growth) in 2011 through 2012. JBREC assumes employment growth of 27,600 jobs (2.8%) in 2013.

The strongest sector for employment is the high-paid Professional and Business Services (22.1% of jobs), followed by Trade, Transportation and Utilities (15.6%), Leisure and Hospitality (13.6%), Government (13.4%), and Educational and Health Services (11.7%). In the city of San Francisco itself, tourism is a major industry. Many private companies make their headquarters in San Francisco, including Wells Fargo (the largest private employer in the city), Union Bank, the construction firm Bechtel, and Visa. In San Mateo County the largest private employers are Genentech, Oracle, and Kaiser Permanente. These counties are also home to many smaller companies, often startups, in the biotech and computer/Internet fields, in the spirit of Silicon Valley to the south.

While the San Francisco metro lost 2.2% of its population in the dot-com recession from 2001 through 2004, it has gained population every year since then, adding 104,900 people (6.0% cumulative) from 2007 through 2012. JBREC assumes population growth of approximately 12,900 people (0.7% growth) and household growth of approximately 6,800 (0.9% growth) in 2013.

For 2012, the median household income in the three-county metro was $77,651, just short of its peak of $78,514 in 2008. This high level of median household income suggests the prevalence of well-paying professional jobs. JBREC assumes the median income will decline by 0.4% in 2013.

Existing home sales in the San Francisco metro are rising vigorously in 2012 and had been going up for three years before that, since 2009. In the twelve months ended December 31, 2012, existing home sales for the area increased to 17,592, up 20.6% from 2011 and up 41% from the trough of 2008. Current existing home sales levels are still well below the peak level of 24,979 in 2004. The median existing single-family detached home price declined by 22% between 2007 and 2011, but this was a far smaller decline than in many metros, thanks to limited supply, less of a price increase early in the decade because of the crash in the technology sector, and an abundance of high-paying jobs. In 2012, the median price for existing single-family detached home prices was $716,037, up 7.0% from $669,212 in 2011. Since the economy remains strong, supply remains low, and mortgage rates are low, prices are likely to rise in the near and medium term.

New home sales activity in 2012 has risen above the levels of 2011, but there have always been relatively few new sales compared to the population of this mature and land-constrained metro. New home sales transactions totaled 1,017 for the twelve months ended December 31, 2012, up from 826 in 2011, but well below the peak of 2,516 in 2004, and we expect sales to remain relatively flat in 2013. The median new home price continues to strongly rise. In 2012, the median new home price was $754,483, up 14% from 2011 and an all-time high, even surpassing the boom peak of 2007. The median new home price can be heavily influenced by the mix of home types being sold at any given time in this broad region. As a result, resale home prices are a better indication of market trends, especially given that the new home sales volume in this market is very much lower than the existing home sales volume.

Home values in the San Francisco metro are poised for positive growth in 2013, according to the Burns Home Value Index. JBREC forecasts home values to rise by 12.9% in 2013, after growing 9.1% in 2012.

Because of cultural preference and the lack of buildable land, the mix of new permits has favored multifamily in-fill housing over single-family homes for the last two decades. JBREC forecasts that this trend will continue in 2013. Single-family construction is also expected to rebound from trough levels during the downturn in housing. Single-family homebuilding permits had fallen to only 349 units in 2010 and 374 units in 2011, but rose to 469 over the twelve months ended December 31, 2012. Single-family homebuilding permits are expected to rise to approximately 700 in 2013, but remain low given the constraints in this market. Historically, more than one-half of the single-family homebuilding permits issues in the metro division have been in San Mateo County, and has risen to two-thirds of single-family permits in 2011 and 2012. Multifamily permits totaled 3,960 in 2012 and are projected to fall to 3,000 in 2013.

The demand being generated for housing is greater than the new supply being added to the market, with job growth in the twelve months ended December 31, 2012 outpacing the number of homebuilding permits issued in that same time by more than eight to one. That ratio is expected to remain high in 2013 as permit activity is not expected to dramatically increase.

Resale listings in the San Francisco metro are low and declining, which could lead to more competitiveness and increasing prices in the resale market. Through December 2012, the county had just 2,920 homes listed on the market, which represented a 12% decline from one year prior and a 31% drop from 2010. This level of listings translates to a very low 2.0 months of supply, based on existing home sales activity over the twelve months through December 31, 2012. A 6.0 month supply is considered equilibrium for most markets. The 2012 year-end inventory level is well below the peak level of 6.3 months of supply in 2009 and 2010. Note that even the peak level of inventory was rather low, indicating the existing home market conditions have always been tight. It is not surprising, therefore, that both new and existing homes are often quickly purchased when they come to market, whether by investors or by households planning to occupy the residences; sometimes the homes are sold as soon as they are listed, and sometimes they sell at higher prices than had been expected. Again, the governing factor is the lack of supply.

Pre-foreclosure notices are declining in this metro. This is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the twelve months ended December 31, 2012, approximately 4,300 notices were issued, representing a 35% decline from one year prior and a 52% decline from the peak in 2009.

While the number of homes falling into pre-foreclosure is declining, there is a moderate level of potential distressed homes that are not yet on the market and may limit upward movement for home prices. JBREC estimated the shadow inventory as of December 31, 2012 at 5,900 homes, or about 3.9 months of supply. This level of shadow inventory is approximately two times the level of listings that were on the market at that time. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, but the pace of distressed sales will be slow enough that home prices will not be significantly negatively affected.

When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are good in relation to history in the San Francisco metro area. JBREC estimates that affordability is good, but will weaken in 2013 as home prices and mortgage rates are both expected to rise.

In summary, the housing fundamentals in the San Francisco metro are solid, with a recovery underway and the potential for strong price appreciation. There is solid growth of high-income jobs to support demand in an environment of low and constrained supply. In addition, affordability is much better than average for the metro’s history. Limited lot and land supplies and the political environment affecting project approvals are long-term conditions in the Bay Area, which underscores the importance of a management team with strong local knowledge and planning and development expertise.

San Jose, CA Housing Market Overview

The San Jose MSA consists of Santa Clara and San Benito counties. With nearly 1.9 million people and 636,000 households, San Jose is one of the larger markets in the state of California. Widely regarded as a leading technology center, the metro area is home to many of the world’s foremost technology companies. The job growth from this South Bay market has a ripple effect on regional housing demand. The mix of housing in San Jose is shifting from a fairly balanced split between attached homes and single-family detached homes to a more attached-dominated market as the availability of land for detached housing is diminished, as well as political and environmental challenges.

San Jose’s housing fundamentals have shown considerable improvement in recent years, which is a positive sign for home price appreciation in this market. The improvement in the overall fundamentals is the result of improving job growth and rising sales activity paired with low homebuilding permit and listings levels. The affordability fundamentals in San Jose are improved from 2005, and affordability conditions are now better than the MSA’s historical median.

There are more than 905,000 non-farm payroll jobs in the San Jose metro area, and employment growth is once again positive after job losses in 2009 and 2010. The metro area lost 59,800 jobs (6.5%) from the 2008 peak before adding 21,300 jobs (2.5% growth) in 2011 and 28,800 jobs (3.3% growth) in 2012. The recent recession resulted in fewer losses than the downturn caused by the “dot com” bust in the early 2000s, when San Jose lost 182,300 jobs between 2001 and 2004, or 17.5% of the market total. JBREC assumes employment growth of 26,300 jobs (2.9%) in 2013.

Because of its dominance in the technology industry, San Jose has a very high concentration of employment in related job sectors when compared to the nation as a whole. Technology and innovation-related employment contribute significantly to the sizeable economy in the MSA. The largest employment sector is the higher-paying Professional and Business Services sector, which accounts for nearly 20% of the payroll jobs in the metro area. The next largest sector is Manufacturing, which accounts for 17% of the jobs in San Jose – nearly twice the national average. The Information sector, at approximately 6% of all jobs, is three times the concentration of the nation, and is also considered to be a higher-paying sector. Technology companies dominate the Fortune 500 companies in San Jose, which include Hewlett-Packard, Apple, Google, SanDisk and Intel, among many others. Approximately 41% of the U.S. venture capital investment activity in 2012 took place in Silicon Valley (which also includes the San Francisco market to the north), amounting to nearly $10.9 billion, according to the PricewaterhouseCoopers MoneyTree Report.

Unlike the years that followed the dot com bust in the early 2000s, San Jose has not witnessed a drop in population or households in the recent downturn. Growth has remained strong, with an average of 23,900 people (1.3% growth) added each year from 2007 through 2011, and an average of 8,400 households (1.4% growth) added annually. JBREC assumes population growth of approximately 16,500 people (0.9% growth) and household growth of approximately 7,100 households (1.1% growth) in 2013.

For 2012, the median household income in the San Jose metro area was $85,044, which is the highest among the major Bay Area markets, driven by tech jobs. The San Jose median household income peaked above $87,300 in 2008, declining in 2009 and 2010. Despite a slight decline in incomes in 2012, JBREC assumes 1.0% growth in 2013.

Existing home sales in San Jose are rising after remaining relatively flat in 2010 and 2011. In the twelve months ended December 31, 2012, existing home sales for the area increased nearly 34% to 20,228 transactions from the trough of the market at 15,130 transactions in 2008. Existing home sales levels in 2012 constituted a return to the levels prevalent in the mid-1990s. Home prices also continue to rise in San Jose. The total decline in the median existing single-family detached home price of nearly 37% between 2008 and 2009 was a result of sales activity shifting to lower price points, as well as a loss of value. The median existing single-family detached home price of $581,653 in 2012 was on par with the median price in 2004 for this market.

San Jose’s new home sales activity is rising from trough levels in 2011, but remains historically low for this market. New home sales transactions totaled 1,515 for the twelve months ended December 31, 2012. The San Jose market has historically accounted for 28% of the new home sales activity among the three major Bay Area markets (San Jose, San Francisco and Oakland) over the last 20 years and, in 2012, San Jose made up 27% of the total. The median new home price is once again rising after declining from the peak level in 2007. The median new home price can be heavily influenced by the mix of home types being sold at any given time in this broad region. As a result, resale home prices are a better indication of market trends, especially given that the new home sales volume in this market is considerably lower than the existing home sales volume.

Home values in the San Jose MSA are rebounding, and are poised for positive growth in 2013, according to the Burns Home Value Index. The index shows that San Jose home values appreciated 8.0% in 2012, following five years of declining prices from 2007 through 2011. JBREC forecasts home values to rise more than 13.3% in 2013.

While the mix of new housing construction in San Jose has historically been a fairly balanced split between attached homes and single-family detached homes, the market is becoming a more attached-dominated market as the availability of land for detached housing is diminished. JBREC forecasts that much of the growth in the housing inventory in 2013 will be for multifamily units, but single-family construction is also expected to rebound from trough levels during the downturn in housing. Single-family homebuilding permits had fallen to 642 units in 2009 as construction slowed, but more than doubled to 1,513 single-family homebuilding permits over the twelve months ended December 31, 2012. Single-family homebuilding permits are expected to account for approximately one-third of the total residential construction activity in 2013, rising to 1,800 permits.

The demand being generated for housing is greater than the new supply being added to the market, with job growth in the twelve months ended December 31, 2012 significantly higher than the number of homebuilding permits issued in that same time. The employment growth to homebuilding permit ratio in 2012 was 5.1. Historically, the ratio has been closer to 1.2 jobs added for every homebuilding permit issued. The ratio is expected to remain high in 2013 due to solid job growth amidst relatively low permit levels.

Resale listings in San Jose are very low and declining rapidly, which could lead to more competitiveness and increasing prices in the resale market. Through December 31, 2012, San Jose had 2,353 homes listed on the market, which represented a 50% decline from one year prior. By comparison, listings exceeded 10,000 homes on the market in August 2008. The current level of listings translates to a very low 1.4 months of supply, based on existing home sales activity over the most recent twelve months. A 6.0 month supply is considered equilibrium for most markets. The current inventory level is well below the level of more than 8.5 months of supply when listings had peaked.

Pre-foreclosure notices are once again declining in the San Jose market after flattening in 2011. This is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the twelve months ended

December 31, 2012, approximately 5,500 notices were issued, representing a 43% decline from one year prior and a 67% decline from the peak in 2009.

While the number of homes falling into pre-foreclosure is declining, there is a moderate level of potential distressed homes that are not yet on the market and may limit upward movement for home prices. As of December 31, 2012, JBREC estimated the shadow inventory at 7,600 homes, or 3.9 months of supply. This is approximately three times the very low level of listings on the market at that time. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that home prices will not be significantly negatively affected.

When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are excellent in relation to history in the San Jose MSA. JBREC’s Affordability Index takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. Affordability conditions at the end of 2011 were at the market’s best since 1997. While affordability conditions weakened slightly in 2012 as home prices rose, overall affordability remains favorable (by San Jose standards) in comparison to historical levels. JBREC forecasts affordability conditions in San Jose will weaken considerably in 2013 as home prices and mortgage rates are expected to rise.

In summary, the housing fundamentals in San Jose are improving. The combination of solid job growth and a high-income employment base are positive for housing demand in this market, particularly as job growth outpaces the supply of new homes being added to the market. Low levels of existing home listings are creating a more competitive resale market, which should influence future home price appreciation.

Sacramento, CA Housing Market Overview

The Sacramento-Arden-Arcade-Roseville metro consists of four counties: El Dorado, Placer, Sacramento and Yolo counties. Sacramento’s status as the capital of California provides a large employment basis for solid middle-class households. This is a major metro area with more than 2 million residents and more than 800,000 jobs, comparable to, for instance, greater Portland or Charlotte. Because of the relative availability of land and the low prices for housing in the area, this region experienced a great deal of construction and rapidly rising prices during the boom of the last decade. Sacramento has long been impacted by Bay Area commuters and relocations. High prices and a lack of developable land in the Bay Area traditionally push buyers into the greater Sacramento area, although that impact was muted during the housing downturn.

The housing fundamentals of the Sacramento metro have shown considerable improvement in recent years, based largely on gains in affordability, which is a positive sign for home price appreciation in this market, indicating a recovery from the recession of the last few years. The improvement in the overall fundamentals is the result of improving job growth, strongly increasing affordability, and the turning of the business cycle. The affordability fundamentals are excellent, with prices comparable to 2001 levels, at the same time that all-time low mortgage rates are now at 3.5%.

There are 822,000 non-farm payroll jobs in the Sacramento metro, and employment growth turned positive in 2012 after job losses from 2008 through 2011. The metro area lost 94,400 jobs (10.1%) from 2008 through 2011 before adding 13,900 jobs (1.7% growth) in 2012. JBREC assumes improving employment growth averaging 21,400 jobs (2.6%) in 2013.

Because Sacramento is the state capital, by far the largest sector of employment is Government (27.3%), followed by Trade, Transportation and Utilities (17.6%), Educational and Health Services (13.3%), and Professional and Business Services (12.8%). Beside governmental and educational organizations at various levels, the largest private employers in Sacramento include Sutter Health, Kaiser Permanente, Intel, and Dignity Health.

The population and number of households continue to grow at a relatively steady pace in the Sacramento MSA, with improved growth assumed in the near term. In 2012 the population rose to 2,205,000, adding 25,900 (1.2%) from 2011. JBREC assumes population growth of approximately 27,700 (1.3% growth) and household growth of approximately 9,300 (1.1% growth) in 2013.

For 2012, the median household income in the Sacramento metro area was $58,970, increasing from 2010 and 2011, but still below the peak of $61,139 in 2008. JBREC assumes continued increases in incomes, with slower growth of 0.6% in 2013.

Existing home sales in the Sacramento metro area steadily increased in 2011 and 2012 after dipping in 2010. In the twelve months ended December 31, 2012, existing home sales for the area increased to 35,837, up 6.6% from 2011 and up 65.5% from the trough in 2007.

Existing home sales levels in 2012 were still well below the peak level of 50,459 in 2004, and are forecasted to top 38,000 transactions in 2013. The median existing single-family detached home price declined by 51% between 2006 and 2011, representing the withdrawal of generous lending and a falling back from unsustainable prices. In 2012, the median single-family detached existing home price was $197,853, which was up 6.4% from $185,951 in 2011.

The new home sales volume in 2012 witnessed its first increase following 6 years of decline in the Sacramento MSA, and remains well below the sales volume from the boom years when construction rang out at an intense pace. New home sales transactions totaled 2,566 for the twelve months ended December 31, 2012, which was up from 1,933 in 2011. By comparison, new home sales in the MSA reached 16,635 in 2003, and surpassed 15,000 transactions per year for four consecutive years from 2002 through 2005, indicating the strength of the boom in this area. JBREC projects new home sales will reach 3,400 transactions in 2013. The median new home price in 2012 was $296,153, which was up 8.5% from 2011, but still far below the peak of $466,000 attained in 2005. The median new home price can be heavily influenced by the mix of home types being sold at any given time. As a result, resale home prices are a better indication of market trends, especially given the very low level of new homes that are transacting.

Home values in the Sacramento MSA are poised for positive growth in 2013, according to the Burns Home Value Index. JBREC forecasts home values to rise by 12.7% in 2013, after growing 3.7% in 2012. The predicted home value appreciation is based on the current over-correction of the housing cycle on the downside, and the current excellent affordability conditions resulting from the combination of low prices and low mortgage rates.

Single-family construction has begun to rebound from trough levels during the housing downturn, with continued growth projected in the near future. Because of the availabilty of land, new single-family construction has tended to be higher than multifamily construction in the Sacramento area. Single-family homebuilding permits had fallen to 1,873 units in 2011, but rose to 2,860 over the twelve months ended December 31, 2012. By comparison, single-family homebuilding permits topped 18,000 units in 2003 and 2004. Single-family homebuilding permits are expected to rise to 3,800 in 2013, which is still well below peak levels. Multifamily permits totaled only 560 in 2012 and are projected to rise to 1,500 units in 2013.

The demand being generated for housing is greater than the new supply being added to the market, with job growth in the twelve months ended December 31, 2012 outpacing the number of homebuilding permits issued in that same time by more than four to one. Job growth is expected to outpace homebuilding activity at a similar level in 2013.

Resale listings in the Sacramento metro area are low and declining, which could lead to more competitiveness and increasing prices in the resale market. Through December 2012, the MSA had just 2,656 homes listed on the market, which represented a 54% decline from one year prior. The level of listings at that time translates to only 0.9 months of supply, based on existing home sales activity over the twelve months ended December 31, 2012. A 6.0 month supply is considered equilibrium for most markets. In contrast, inventory in October 2007 constituted 8.3 months of supply. Given the low levels of inventory, existing homes are being quickly purchased when they come to market, whether by investors or by households planning to occupy the residences.

Pre-foreclosure notices are declining in the Sacramento metro area, which is a positive sign for home prices, as pre-foreclosure notices are an indicator of future distress. In the twelve months ended December 31, 2012, just under 17,000 notices were issued, representing a 26% decline from one year prior and a 55% decline from the peak in 2009.

While the number of homes falling into pre-foreclosure is declining, there is a significant number of potential distressed homes that are not yet on the market. The high number of defaults and distressed properties (both short sales and REOs) has been a drag on the Sacramento area real estate market for years. JBREC estimated the shadow inventory as of December 31, 2012 at 23,400, or about 7.8 months of supply. This level of shadow inventory is between eight and nine times the very low level of listings on the market at that time. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and will act as a drag on the Sacramento market, but the pace of distressed sales will be slow enough that home prices will not be massively impacted. While declining, the sheer size of the shadow inventory makes it something not to be dismissed.

When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are excellent in relation to history in the Sacramento metro area. JBREC estimates that affordability conditions reached their historical best level in early 2012 and will weaken in 2013 as home prices and mortgage rates rise.

In summary, the housing fundamentals in the Sacramento metro are outstanding. Prices are low and, at the same time, mortgage rates are at all-time lows. The combination of overcorrected prices, low mortgage rates and tremendously low levels of homes for sale supports a cyclic recovery and strong optimism regarding prices and construction in this market.

Seattle, WA Housing Market Overview

The Seattle metro division consists of King and Snohomish counties. With 2.73 million people and 1.09 million households, Seattle is the largest market in the state of Washington. The local economy is driven by a number of industries, including aerospace, as Boeing is headquartered in the metro division, and the high-tech sector, with companies such as Microsoft and Amazon.com located in the region.

Seattle’s housing fundamentals have shown considerable improvement in recent years, and prices are appreciating. The improvement in the overall fundamentals is due to the combination of significantly improved demand fundamentals as a result of improving job growth and rising sales activity, and improved supply fundamentals as a result of low homebuilding permit levels and very low listings levels. The affordability fundamentals in Seattle are greatly improved from 2005, and affordability conditions are now better than the metro’s historical median.

There are more than 1.4 million non-farm payroll jobs in the Seattle metro division, and employment growth is strong after job losses in 2009 and 2010. The metro division lost 101,500 jobs (6.9%) from the 2008 peak before returning with positive growth of 26,600 jobs (1.9% growth) in 2011 and 37,600 (2.7% growth) in 2012. JBREC assumes employment growth of 27,000 jobs (1.9%) in 2013.

Seattle has a diverse employment distribution that resembles that of the nation as a whole, with some differences. Seattle’s economy has several industry clusters, including the aerospace, clean technology, and software and information technology industries, which are associated with higher-paying jobs that can support purchases of homes. The Port is another significant economic driver. The largest employment sector is the Trade, Transportation and Utilities sector, which accounts for nearly 19% of the jobs in the metro division. Seattle has a larger combined concentration of jobs in the sectors that generally represent higher incomes: Professional and Business Services, Financial Activities and Information. The combination of these three sectors represents nearly 26% of the jobs in the metro division, versus 21% for the nation. Fortune 500 companies that are headquartered in Seattle include Costco, Microsoft, Boeing, Amazon.com, Starbucks and Nordstrom.

Seattle has witnessed solid population and household growth, with an average of 39,600 people (1.5% growth) and 15,000 households (1.4% growth) added annually from 2008 through 2012. JBREC assumes slower population growth of approximately 34,100 people (1.2% growth) and slightly stronger household growth of 15,200 households (1.4% growth) in 2013.

The median household income is rising in the Seattle metro division, increasing 1.3% in 2012 to $67,430. While still remaining slightly below the peak of $68,397 in 2008, JBREC assumes the median household income will continue to rise in 2013.

Seattle’s existing home sales volume continues to rise each year, with the 2012 volume 39% higher than the trough volume in 2008, during the recent housing downturn. For the twelve months ended December 31, 2012, existing home sales for the metro division reached 34,079 transactions, as compared to the 24,479 transactions in 2008. Sales activity in 2012 was comparable to the resale sales volume in 1996. JBREC forecasts that existing home sales will reach 39,300 transactions in 2013, which would be the most since 2007.

The median existing home sales price rose 7.5% in 2012, following four years of declining or flat prices. The total decline in the median existing single-family detached home price of approximately 24% from the 2007 peak to the 2011 trough was a result of sales activity shifting to lower price points, as well as a loss of value. The median existing single-family detached home price of $337,543 in 2012 was on par with the median price in mid-2005 for this market.

Seattle’s new home sales activity witnessed a significant rise in 2012 from the 2011 trough, with strong sales growth forecasted for the next several years. New home sales transactions totaled 5,840 for the twelve months ended December 31, 2012, which was up 33% from the trough of the most recent housing downturn in 2011. JBREC projects that new home sales activity will increase to 6,200 transactions in 2013, which would be the highest level since 2008. While solid growth is forecasted for next year, new home sales activity will remain well below the peak levels achieved in 2006. Very low resale and new home inventory levels paired with recovering demand are driving new home prices higher, as consumers want to take advantage of low mortgage rates and great affordability. New homes typically have a pricing premium over resale homes, and that gap is growing again as housing recovers. The median new home price rose 6.2% in 2012 after declining from the peak level in 2007. The median new home price can be heavily influenced by the mix of home types being sold and, as a result, resale home prices are a better indication of market trends

Seattle’s home values rose 3.6% in 2012, following four years of declining values, during which time home values declined 28% from the 2007 peak, according to JBREC’s Burns Home Value Index. The index provides an estimate of home value trends in an MSA, and is calculated based on an “electronic appraisal” of every home in the market, rather than just the small sample of homes that are actually transacting. JBREC forecasts home values to rise 8.5% in 2013.

Homebuilding permit activity in the Seattle metro division is up sharply from very low levels from 2009 through 2011, led by a surge in multifamily homebuilding permits in 2012, which outpaced single-family permits for the first time since 2008. Single-family homebuilding permits totaled 6,082 in the twelve months ended December 31, 2012, rising from 3,793 units at the low point of the cycle in 2009. Single-family homebuilding permits are expected to remain well below multifamily permits, and JBREC forecasts that single-family homebuilding permits will reach 6,500 issuances in 2013, which would be the highest level since 2007 in this market.

Strong job growth amid relatively low permit activity leads to the current demand outpacing the new supply being added to the market. For 2012, approximately 2.5 jobs were added to the market for every 1 homebuilding permit issued. Historically, this ratio has been closer to 1.2 for the Seattle metro division. The ratio is expected remain higher than this historical average in 2013 as employment growth remains solid and permit activity remains relatively flat.

The resale inventory is declining rapidly in the Seattle metro division as the number of listings on the market has declined by one-half from the prior year. As of December 31, 2012, there were 5,314 listings in the metro division, translating into 1.9 months of supply, based on sales activity over the most recent 12 months. A 6.0 month supply is considered equilibrium for most markets. Low levels of inventory could lead to more competitiveness and increasing prices in the resale market. The level of listings as of December 31, 2012 was well below the peak of more than 23,900 listings in May 2008, and the months of supply had been as high as 11 months in May 2009.

Pre-foreclosure notices are rising in the Seattle metro division, which may limit price appreciation in this market, as pre-foreclosure notices are an indicator of future distress. In the twelve months ended December 31, 2012, approximately 11,400 notices had been issued, which represents a recent upward trend. However, the rolling twelve-month total was still 34% lower than peak levels in early 2011.

There is a relatively high level of potential distressed homes that are not yet on the market and may limit upward movement for home prices. As of December 31, 2012, the shadow inventory amounted to an estimated 36,000 homes, or 11.1 months of supply. This is nearly seven times the very low level of listings that were on the market at that time. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years, and the pace of distressed sales will be slow enough that material home price declines are unlikely.

When comparing the monthly costs of owning the median-priced home with the median household income, affordability conditions are very good in relation to history in the Seattle metro division. Affordability conditions at 2012 year-end were at the market’s best since 1998, although not back to historical best levels as occurred in many markets across the country. JBREC forecasts that affordability conditions in Seattle will worsen in 2013 as home prices and mortgage rates are expected to rise.

In summary, the Seattle metropolitan division is recovering, with strong job growth that is fueling housing demand. Because resale and new home inventories are very limited, home prices are appreciating. Homebuilders are reporting very strong sales and improving pricing power, and lot and land prices are escalating quickly.

Phoenix, AZ Housing Market Overview

The Phoenix-Mesa-Glendale Metropolitan Area consists of Maricopa and Pinal counties. With 4.3 million people and 1.6 million households, Phoenix is the largest market in the state of Arizona. Phoenix is well-known as a retirement mecca and enjoys plenty of tourism, but is also ranked second in the country for solar power installations and is a manufacturing and distribution hub that operates at a 40% savings from California locations. Key cities in the MSA include Phoenix, Mesa, Scottsdale and Tempe.

The housing fundamentals in the Phoenix MSA have shown considerable improvement in recent years, which is typically a precursor for home price appreciation. The John Burns Real Estate Consulting Housing Cycle Risk Index measures the health of the housing market based on the performance of 24 market fundamentals in relation to their own history, and has historically been a one- to three-year leading indicator for home price appreciation. The improvement in the overall fundamentals is due to the combination of significantly improved demand fundamentals as a result of improving job growth and rising sales activity, and improved supply fundamentals as a result of low homebuilding permit and listings levels. The affordability fundamentals in Phoenix are very good, but are beginning to show signs of weakening as prices rise in this market.

There are more than 1.7 million non-farm payroll jobs in the Phoenix metro area, and employment growth resumed in 2011 after three years of losses from 2008 through 2010. The metro area lost 228,500 jobs, or 11.9% from the 2007 peak of 1.9 million, before adding 25,200 jobs (1.5%) in 2011 and another 41,500 jobs (2.4%) in 2012. JBREC assumes Phoenix will add 63,000 new jobs (3.6%) in 2013

Phoenix has a diverse employment distribution that resembles that of the nation as a whole, with some differences. The largest employment sector is the Trade, Transportation and Utilities sector, which accounts for nearly 21% of the jobs in the metro. Phoenix has a larger combined concentration of jobs in the sectors that generally represent higher incomes: Professional and Business Services, Financial Activities and Information. The combination of these three sectors represents 26% of the jobs in the metro, versus 21% for the nation.

Metro leaders are focused on development or expansion of several industry clusters, including renewable energy, biomedical/personalized medicine, advanced business services, manufacturing and distribution, data centers, emerging technology and aerospace and aviation. Several of these sectors capitalize on the many sunny, clear days each year and lower cost of doing business, which is reportedly 40% lower than California. Top employers include city, county and state government, Bank of America, Wells Fargo, Raytheon, Arizona State University and Apollo Group, which is the parent company for Phoenix University and many other accessible education programs.

Population and household growth slowed in Phoenix during the recession, with an average of 57,500 people (1.0% growth) and 22,240 households (1.5% growth) added annually from 2008 through 2012. JBREC assumes a return to strong population growth of approximately 116,300 people (2.7% growth) and strong household growth of 42,500 households (2.7% growth) in 2013.

The median household income is rising in the Phoenix metro, increasing 2.5% in 2012 to nearly $52,600. While the median household income is still below the peak of $55,700 in 2008, JBREC assumes continued income growth. reaching 1.7% in 2013.

Phoenix’s existing home sales volume has recovered significant from the low in 2007, but remains below the peak in 2003. Approximately 100,000 existing home sales in 2012 were 65% higher than the trough at 60,600 transactions in volume in 2008. JBREC forecasts that existing home sales will reach 101,600 transactions in 2013, which would be the most since 2005.

The median existing home sales price rose 22.7% in 2012, following five years of declining or weak prices. From the 2006 peak to the 2010 trough, the median existing single-family detached home price declined by 54% as a result of sales activity shifting to lower price points, as well as a loss of value. The median existing single-family detached home price of $148,182 in 2012 was on par with the median price in 2002-2003 for this market.

New home sales activity increased in Phoenix during 2012 from the 2011 trough, and JBREC forecasts strong sales growth for the next several years. New home sales transactions totaled 10,769 for the twelve months ended December 31, 2012, which was up nearly 27% from the recent trough in 2011. JBREC projects that new home sales activity will increase to 17,000 transactions in 2013, which would be the highest level since 2008.

While solid growth is forecasted for the next several years, new home sales activity is likely to remain well below the peak levels achieved in 2005. Very low resale and new home inventory levels paired with recovering demand are driving new home prices higher, as consumers want to take advantage of low mortgage rates and great affordability. New homes typically have a pricing premium over resale homes, and that gap is growing again as housing recovers. DataQuick indicates the 2012 median price for new homes was $210,963. The median new home price rose 6.0% in 2012 after declining from the peak of $269,300 in 2006. The median new home price can be heavily influenced by the mix of home types being sold and, as a result, resale home prices are a better indication of market trends.

Phoenix home values rose 15.4% in 2012, following five years of declining values, during which time home values declined 55% from the 2006 peak, according to JBREC’s Burns Home Value Index. The index provides an estimate of home value trends in an MSA, and is calculated based on an “electronic appraisal” of every home in the market, rather than just the small sample of homes that are actually transacting. JBREC forecasts home values to rise 18% in 2013.

Single-family homebuilding permit activity in the Phoenix metro continues to rise from very low levels, and JBREC forecasts volume to grow in 2013 as the demand for housing increases. Single-family homebuilding permits totaled 11,859 in the twelve months ended 2012, rising from 7,212 units at the low point of the cycle in 2010. JBREC forecasts that single-family homebuilding permits will reach 18,000 issuances in 2013, , which would be the highest level since 2007 in this market.

The pace of job growth is ahead of permit activity in Phoenix, resulting in current demand outpacing the new supply being added to the market. For 2012, approximately 2.6 jobs were added to the market for every 1 homebuilding permit issued. Historically, this ratio has been closer to 1.2 for the Phoenix metro. The ratio is expected to increase slightly to 2.9 in 2013 as employment growth increases.

The resale inventory declined rapidly in the Phoenix metro in 2011 and 2012, plummeting by 18.5% just in the last year. As of December 31, 2012, there were 18,632 listings in the metro, translating to 2.2 months of supply, based on sales activity during 2012. A 6.0 month supply is considered equilibrium for most markets. Low levels of inventory could lead to more competitiveness and increasing prices in the resale market. The level of listings as of December 31, 2012 was well below the peak of more than 58,200 listings in October 2007, and the months of supply had been as high as 12.6 months in March 2008.

Pre-foreclosure notices have been declining in the Phoenix metro division since a peak in the fourth quarter of 2009. At the peak, approximately 117,300 notices were issued in Phoenix. In the twelve months ended December 31, 2012, approximately 41,800 notices had been issued, which represents a 37% decline from the twelve months ended December 31, 2011.

There is a relatively high level of potential distressed homes that are not yet on the market and may limit home price appreciation. As of December 31, 2012, the shadow inventory amounted to an estimated 38,600 homes, or 5.0 months of supply at the resale sales rate during 2012. JBREC believes that most shadow inventory homes will gradually become distressed sales over the next few years; however, demand for the distressed inventory will exceed the slow pace of inventory coming to market so that material home price declines are unlikely.

When comparing the monthly costs of owning the median-priced home with the median household income, current affordability conditions are excellent in relation to history in the Phoenix metro. JBREC’s Affordability Index takes into consideration the change in mortgage rates over time in its estimate of the ownership costs, which can significantly impact the monthly payment. Affordability conditions at 2012 year-end were near the market’s best. JBREC forecasts that affordability conditions in Phoenix will worsen in 2013 as home prices and mortgage rates are expected to rise.

In summary, the Phoenix metropolitan area is recovering, with strong job growth that is fueling housing demand. Additional demand for homes by retirees and second-home buyers isn’t captured in the job growth metrics, which serve as a proxy for demand. Investors have also been active buyers in recent years, helping to clear much of the distress. Because resale and new home inventories are very limited, home prices are appreciating. Homebuilders are reporting very strong sales and improving pricing power, leading many to intentionally slow sales while working to open new sections or communities. Lot and land prices are escalating quickly.

*	This market study was prepared for The New Home Company in connection with its initial public offering by John Burns Real Estate Consulting, LLC (“JBREC”) in March 2013 based on the most recent data available at that time. Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. The market study contains forward-looking statements which are subject to uncertainty.

The estimates, forecasts and projections prepared by JBREC are based upon numerous assumptions and may not prove to be accurate. This market study contains estimates, forecasts and projections that were prepared by JBREC, a real estate consulting firm. The estimates, forecasts and projections relate to, among other things, home value indices, payroll employment growth, median household income, housing permits and household formation. No assurance can be given that these estimates are, or that the forecasts and projections will prove to be, accurate. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. No assurance can be given regarding the accuracy or appropriateness of the assumptions and judgments made, or the methodologies used, by JBREC. The application of alternative assumptions, judgments or methodologies could result in materially less favorable estimates, forecasts and projections than those contained in this market study. Other real estate experts have different views regarding these forecasts and projections that may be more positive or negative, including in terms of the timing, magnitude and direction of future changes.

The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections included in this market study might not occur or might occur to a different extent or at a different time. For the foregoing reasons, JBREC cannot provide any assurance that the estimates, forecasts and projections contained in this market study are accurate, actual outcomes may vary significantly from those contained or implied by the forecasts and projections, and you should not place undue reliance on these estimates, forecasts and projections.

SEPARATION PAGE

Company Name	2012 Cancellation Rate

KB Home	31.0%
Beazer Homes USA, Inc.	27.3%
D.R. Horton, Inc.	24.3%
M.D.C. Holdings, Inc.	22.8%
Hovnanian Enterprises, Inc.	20.4%
The Ryland Group, Inc.	19.0%
Lennar Corporation	17.7%
M/I Homes Inc.	17.2%
PulteGroup, Inc	15.4%
NVR, Inc.	14.4%
Meritage Homes Corp	13.5%
Standard Pacific Corp.	13.3%
Toll Brothers Inc.	4.2%

Average	18.5%

Source: Company Filings

1/1

COMMENT 38

to the Staff’s letter of May 15, 2013

and

COMMENT 10

to the Staff’s letter of June 7, 2013

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

THE NEW HOME COMPANY LLC

TABLE OF CONTENTS

ARTICLE I. DEFINITIONS		1

1.1	Certain Definitions	1

1.2	Terms Generally	10

ARTICLE II. THE COMPANY AND ITS BUSINESS		11

2.1	Company Name	11

2.2	Term	11

2.3	Filing of Certificate and Amendments	11

2.4	Purpose and Business; Powers; Scope of Members’ Authority	11

2.5	Principal Office; Registered Agent	12

2.6	Names and Addresses of Members	12

2.7	Representation and Warranty	12

ARTICLE III. MANAGEMENT OF COMPANY BUSINESS; MAJOR DECISIONS		13

3.1	Management and Control	13

3.2	Decisions Requiring Approval of the Board of Managers	13

3.3	Board of Managers	19

3.4	Members Shall Not Have Power to Bind Company	20

ARTICLE IV. RIGHTS AND DUTIES OF MEMBERS/TAX MATTERS MEMBER/PURCHASE OPTION		21

4.1	Use of Company Property	21

4.2	Member Voting Rights	21

4.3	Member Meetings	21

4.4	Exculpation and Indemnification	22

4.5	Competing Activities	23

4.6	Designation of Tax Matters Partner	23

i

4.7	Insurance Requirements	24

4.8	Purchase Option	24

ARTICLE V. CAPITAL CONTRIBUTIONS AND MEMBER LOANS		26

5.1	Previous Capital Contributions of TNHC Partners	26

5.2	Required Capital Contributions of TNHC Partners, IHP and Watt	26

5.3	Additional Capital Contributions	28

5.4	No Interest	28

5.5	Member Loans	28

5.6	Liability of Members	29

5.7	Return of Capital Contribution	29

ARTICLE VI. CAPITAL ACCOUNTS, PROFITS AND LOSSES AND ALLOCATIONS		29

ARTICLE VII. DISTRIBUTIONS OF AVAILABLE CASH		29

7.1	Distributions of Available Cash from Extraordinary Transactions	29

7.2	Distributions of Available Cash other than Available Cash arising from Extraordinary Transactions	29

7.3	Minimum Distributions	30

ARTICLE VIII. TRANSFER OF COMPANY INTERESTS		30

8.1	Limitations on Assignments of Interests by Members	30

8.2	Assignment Binding on Company	31

8.3	Substituted Members	31

8.4	Acceptance of Prior Acts	32

8.5	Additional Limitations	32

ARTICLE IX. TERMINATION OF COMPANY; LIQUIDATION AND DISTRIBUTION OF ASSETS		32

9.1	Dissolution and Termination	32

9.2	Distribution Upon Liquidation	33

9.3	Sale of Company Assets	33

ARTICLE X. RECAPITALIZATION AND LIQUIDITY EVENTS		34

10.1	Admission of Initial New Member	34

10.2	Recapitalization	34

10.3	Liquidity Events	35

ARTICLE XI. BOOKS, RECORDS AND REPORTS		35

11.1	Books of Account	35

11.2	Monthly Reporting	35

11.3	Financial Reports and Statements	36

11.4	Accounting Expenses	36

11.5	Bank Accounts	36

ARTICLE XII. EVENTS OF DEFAULT; REMEDIES; ADJUSTMENT TO “PROMOTE”		36

12.1	Default	36

12.2	Remedies	37

12.3	Adjustment to TNHC Partners “Promote”	37

ARTICLE XIII. INVESTMENT REPRESENTATIONS		38

13.1	Representations	38

ARTICLE XIV. GENERAL		39

14.1	Further Assurances	39

14.2	Notices	39

14.3	Headings and Captions	40

14.4	Variance of Pronouns	40

14.5	Counterparts	40

14.6	Governing Law; Choice of Forum	40

14.7	Partition	40

14.8	Invalidity	40

14.9	Successors and Assigns	40

14.10	Legal Representation and Construction	41

14.11	Amendment	41

14.12	Entire Agreement	41

14.13	Confidentiality	41

14.14	Time of the Essence	42

14.15	No Third Party Beneficiaries	42

14.16	Exculpation	42

14.17	Public Announcements	42

EXHIBIT A	CAPITAL STRUCTURE

EXHIBIT B	EXISTING OFFICERS

EXHIBIT C	INSURANCE REQUIREMENTS

EXHIBIT D	FORM OF ASSIGNMENT OF MEMBERSHIP INTEREST

EXHIBIT E	FORM OF CERTIFICATE OF REPRESENTATIONS AND WARRANTIES

APPENDIX “1”	TAX APPENDIX

SCHEDULE 1	APPRAISAL PROCEDURES

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

THE NEW HOME COMPANY LLC

This Amended and Restated Limited Liability Company Agreement (this “Agreement”) of The New Home Company LLC, a Delaware limited liability company (the “Company”), is entered into as of August 18, 2010 by TNHC Partners LLC, a Delaware limited liability company (“TNHC Partners”), IHP Capital Partners VI, LLC, a Delaware limited liability company (“IHP”), and Watt/TNHC LLC, a California limited liability company (“Watt”) as the members (each a “Member” and collectively the “Members”) of the Company, with reference to the following facts:

A. The Certificate of Formation (the “Certificate”) of the Company was filed on June 25, 2009 with the Delaware Secretary of State.

B. The Limited Liability Company of The New Home Company LLC (the “Original Agreement”) was entered into as of August 26, 2009 by TNHC Partners as the sole Member.

C. Concurrently with the execution hereof, IHP and Watt are admitted as Members of the Company.

D. The Members now desire to amend and restate in its entirety the Original Agreement.

NOW, THEREFORE, in order to carry out their intent as expressed above and in consideration of the mutual agreements hereinafter contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree, and amend and restate the Original Agreement in its entirety, as follows:

ARTICLE I.

DEFINITIONS

1.1 Certain Definitions. As used in this Agreement and the Exhibits hereto, the following terms shall have the meanings set forth below:

“Act” shall mean the Delaware Limited Liability Company Act (6 Del. C. §18- 101 et seq.), as amended from time to time.

“Affiliate” shall mean with respect to any Person (i) any other Person that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with such Person, (ii) any other Person owning or controlling 10% or more of the outstanding voting securities of, or other ownership interests in, such Person, (iii) any officer, director or member of such Person and (iv) if such Person is an officer, director or member of any. company, the company (other than the Company and the Subsidiaries) for which such

Person acts in any such capacity. For purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Appraisal Notice” shall have the meaning set forth in Section 4.8.

“Appraised Value” shall mean the value of the Company assets as determined pursuant to the procedures set forth in Schedule 1 attached hereto less all Assumed Transaction Costs.

“Appraised Value Price” shall mean the amount of cash (which may not be less than zero) that would be distributed on account of the Departing Member’s Interest if the Company were dissolved and liquidated in accordance with this Agreement as if the Company assets were sold for their Appraised Value on the applicable Value Date.

“Appraised Value Sale Price Notice” shall mean a notice delivered by the Company to the Members setting forth the Appraised Value Price for the sale of any Interest in accordance with Section 4.8 of this Agreement.

“Approved Environmental Parameters” means that, subject to the following provisions and restrictions, the Company will prudently accept environmental exposure and potential liability in a manner consistent with overall industry standards applicable to homebuilders acting in a like manner under similar circumstances. Further, “Approved Environmental Parameters” means that the Company will not make investments in Properties with adverse environmental conditions unless: (i) the dollar value of the environmental risk associated with such environmental condition has been quantified (the parties acknowledging that any such quantification shall only be a good faith estimate and may not ultimately prove accurate); (ii) the cost of the Environmental Remediation of such environmental condition has been quantified (the parties acknowledging that any such quantifications shall only be good faith estimates and may not ultimately prove accurate); (iii) the environmental liability can be mitigated with measures already in place or to be implemented by the Company to effectively mitigate the risks to the Company associated with such environmental condition and projected to result in risk-adjusted rates of return contemplated by the Property’s proforma (the parties acknowledging that any such projections shall only be good faith estimates and may not ultimately prove accurate); (iv) any such potential environmental liability associated with such environmental condition is structured to be limited to only the entity holding title to the Property affected by such environmental condition, provided, however, that the Company and/or any Subsidiary may indemnify lenders, master developers and landowners against environmental liability in connection with the acquisition and financing of Properties; and (v) investing in the Property affected by such environmental condition does not expose the Company or any of its other assets to any potential liability beyond its investment (including without limitation equity, debt and related obligations such as guarantor liability and indemnitor liability) in the entity holding title to the Property affected by such environmental condition. In addition, “Approved Environmental Parameters” means that all environmental risks associated with such environmental condition will be appropriately mitigated by factors that may include, but are not limited to, specific Environmental Remediation, environmental insurance, indemnifications by creditworthy indemnitors, agreements with regulatory authorities, and the legal structure of ownership, all as determined by the Board of Managers. The appropriate level of environmental risks to be assumed and the appropriate mitigation measures to be employed shall be detailed in environmental guidelines and procedures to be adopted and maintained by the Board of Managers.

“Assumed Transaction Costs” shall mean the costs related to a customary and ordinary closing and related transaction costs that would normally be incurred in a sale of the Company assets. The Assumed Transaction Costs may include, to the extent applicable, brokers’ commissions, attorneys’ and accountants’ fees, escrow fees, and transfer taxes; provided, however, that in no event shall the Assumed Transaction Costs exceed two percent (2%) of the Current Book Value or Appraised Value, as applicable, of the Company prior to subtracting the Assumed Transaction Costs.

“Available Cash” shall mean, for any fiscal period, the excess, if any, of:

(A) the sum of (i) the amount of all cash receipts of the Company during such period from whatever source and (ii) any cash reserves of the Company existing at the start of such period over

(B) the sum of (x) all cash amounts paid or payable (without duplication) in such period on account of expenses and capital expenditures incurred in connection with the operation of the Company’s business (including, without limitation, general operating expenses, taxes and then due principal, amortization, fees, costs or interest on any debt of the Company, and (y) such cash reserves which may be required for the working capital and future needs of the Company in an amount approved by the Board of Managers.

“Bankruptcy” shall mean, with respect to the affected party, (i) the adjudication that such party is bankrupt or insolvent, or the entry of a final and nonappealable order for relief under the United States Code or any other applicable federal or state bankruptcy or insolvency law, (ii) the admission by such party of its inability to pay its debts as they mature, (iii) the making by it of an assignment for the benefit of creditors, (iv) the filing by it of a petition in bankruptcy or a petition for relief under the United States Code or any other applicable federal or state bankruptcy or insolvency law, (v) the expiration of sixty (60) days after the filing of an involuntary petition under of the United States Code, an application for the appointment of a receiver for the assets of such party, or an involuntary petition seeking liquidation, reorganization, arrangement or readjustment of its debts under any other federal or state insolvency law, provided that the same shall not have been vacated, set aside or stayed within such sixty (60)-day period, (vi) the imposition of a judicial or statutory lien on all or a substantial part of its assets unless such lien is discharged or vacated or the enforcement thereof stayed within sixty (60) days after its effective date, (vii) the filing by such party of an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of the nature described in clause (v) above, and (viii) the expiration of sixty (60) days after the commencement of any stay referred to in clause (v) or (vi) above, provided that the subject of such stay shall not have been vacated or set aside within such sixty (60)-day period.

“Board of Managers” shall mean, collectively, the Appointed Representatives appointed pursuant to Section 3.3.

“Board of Managers Impasse” shall exist if the Appointed Representative(s) of any Member (the “Impasse Member”) shall block the Required Board Approval of one or more of the Major Decisions set forth in Sections 3.2(b)(v)-(ix) and/or (xi)-(xxx) on three (3) or more occasions during any twelve (12) consecutive month period by voting no when all of the other Members entitled to vote thereon vote affirmatively.

“Book Value Price” shall mean the amount of cash (which may not be less than zero) that would be distributed on account of the Departing Member’s Interest if the Company were dissolved and liquidated in accordance with this Agreement as if the Company was sold for its then Current Book Value on the applicable Value Date.

“Book Value Sale Price Notice” shall mean a notice delivered by the Company to the Members setting forth the Book Value Price for the sale of any Interest in accordance with Section 4.8 of this Agreement.

“Breach of Due Care” means a failure to act in good faith, in the best interests of the Company, for the exclusive benefit of the Company, in compliance with the terms of this Agreement, without fraud, gross negligence or willful misconduct, and with the care, skill, prudence and diligence (including diligent inquiry) under the circumstances then prevailing that a prudent real estate professional experienced in such matters would use in the conduct of an enterprise of like character with like aims, which failure (except in the case of fraud or willful misconduct which are not subject to cure rights) has not been cured prior to the expiration of thirty (30) days from receipt of written notice of such default from the Company, and provided, further, that if such default is of a nature that cannot be cured within such thirty (30) day period that the cure is commenced within such thirty (30) day period and is diligently and continuously pursued to completion, such additional period for completion not to exceed sixty (60) days.

“Budget Year” shall mean each of a period beginning on January 1, 2010 and ending on December 31, 2010 and any successive calendar period thereafter.

“Business Day” shall mean any day other than a Saturday, Sunday or any other day on which banks in California are required or permitted to be closed.

“Business Plan” shall mean the annual master business plan for the Company which shall include the following:

(a) a narrative description of the Company’s anticipated business activities for the Budget Year and the following three (3) calendar years thereafter;

(b) a consolidated projection of net income and cash flow of the Company for the Budget Year and the following three (3) calendar years thereafter along with a projected balance sheet as of the end of the Budget Year and the end of the following three (3) calendar years thereafter, together with schedules summarizing projected unit activity for each respective year;

(c) for each Property, a projection of net income and cash flow for the Budget Year through the projected completion of the development and sale of the Property with a projected balance sheet as of the end of the Budget Year and the end of the following three (3) calendar years thereafter; and

(c) for the headquarters office and each Subsidiary of the Company, a schedule of projected general and administrative expenses and a schedule of projected capital expenditures.

Each new Business Plan for each Budget Year shall be submitted to the Board of Managers no later than November 15 of the year preceding each calendar year. The Business Plan may be amended or replaced from time to time with the approval of the Board of Managers. The Members acknowledge that the Company’s Business Plan for 2010 has been approved.

The Company shall not materially deviate from the approved Business Plan without approval of the Board of Managers; provided that if a Major Decision approved by the Board of Managers constitutes a material deviation from the existing approved Business Plan, no further approval shall be required for such deviation.

“Capital Contribution” when used with respect to any Member shall mean the amount of capital contributed by such Member to the Company in accordance with Sections 5.1 and 5.2.

“Capital Percentages” means the respective proportionate capital percentages of the Members set forth on Exhibit A attached hereto, that is, 33 1/3% with respect to TNHC Partners, 33 1/3% with respect to IHP and 33 1/3% with respect to Watt, subject to adjustment as set forth herein.

“Certificate of Formation” shall mean the Certificate of Formation of the Company which has been filed with the State of Delaware, as the same may hereafter be amended and/or restated from time to time.

“Chief Executive Officer” shall mean Mr. H. Lawrence Webb in his capacity as Chief Executive Officer of the Company, and any successor(s) to Mr. Webb appointed by the Board of Managers in accordance with the terms of this Agreement.

“Closing” shall have the meaning set forth in Section 4.8.

“Closing Date” shall have the meaning set forth in Section 4.8.

“Code” shall have the meaning ascribed thereto by the Tax Appendix attached hereto as Appendix “1”.

“Company Assets” shall mean all right, title and interest of the Company in and to the assets of the Company and any property (real or personal) or estate acquired in exchange therefor or in connection therewith.

“Current Book Value” shall mean the current book value of the Company (taking into account its ownership of all Subsidiaries) as determined in accordance with GAAP as of the applicable Value Date less all Assumed Transaction Costs.

“Default Rate” shall mean an interest rate of twenty percent (20%) per annum, compounded monthly, not to exceed the maximum rate permitted by law.

“Environmental Remediation” means (a) all those activities necessary to detect, investigate, remove, monitor, remediate, mitigate, safeguard the environment and public health from, and properly dispose of, Hazardous Materials, including without limitation obtaining all permits and filing all applications, notifications and other instruments required by law; (b) the removal of any remaining underground storage tanks; (c) all those actions necessary to achieve a “no further action” or closure status from all applicable regulatory and governmental agencies related to all removed and former underground storage tanks, without the imposition of institutional controls (such as deed restrictions); and (d) remediation of soil, improvements and water, disposal of materials and restoration of a Property such that the Property is in compliance with all applicable environmental laws (or, if there are no applicable environmental laws establishing remediation levels for such Hazardous Materials, to the remediation levels recommended by the environmental consultant for the Property), all as necessary to obtain, if required, written approval from all applicable regulatory and governmental agencies of the remediation levels achieved and, if the Property includes residential use, result in a finding of no significant health risk (without use of further mitigation measures) through the performance of an appropriate health risk assessment by the environmental consultant for the Property.

“Estate Planning Transfer” means a Transfer by an individual of all or a portion of his or her interest to either of the following (each, a “Trust”): (i) an inter vivos trust (i.e., a revocable living trust or family trust), established for the benefit of such individual and/or any member of his or her Immediate Family, or (ii) an irrevocable trust established for the primary benefit of such individual and/or such individual’s Immediate Family, provided that (A) the individual is either the sole trustee of the Trust or the individual and his or her spouse (as to each individual, his or her “Spouse”) are the only two (2) acting co-trustees of said Trust and, with respect to the interest, the individual retains sole management and control over all voting and approval rights associated with the interest transferred (whether as a “special trustee” or otherwise), and (B) the transferred interest remains subject to the terms and conditions of this Agreement. “Immediate Family” shall mean an individual’s Spouse, children and grandchildren (including legally adopted children).

“Extraordinary Transaction” shall mean, with respect to any Person, the occurrence of one or more of the following events: (i) a merger, consolidation or other combination with or into another Person; (ii) the direct or indirect sale, lease, exchange or other transfer of all or substantially all of its assets in one transaction or a series of related transactions; (iii) any reclassification, recapitalization or change of its outstanding equity interests; or (iv) the adoption of any plan of liquidation or dissolution of such Person.

“Final Sale Price Notice” shall have the meaning set forth in Section 4.8.

“Final Settlement Date” shall have the meaning set forth in Section 4.8.

“Fiscal Year” shall mean the fiscal year of the Company, which shall be the calendar year or such other year as may be required by the Code; but upon termination of the Company, “Fiscal Year” shall mean the period from the end of the last preceding Fiscal Year to the date of such termination.

“GAAP” shall mean generally accepted accounting principles.

“Group” means the Appointed Representatives to the Board of Managers appointed by a Member as set forth in Section 3.3(c), below, which shall initially include the TNHC Partners Group, Watt Group and IHP Group.

“Hazardous Materials” shall mean (a) any flammable, explosive or radioactive materials, chemical substances, pollutants, contaminants or hazardous or toxic wastes, materials or substances or related materials whether solid, liquid or gaseous in nature, including, without limitation, substances defined as “hazardous substances,” “hazardous materials,” “toxic substances” or “solid waste” in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. Sec. 9601, et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. Section 5101, et seq.; the Toxic Substances Control Act, 15 U.S.C., Section 2601, et seq.; the Resource Conservation and Recovery Act of 1976, 42 U.S.C. Section 6901, et seq.; and in the regulations adopted and publications promulgated pursuant to said laws; (b) those substances listed in the United States Department of Transportation Table (49 C.F.R. 172.101 and amendments thereto) or by the Environmental Protection Agency (or any successor agency) as hazardous substances (40 C.F.R. Part 302 and amendments thereto); (c) those substances defined as “hazardous wastes,” “hazardous substances” or “toxic substances” in any similar federal, state or local laws or in the regulations adopted and publications promulgated pursuant to any of the foregoing laws or which otherwise are regulated for purposes of protecting the environment or human health by any governmental authority, agency, department, commission, board or instrumentality of the United States of America, the State in which the applicable Property is located or any political subdivision thereof; (d) any pollutant or contaminant or hazardous, dangerous or toxic chemicals, materials, or substances within the meaning of any other applicable federal, state, or local law, regulation, ordinance, or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous, toxic, or dangerous waste, substance or material all as amended; (e) petroleum or any by-products thereof; (f) any radioactive material, including any source, special nuclear or by-product material as defined at 42 U.S.C. Sections 2011 et seq., as amended, and in the regulations adopted and publications promulgated pursuant to said law; (g) asbestos in any form or condition; (h) polychlorinated biphenyls; (i) radon; or (j) mold or fungi known to cause harm to human health.

“Impasse Member” shall have the meaning set forth in the definition for “Board of Manager Impasse” set forth above.

“Indebtedness” shall mean, with respect to any Person,

(i) all indebtedness and obligations of or assumed by such Person in respect of money borrowed (including any indebtedness which is non-recourse to the credit of such Person but which is secured by a Lien on any asset of such Person) or evidenced by a promissory note, bond, debenture, letter of credit reimbursement agreement or other written obligations to pay money for borrowed money;

(ii) any indebtedness or obligation of others secured by a Lien on any asset of such Person, whether or not such indebtedness or obligation is assumed by such Person;

(iii) any guaranty, endorsement, suretyship or other undertaking pursuant to which such Person may be liable on account of any obligation of any third party other than a Subsidiary;

(iv) indebtedness for the deferred purchase price of property or services;

(v) obligations of such Person incurred in connection with entering into a lease which, in accordance with GAAP, should be capitalized (but excluding leases which provide for terms of seven (7) years or less); and

(vi) the indebtedness or obligations of a partnership or joint venture in which such Person is a general partner or joint venturer and for which consolidation is required pursuant to GAAP. Indebtedness shall exclude customary subdivision improvement bonds.

“Indemnified Parties” shall have the meaning set forth in Section 4.4.

“Interest” shall mean the entire interest of a Member in the Company at any particular time, together with the right of such Member to any and all benefits to which a Member may be entitled as provided in this Agreement, and together with the obligations of such Member to comply with all the terms and provisions of this Agreement. The foregoing definition of “Interest” is intended to comply with the definition of “limited liability company interest” as set forth in Section 18-101 of the Act, and shall be interpreted consistently therewith.

“IRS” shall mean the Internal Revenue Service.

“Lien” shall mean any lien, mortgage, charge, restriction, option, right of first refusal or offer, contractual restriction on transfer, security interest, tax lien, pledge, encumbrance, conditional sale or title retention arrangement, or any other claim of any kind or nature against any Property securing any Indebtedness, or any agreement to create or confer any of the foregoing, in each case whether arising by agreement or under any statute or law or otherwise.

“Major Decisions” shall have the meaning set forth in Section 3.2(b).

“Majority in Interest” shall mean one or more Members holding more than 50% of the total Percentage Interests of the Members entitled to vote on such matter.

“Members” shall mean TNHC Partners, IHP and Watt, their successors and permitted assigns and any other members admitted to the Company in accordance with Article VIII.

“New Member” shall mean any Member other than the Present Members. The admission of a New Member and the Interest to be issued to a New Member shall be a Major Decision.

“Officers” shall mean the Chief Executive Officer and such other officers of the Company and its Subsidiaries as shall from time to time be appointed by the Board of Managers hereunder until such time as any such Officer is removed in accordance with the terms of this Agreement.

“Organizational Document” of a Person shall mean (i) with respect to a corporation, such Person’s certificate of incorporation and by-laws, and any shareholder agreement, voting trust or similar arrangement applicable to any of such Person’s authorized shares of capital stock, (ii) with respect to a partnership, such Person’s certificate of limited partnership and partnership agreement, (iii) with respect to a limited liability company, such Person’s certificate of formation and limited liability company operating agreement, or (iv) with respect to a trust, the declaration of trust or other trust agreement.

“Percentage Interests” means 50% with respect to TNHC Partners, 25% with respect to IHP and 25% with respect to Watt, subject to adjustment as set forth herein.

“Person” shall mean any individual, partnership, corporation, limited liability company, trust or other legal entity.

“Present Members” shall mean TNHC Partners, IHP and Watt.

“Promote” shall mean a portion of TNHC Partners’ Percentage Interest equal to the difference between its Percentage Interest and its Capital Percentage. Initially, the Promote is equal to 16 2/3%.

“Property” and “Properties” shall have the meanings set forth in Section 2.4(a).

“Property Loan” shall mean any bridge, permanent or construction financing obtained by the Company or any of its Subsidiaries in accordance with the provisions hereof relating to one or more Properties which may be secured by a mortgage, or similar security in the nature of a mortgage, on such Properties, and which is to be entered into for the purpose of financing the acquisition, construction, development, and/or operation of such Properties.

“Purchasing Member(s)” shall have the meaning set forth in Section 4.8.

“Required Board Approval” shall mean:

(i) with respect to any matter constituting a Unanimous Decision, the approval of Groups representing all of the Members entitled to vote on such matter,

(ii) with respect to any matter constituting a Major Decision or any other matter requiring the approval of the Board of Managers hereunder (except a Unanimous Decision), the approval of Groups representing a Super-Majority in Interest.

For purposes of determining approvals, the following shall apply:

(A) The approval of any one (1) Appointed Representative of a Group other than the TNHC Partners Group shall be deemed the approval of such Group and the written approval as set forth in a duly executed resolution of the Board of Managers of any one (1) Appointed Representative of a Group other than the TNHC Partners Group shall be deemed the approval of such Group.

(B) For purposes of determining affirmative approvals by the TNHC Partners Group, the approval of a simple majority of the Appointed Representatives of the TNHC Partners Group entitled to vote shall be deemed the approval of such Group and the written approval as set forth in a duly executed resolution of the Board of Managers of a simple majority of the Appointed Representatives of the TNHC Partners Group entitled to vote shall be deemed the approval of such Group; provided however, that (1) if the approval is in connection with the removal pursuant to Section 3.2 (b)(xx) of an Officer who is also an Appointed Representative, such Appointed Representative shall not be entitled to vote on such approval, and (2) if the Appointed Representatives of TNHC Partners entitled to vote are evenly divided on a Unanimous Decision or Major Decision, the TNHC Partners Group shall be deemed to have abstained and any Required Board Approval on such Unanimous Decision or Major Decision shall require the unanimous approval of the other Groups.

“Sale Price” shall mean the Appraised Value Price or the Book Value Price, as applicable, to be paid for the Departing Member’s Interest pursuant to Section 4.8.

“Subsidiary” shall mean any entity or entities, as applicable, in which the Company owns a direct or indirect interest, whether such interest is a sole interest, through a joint venture, or otherwise.

“Substituted Member” shall mean any Person admitted to the Company as a Member pursuant to the provisions of Section 8.3.

“Super-Majority in Interest” shall mean one or more Members holding at least 85% of the total Percentage Interests of the Members entitled to vote on such matter.

“Transfer” shall have the meaning set forth in Section 8.1.

“Unanimous Decisions” shall have the meaning set forth in Section 3.2(a).

“Value Date” shall have the meaning set forth in Section 4.8.

1.2 Terms Generally. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined in this Article have the meanings assigned to them in this Article and include both the plural and the singular;

(b) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision; and

(c) All references to Articles, Sections, clauses, other subdivisions, and Exhibits unless otherwise identified shall be deemed references to Articles, Sections, other subdivisions, and Exhibits of or to this Agreement and any such Exhibits shall be incorporated herein by reference.

(d) the words “including” and “include” and other words of similar import shall be deemed to be followed by the phrase “without limitation.”

ARTICLE II.

THE COMPANY AND ITS BUSINESS

2.1 Company Name. The name of the Company is The New Home Company LLC.

2.2 Term. The term of the Company shall continue in full force and effect until terminated or dissolved as hereinafter provided.

2.3 Filing of Certificate and Amendments. The Certificate was filed with the Secretary of State of Delaware. The Company shall execute, deliver and file any other certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in California or any other jurisdiction in which the Company does business.

2.4 Purpose and Business; Powers; Scope of Members’ Authority

(a) The business of the Company (the “Company Business”) shall be directly or indirectly acquiring, investing in, making and obtaining loans with respect to, improving, holding, owning, developing, constructing, encumbering, selling, managing, operating and otherwise using residential real properties (which may have ancillary commercial components) (each real property owned by the Company or one of its Subsidiaries (as defined below), together with all improvements thereon and personal property owned by the Company or its Subsidiaries related thereto, a “Property,”). The Company is empowered, subject to specified terms of this Agreement, to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described herein and for the protection and benefit of the Company and its Subsidiaries, including full power and authority, directly or through its Subsidiaries, to enter into, perform and carry out contracts of any kind, borrow money and issue evidences of indebtedness whether or not secured by mortgage, deed of trust, pledge or other lien, acquire, own, manage, improve and develop any Property, and lease, sell, transfer and dispose of any Property.

(b) No Member shall have any authority to bind or act for, or assume any obligations or responsibility on behalf of, any other Member. Neither the Company nor any Member shall, by virtue of executing this Agreement, be responsible or liable for any indebtedness or obligation of the other Members or otherwise relating to any Property or

Company Assets incurred or arising either before or after the execution of the Original Agreement, except that the Company (but not any Member) shall be responsible and liable for those responsibilities, liabilities, indebtedness, or obligations expressly assumed by the Company or incurred by the Company.

2.5 Principal Office: Registered Agent. The principal place of business of the Company within the State of California shall be 95 Enterprise, Suite 325, Aliso Viejo, CA 92656. The Company may change and locate its places of business and registered office at any other place or places as the Board of Managers may from time to time determine. For purposes of Section 18-104(a)(1) of the Act, the registered office of the Company is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, and the name of its initial registered agent at such address shall be The Corporation Trust Company. The registered office and registered agent may be changed with the approval of the Board of Managers from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Delaware Secretary of State pursuant to the Act.

2.6 Names and Addresses of Members. The names and addresses of the Present Members are as follows:

TNHC Partners LLC

95 Enterprise, Suite 325

Aliso Viejo, CA 92656

IHP Capital Partners VI, LLC

19800 MacArthur Blvd., Suite 700

Irvine, CA 92612

Watt/TNHC LLC

2716 Ocean Park Blvd., Suite 2030

Santa Monica, CA 90405

2.7 Representation and Warranty. TNHC Partners has previously delivered to IHP and Watt copies (including all of the respective notes thereto) of the consolidated financial statements as of December 31, 2009 and March 31, 2010 of the Company and its Subsidiaries (collectively, the “Financial Statements”). TNHC Partners hereby represents and warrants to IHP and Watt that the Financial Statements (including the notes thereto) to the actual knowledge of TNHC Partners, (a) fairly present in all material respects the financial condition of the Company and its Subsidiaries as of the dates and for the periods indicated therein, (b) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto), (c) were complete in all material respects as of their respective dates, and (d) make full and adequate disclosure of, and provision for, all material liabilities and obligations of the Company and its Subsidiaries as of the dates thereof as required by GAAP.

ARTICLE III.

MANAGEMENT OF COMPANY BUSINESS;

MAJOR DECISIONS

3.1 Management and Control.

(a) The business and affairs of the Company shall be managed under the direction of the Board of Managers and such committees (each, a “Committee”) to which the Board of Managers may delegate power and authority pursuant to this Agreement. Without limiting the foregoing, the Board of Managers shall (i) have the right, power and authority to conduct the business and affairs of the Company (whether for the Company itself or where the Company is acting in its capacity as a direct or indirect member, manager, partner or owner of any Subsidiary) and to do all things necessary to carry On the business of the Company, and (ii) be authorized to take any action of any kind and to do anything and everything the Board of Managers deems necessary or appropriate in accordance with the provisions of this Agreement and applicable law. Subject to the provisions of this Agreement, the Board of Managers shall have all power and authority as is afforded to the managers of a limited liability company under the Act. Approval of or action taken by the Board of Managers with Required Board Approval in accordance with terms of this Agreement shall constitute approval of, or action by, the Company and shall be binding on the Company and its Members. Except as may be expressly permitted pursuant to the terms of this Agreement, no act shall be taken, sum expended, decision made or obligation incurred by the Company (in its own behalf or in its capacity as a member, manager, partner or other equity holder of any Subsidiary) or the Board of Managers, unless and until the Required Board Approval shall have been obtained pursuant to and in accordance with this Agreement. No Member shall have the power or authority to act for or on behalf of the Company except as may otherwise expressly be set forth herein. The provisions of this Agreement relating to the management and control of the business and affairs of the Company shall also be construed to be fully applicable to the management and control of each Subsidiary.

(b) Without limiting the provisions of Section 3.1 (a), the Board of Managers may delegate to the Chief Executive Officer and other Officers, such powers, authority, duties and responsibilities as it shall deem necessary or appropriate, as may be set forth in a written delegation of authority. Any person or entity dealing with the Company (and any Subsidiary) may conclusively presume that an Officer specified in such a written delegation of authority as having the appropriate authority who executes agreements, instruments or other documents on behalf of the Company or any Subsidiary has the full power and authority to do so and each such document shall, for all purposes, be duly authorized, executed and delivered by the Company or Subsidiary, as applicable, upon execution by such Officer.

3.2 Decisions Requiring Approval of the Board of Managers. Subject to the terms hereof, the Board of Managers is hereby granted the sole and exclusive right (unless otherwise delegated), power and authority to make all decisions on behalf of the Company and, to the extent applicable, its Subsidiaries, and is hereby authorized to designate an authorized signatory to execute and deliver on behalf of the Company (or to cause an Officer to so execute and deliver) any and all such contracts, certificates, agreements, instruments and other documents, and to take any such action, as the Board of Managers deems necessary or appropriate. Except as may be expressly permitted pursuant to the terms of this Agreement, no act shall be taken, sum expended, decision made or obligation incurred by the Company (in its own behalf or in its capacity as a member, partner or other equity holder of any Subsidiary), the Board of Managers or the Officers with respect to a matter within the scope of any of the Unanimous Decisions or Major Decisions, unless and until the Required Board Approval shall have been obtained pursuant to and in accordance with this Agreement. If any matter requiring approval of the Board of Managers has received Required Board Approval, no further approval by the Board of Managers shall be required; for purposes of example only, if a Major Decision is specifically identified as approved in an approved Business Plan, such Major Decision has received Required Board Approval and shall not require any additional approval. The Board of Managers, upon the Required Board Approval, may delegate to committees of the Board of Managers the authority to make any Major Decision set forth in Sections 3.2(b)(x) – (xxx).

(a) The “Unanimous Decisions” are:

(i) appointing the Chief Executive Officer of the Company, provided that the Members acknowledge that the appointment of H. Lawrence Webb as Chief Executive Officer of the Company has been approved; and provided, further, that if the Board of Managers is unable to agree upon a new Chief Executive Officer within three (3) months after a vacancy occurs in such office, then the Company shall cease new investments and wind down its operations in an orderly fashion as determined by the Board of Managers;

(ii) removing the Chief Executive Officer of the Company;

(iii) commencing any litigation by the Company or any of its Subsidiaries if the amount in dispute is in excess of Five Hundred Thousand Dollars ($500,000.00);

(iv) compromising or settling any claim or confessing a judgment against the Company or any of its Subsidiaries if the net amount of the settlement or judgment in excess of any insurance proceeds available to pay such settlement or judgment after taking into account any applicable deductible, is greater than (x) Two Hundred Fifty Thousand Dollars ($250,000) with respect to any individual claim or group of related claims; or (y) Five Hundred Thousand Dollars ($500,000) in the aggregate with respect to all claims over a trailing twelve (12) month period;

(v) acquiring a Property which does not comply with the Approved Environmental Parameters;

(vi) selecting an environmental consultant or contractor to be engaged by the Company or any Subsidiary (which may be in the form of a pre-approved list of consultants and/or contractors), provided that after selection of any environmental consultant or contractor, the successor entity to any such environmental consultant or contractor shall also be deemed to be approved;

(vii) causing the Company or any Subsidiary to materially deviate from the insurance requirements referenced in Section 4.7;

(viii) terminating and dissolving the Company;

(ix) causing the Company to materially deviate from the following covenants:

(A) After the Capital Contributions of TNHC Partners, IHP and Watt pursuant to Sections 5.1 and 5.2 have been made, the Company shall maintain a minimum net worth of $27,500,000, provided, however, that if the initial New Member is admitted as set forth in Section 10.1, the Company shall maintain a minimum net worth of $37,500,000 after the Capital Contributions of TNHC Partners, IHP, Watt and such initial New Member have been made pursuant to Sections 5.1 and 5.2;

(B) The Company shall not incur Property Loans and unsecured loans from third parties in aggregate principal amount exceeding the sum of (i) the net worth of the Company and its Subsidiaries, plus (ii) committed but unfunded capital; and

(C) The Company shall retain no less than 50% of its pretax earnings (except at such time as the Company is winding down);

(x) The determination pursuant to Section 10.3 not to engage an investment banker or advisor after the delivery of a “Liquidity Notice”;

(xi) The determination pursuant to Section 10.3 to continue the business of the Company after the delivery of a “Liquidity Notice”; and

(xii) any other matter expressly referenced as a Unanimous Decision hereunder.

(b) The “Major Decisions” are:

(i) causing the Company or any Subsidiary to commence or otherwise engage in any activity that materially deviates from the Company Business as set forth in this Agreement (which for purposes hereof shall include the disposition of the Company Business) or commencing operations within the nature of the Company Business in any state or country in which the Company does not have operations as of the date hereof;

(ii) subject to the requirements of Section 14.11, taking any action in contravention of, modifying or waiving the provisions of this Agreement, taking any action in contravention of, amending, modifying or waiving the provisions of the Certificate of Formation, or taking any action in contravention of, amending, modifying or waiving the provisions of any Organizational Documents for any Subsidiary;

(iii) contributing cash or other property to the Company other than Capital Contributions permitted by Sections 5.1 and 5.2;

(iv) instituting proceedings to adjudicate the Company a bankrupt, or consent to the filing of a bankruptcy proceeding against the Company, or file a petition or answer or consent seeking reorganization of the Company under the Federal Bankruptcy Act or any other similar applicable federal or state law, or consent to the filing of any such petition against the Company, or consent to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of the Company or of its property, or make an assignment for the benefit of creditors of the Company, or admit the Company’s inability to pay its debts generally as they become due;

(v) selling, transferring or otherwise disposing of all or substantially all of the Company Assets;

(vi) approving the admission to the Company of a successor or a new Member of the Company, or designating or approving the classification of any new class of interests issued to a new Member of the Company;

(vii) approving or entering into an Extraordinary Transaction with respect to the Company or any Subsidiary or redeeming or purchasing any Interest or any portion thereof (or taking any action which has substantially the same effect or commits the Company or any Subsidiary to do any of the foregoing);

(viii) issuing any debt or equity securities of, the Company (or any Subsidiary) in a public or private offering or otherwise (except for issuances of equity to the Company by a Subsidiary of the Company, intercompany debt among the Company and one or more Subsidiaries, and all Project Loans), or taking any action which has substantially the same effect or commits the Company or any Subsidiary to any of the foregoing; approving any document (including any amendment, supplement or other modification) containing or evidencing any material modification of any term of any such issuance which was previously approved by the Board of Managers;

(ix) approving any Business Plan or, except as expressly provided in this Agreement or in any duly approved resolution of the Board of Managers, approving any amendment or replacement of any such approved Business Plan;

(x) subject to the provisions of Section 5.2 (c), making a call for capital other than in conformance with an approved Business Plan;

(xi) determining the minimum cash reserves for the Company;

(xii) selecting or varying depreciation and accounting methods which would have a material effect on the income, loss, gain or deduction of the Company or any of its Subsidiaries and making any other material decisions, elections, settlements or compromises with respect to federal, state, local or foreign tax matters, tax controversies (whether judicial or administrative) or other tax related purposes;

(xiii) except as set forth in a Business Plan approved by the Board of Managers or as may be delegated in writing to one or more of the Officers, directly or indirectly selling, transferring or otherwise disposing of all or any material portion of any Property or any Subsidiary (but excluding sales of residential units and other assets of the Company, dedications, grants of easements and similar conveyances to homeowner associations, public utilities and public and quasi-public entities, creation of Mello-Roos Districts, Community Facilities Districts and other public financing vehicles and other transactions in the ordinary course of business);

(xiv) except as set forth in a Business Plan approved by the Board of Managers, extending credit, making loans or becoming or acting as a surety, guarantor, endorser or accommodation endorser (or materially modifying any obligations relating to the foregoing), except (a) in connection with negotiating checks or other instruments received by the Company (or any Subsidiary), (b) in connection with the obtaining of Property Loans, (c) in connection with customary subdivision improvement bonds, (d) in connection with intercompany debt among the Company and one or more Subsidiaries, or (e) otherwise in accordance with an approved Business Plan;

(xv) selecting the certified public accounting firm engaged by the Company;

(xvi) except as set forth in an approved Business Plan, obtaining financing for, or otherwise incurring any Indebtedness, for the Company or any assets of the Company (or any Subsidiary for which consolidation is required under GAAP) or encumbering, hypothecating or pledging all or any material portion of any Property or any Subsidiary for which consolidation is required under GAAP or any interest in any of the foregoing, except for unsecured loans for working capital and Property Loans and other financing of the operations of the Company (or any Subsidiary) set forth in a Business Plan, intercompany debt among the Company and one or more Subsidiaries, or otherwise approved by the Board of Managers; approving any document (including any amendment, supplement or other modification) containing or evidencing any material modification of any term of any such financing or encumbrance which previously required approval by the Board of Managers; or approving the terms of a workout of any such financing with the lender thereof. For purposes of clarification, the Members acknowledge that no approval by the Board of Managers of the form of documentation of such financing or other Indebtedness is required so long as the general parameters of such financing or other Indebtedness are set forth in an Approved Business Plan or is otherwise approved by the Board of Managers;

(xvii) acquiring any land or other real property (including any real property subject to financing) or interests in entities owning land or other real property;

(xviii) except for the Employment Agreements set forth herein, entering into any agreement, understanding or contract with a Member of the Company or with any Affiliate of a Member, other than as specifically provided for and in accordance with the terms set forth in this Agreement or the approved Business Plan or as otherwise approved by the Board of Managers; provided, however, that with respect to any such agreements, understandings and contracts with a Member or its Affiliate, such Member shall take no part in the negotiation, amendment, modification, termination or enforcement of such agreements, understandings and contracts on behalf of the Company;

(xix) appointing the Chief Operating Officer and Chief Financial Officer of the Company, and one or more Subsidiary Presidents, provided, however, that the Chief Executive Officer shall have the authority to appoint all other levels of Officers of the Company and the Subsidiaries without obtaining approval of the Board of Managers. In addition, the Board of Managers may designate levels of Officers which may be appointed by one or more other Officers. The Members acknowledge that the appointments of the existing Officers set forth on Exhibit B have been approved by the Board of Managers;

(xx) removing the Chief Operating Officer or Chief Financial Officer of the Company, or any Subsidiary President, as an Officer, provided, however, that the Chief Executive Officer shall have the authority to remove any other Officers and employees of the Company and the Subsidiaries without obtaining approval of the Board of Managers. In addition, the Board of Managers may designate levels of Officers (other than the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of the Company, or any Subsidiary President) and employees which may be removed by one or more other Officers. The Members agree and acknowledge that the removal of any of Wayne J. Stelmar, Joseph D. Davis or Thomas Redwitz from their current positions as Officers is a Unanimous Decision except in the event of a Breach of Due Care by such individual, in which case the removal of such individual is a Major Decision;

(xxi) entering into a joint venture or similar arrangement or otherwise making an investment in any Person or entity (excluding cash management in the ordinary course of business);

(xxii) entering into any contract or agreement providing for the Company or any Subsidiary to be a lessee or lessor, except that the Officers may enter into contracts or agreements pursuant to which the Company will be the lessee which provide for a terms of seven (7) years or less;

(xxiii) establishing any employee benefit plan of or incentive compensation payable by the Company or its Subsidiaries or modifying, in any material respect, any existing employee benefit plan of or incentive compensation payable by the Company or its Subsidiaries;

(xxiv) making any distribution or any other payment of cash or other property of the Company or any Subsidiary to any Member except for payments specifically provided for in a relevant Business Plan;

(xxv) entering into, amending or modifying a written employment agreement, including the terms of compensation (“Employment Agreement”) with a Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and one or more Subsidiary Presidents, other than as specifically provided for and in accordance with the terms set forth in the Business Plan or otherwise approved by the Board of Managers; provided that the Employment Agreements of H. Lawrence Webb, Wayne J. Stelmar, Joseph D. Davis and Thomas Redwitz dated August 17, 2010 are hereby approved by the Board of Managers;

(xxvi) instituting proceedings to adjudicate any Subsidiary a bankrupt, or consent to the filing of a bankruptcy proceeding against any Subsidiary, or file a petition or answer or consent seeking reorganization of any Subsidiary under the Federal Bankruptcy Act or any other similar applicable federal or state law, or consent to the filing of any such petition against any Subsidiary, or consent to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of any Subsidiary or of its property, or make an assignment for the benefit of creditors of any Subsidiary, or admit any Subsidiary’s inability to pay its debts generally as they become due;

(xxvii) approving the admission to any Subsidiary of a successor or an additional joint venturer or member or other equity owner;

(xxviii) forming any Subsidiary of the Company;

(xxix) the delay of the effective date of the “Liquidity Notice” pursuant to Section 10.3; and

(xxx) any other matter expressly referenced as a Major Decision hereunder.

The Board of Managers, upon the Required Board Approval, may by means of written delegations of authority entered into from time to time make any Major Decision set forth in Sections 3.2(b)(x) – (xxx) a decision within the scope of the authority of one or more of the Officers.

3.3 Board of Managers.

(a) Subject to the terms hereof, the Board of Managers is hereby granted the sole and exclusive right (unless otherwise delegated), power and authority to make all Major Decisions on behalf of the Company and its Subsidiaries, and is hereby authorized to designate an authorized signatory to execute and deliver on behalf of the Company (or to cause an Officer to so execute and deliver) any and all such contracts, certificates, agreements, instruments and other documents, and to take any such action, as the Board of Managers deems necessary or appropriate.

(b) Unless and until a new Business Plan shall be established, the Company shall operate under the most recent Business Plan. The Board of Managers will meet promptly after the submission of a Business Plan or proposed amendment or replacement thereto with the object of reaching some conclusion thereon within not later than thirty (30) days after the submission of the same.

(c) (i) The Board of Managers shall be comprised of representatives of each Member (“Appointed Representatives”) as follows: TNHC Partners shall have the right to appoint not more than four (4) Appointed Representatives, IHP shall have the right to appoint one (1) Appointed Representative and Watt shall have the right to appoint one (1) Appointed Representative. In addition, each Member may have one or more non-voting observers attending any meeting of the Board of Managers. For avoidance of doubt, any Member may designate multiple individuals to serve as its Appointed Representative(s) (including without limitation in connection with execution of written consents and attendance at meetings), provided that at the beginning of each meeting of the Board of Managers, the specific individual(s) serving as such Member’s Appointed Representative(s) at such meeting are identified and any other such individuals attending the meeting shall attend as non-voting observers.

(ii) Each Appointed Representative shall serve from the date of appointment until such Appointed Representative dies or resigns or is removed by the Member which appointed such Appointed Representative. An Appointed Representative may resign at any time upon written notice to the Company.

(d) The Board of Managers shall act with respect to all matters (whether to approve any Unanimous Decision or Major Decision or to exercise any other right or to grant any consent or approval accorded to the Board of Managers hereunder) by Required Board Approval. For avoidance of doubt, no matter may be approved and no action taken by the Board of Managers without Required Board Approval.

(e) (i) The Board of Managers shall meet as determined by the Board of Managers. A meeting of the Board of Managers may be called by any Member on at least five (5) Business Days’ prior written notice of time and place of such meeting; provided, however, that such notice requirement shall be deemed waived by any Member whose Appointed Representative is present (either in person or by proxy) at the commencement of any meeting. Meetings may be held at any place designated from time to time by the Company, including meetings by telephone conference or electronic means. Any Appointed Representative may grant a proxy to any other individual. The presence of Appointed Representatives representing a Majority in Interest, present in person (or by telephone) and/or represented by proxy at the meeting (or by telephone), shall constitute a quorum at a meeting of the Board of Managers. (For purposes of clarification, the presence of a quorum shall not affect the number of votes that would be necessary to approve or take any action.)

(ii) Actions taken or approved by the Board of Managers will be evidenced by a written resolution approved in writing by the Appointed Representatives required to constitute the Required Board Approval, it being understood and agreed that until such time as such resolution shall have been so approved in writing the Company shall not take any action with respect to such matter.

(iii) Any action required or permitted to be taken at a meeting of the Board of Managers may be taken without a meeting if a written consent setting forth the action so taken is signed (by either manual or facsimile signature or by signature delivered by email) by the Appointed Representatives required to constitute the Required Board Approval. Any such consent may be in one instrument or in several instruments, and shall have the same force and effect as a vote of such Appointed Representatives. An action so taken shall be deemed to have been taken at a meeting held on the effective date specified in such consent. Copies of all such written consents shall be sent to each Member.

(iv) Each Appointed Representative shall be entitled to reimbursement by the Company of reasonable travel expenses (including hotel and food expenses) incurred on Company business as approved by the Board of Managers. The Appointed Representatives shall not be entitled to receive any other compensation or reimbursement in respect of their position as an Appointed Representative.

3.4 Members Shall Not Have Power to Bind Company. No Member shall transact business for the Company nor shall any Member have the power or authority to sign, act for or bind the Company, all of such powers being vested solely and exclusively in the Board of Managers and the Officers, to the extent provided herein or delegated by the Board of Managers pursuant to this Agreement.

ARTICLE IV.

RIGHTS AND DUTIES OF MEMBERS/TAX MATTERS MEMBER/PURCHASE OPTION

4.1 Use of Company Property. No Member shall make use of the funds or property of the Company or any Subsidiary, or assign its rights to specific Company property except as otherwise specifically permitted by this Agreement.

4.2 Member Voting Rights. The Members shall have the right to vote on all matters requiring the vote of the Members hereunder. Each Member shall have a vote proportionate to such Member’s Percentage Interest.

4.3 Member Meetings.

(a) Meetings of the Members may be called for any purpose at any time by any Member.

(b) A written notice of any meeting shall be given to each Member by the Members calling such meeting, not less than five (5) Business Days before the date of the meeting. The notice shall state the place (which shall be at the principal office of the Company), date and hour of the meeting, and the general nature of the business to be transacted.

(c) Meetings may also be held telephonically, in which case, the notice shall specify the method for participating telephonically (e.g. telephone conference number and dial in code) in lieu of the place for such meeting.

(d) The transactions of any meeting of the Members, however called and noticed, and wherever held, are as valid as though had at a meeting duly held after regular call and notice, either before or after the meeting, if the Members entitled to vote, not present in person or by proxy, sign a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof.

(e) All waivers, consents and Approvals shall be filed with the Company records or made a part of the minutes of the meeting. Attendance of a Member at a meeting in person or by telephone shall constitute a waiver of notice of the meeting, except when the Member objects at the beginning of the meeting. Neither the business to be transacted nor the purpose of any meeting of the Members need be specified in any written waiver of notice.

(f) A Majority in Interest, present in person (or by telephone) and/or represented by proxy at the meeting (or by telephone), shall constitute a quorum at a meeting of Members. (For purposes of clarification, the presence of a quorum shall not affect the number of votes that would be necessary to approve or take any action.)

(g) Any action which may be taken at a meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action so taken, is approved by Members having not less than the minimum number of votes that would be necessary to approve or take such action at a meeting at which all Members entitled to vote thereon were present and voted. If the Members are requested to approve a matter without a meeting, each Member shall be given notice of the motion to be approved in the same manner as described above with respect to an actual meeting. Any action taken without a meeting shall be effective immediately after the required minimum number of Members have signed the consent. For avoidance of doubt, any action constituting a Unanimous Decision or Major Decision shall require the Required Board Approval of the Board of Managers as set forth herein.

4.4 Exculpation and Indemnification.

(a) None of the Members, the Appointed Representatives, the Officers or any of the direct or indirect partners, managers, trustees, shareholders, members, officers, directors, agents, attorneys, employees and controlling persons (if any) of the Members, as the case may be (the “Indemnified Parties”) shall be liable, responsible or accountable in damages or otherwise to the Company, any third party or to any Member for (i) any act performed or omission reasonably believed, in good faith, by such Indemnified Party to be within the scope of the authority conferred on the Indemnified Party by this Agreement or otherwise by the Board of Managers except for the gross negligence, fraud or willful misconduct of any Indemnified Party in carrying out its obligations hereunder, (ii) the Indemnified Party’s performance of, or failure to perform, any act in the reasonable reliance on advice of legal counsel to the Company or (iii) the negligence, dishonesty or bad faith of any agent, consultant or broker of the Company selected, engaged or retained in good faith and with reasonable prudence. The Company shall defend, indemnify and hold harmless each Indemnified Party from any claim, loss, liability, damages, obligation, cause of action and expense (including reasonable attorneys fees) (“Claim”) sustained by such Person (as defined below) by reason of any act reasonably believed by such Person to be within the scope of the authority conferred on the Indemnified Party by this Agreement or otherwise by the Board of Managers except for the gross negligence, fraud or willful misconduct of any Indemnified Party in carrying out its obligations hereunder. The indemnities provided for in this Agreement shall not be construed to limit or diminish the coverage of any Indemnified Party under any insurance obtained by the Company. Payment shall not be a condition precedent to any indemnification provided in this Agreement.

(b) Each indemnity provided for under this Agreement shall be subject to the following provisions:

(i) The indemnity shall cover the costs and expenses of the Indemnified Party, including reasonable attorneys’ fees and court costs, related to any actions, suits or judgments incident to any of the matters covered by such indemnity.

(ii) The Indemnified Party shall notify the Company of any Claim against the Indemnified Party covered by the indemnity within forty-five (45) days after the Indemnified Party has notice of such Claim, but failure to notify the Company shall in no case prejudice the rights of the Indemnified Party under this Agreement unless the Company shall be prejudiced by such failure and then only to the extent the Company shall be prejudiced by such failure. Should the Company fail to discharge or undertake to defend the Indemnified Party against such liability upon learning of the same, then the Indemnified Party may settle such liability, and the liability of the Company hereunder shall be conclusively established by such settlement, which amount of such liability shall include both the settlement consideration and the reasonable costs and expenses, including attorneys’ fees, incurred by the Indemnified Party in effecting such settlement.

(c) The indemnification provided by this Section 4.4 shall be recoverable only out of the assets of the Company, and no Member shall have any personal liability on account thereof. The indemnification obligation provided pursuant to this Section 4.4 shall survive the cessation of service as an Indemnified Party.

(d) To the extent commercially available, the Company shall maintain directors and officers liability insurance coverage, in amounts determined by the Board of Managers.

4.5 Competing Activities.

(a) TNHC Partners and its constituent members shall not, directly or indirectly, engage in any business activity that is in any way in competition or conflict with the Company’s or any Subsidiary’s land development, homebuilding or related businesses without the prior written approval of the Board of Managers as a Major Decision; provided, however, no approval shall be required for (i) charitable, trade association, professional education, or other noncompensated activities, (ii) management purely as an investor of passive investments in either a publicly-traded or privately held company, so long as no more than ten percent (10%) of the equity of such company is owned, or (iii) any activities and/or investments in which any such constituent member is currently involved (which are identified on schedules attached to such Person’s Employment Agreement), which such Person may continue on the same basis as prior to the date hereof.

(b) Except as set forth in Section 4.5(a) or as otherwise expressly set forth herein, (i) the Members and their respective Affiliates may engage or invest in, independently or with others, any business activity of any type or description including without limitation those that might be the same as or similar to the Company’s business and that might be in direct or indirect competition with the Company; (ii) neither the Company nor any Member shall have any right in or to such other ventures or activities or to the income or proceeds derived therefrom; (iii) no Member shall be obligated to present any investment opportunity or prospective economic advantage to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company; and (iv) the Members and their Affiliates shall have the right to hold any investment opportunity or prospective economic advantage for their own account or to recommend such opportunity to persons other than the Company.

4.6 Designation of Tax Matters Partner. TNHC Partners shall act as the Tax Matters Partner of the Company, as provided in the regulations pursuant to Section 6231 of the Code. Each Member hereby approves of such designation and agrees to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be deemed necessary or appropriate to evidence such approval. To the extent and in the manner provided by applicable Code sections and regulations thereunder, the Tax Matters Partner (a) shall furnish the name, address, profits interest and taxpayer identification number of each Member to the IRS and (b) shall inform each Member of administrative or judicial proceedings for the adjustment of Company items required to be taken into account by a Member for income tax purposes. The Tax Matters Partner shall not enter into an agreement with the IRS or any other taxing authority to extend the limitation period for assessment of any federal, state or local income, franchise or unincorporated business tax of any Member or owner thereof nor settle with the IRS or any other taxing authority to disallow deductions or increase income from the Company with respect to any Member, unless all of the Members shall have agreed thereto.

4.7 Insurance Requirements. The Company shall maintain insurance as set forth on Exhibit C attached hereto.

4.8 Purchase Option.

(a) At any time within three (3) months after the occurrence of a Board of Managers Impasse or an Event of Default, any Member other than the Member (the “Departing Member”) which is the Impasse Member or the Defaulting Member, as applicable, may by written notice to the Company direct that the Company cause its internal accountants to determine the Current Book Value of the Company as of the end of the month prior to the giving of such written notice (the “Value Date”) and the resulting Book Value Price of the Departing Member’s Interest The Company shall then cause the Book Value Sale Price Notice to be delivered to each Member.

(b) Any Member (including without limitation the Departing Member) may by written notice (the “Appraisal Notice”) to the Company and each other Member within fifteen (15) days after receipt of the Book Value Sale Price Notice direct that the Company (i) order an appraisal to determine the Appraised Value of the Company as of the Value Date, and (ii) cause the Company’s internal accountants to deliver the Appraised Value Sale Price Notice setting forth the Appraised Value Price for the Departing Member’s Interest. If the Appraised Value of the Company as of the Value Date is more than 105% or less than 95% of the Current Book Value of the Company as of the Value Date, then the cost of the appraisal shall be paid by the Company (except if the Appraisal Notice was given by the Departing Member and the Appraised Value of the Company is less than 95% of the Current Book Value of the Company as of the Value Date, in which event the cost of the appraisal shall be paid by the Departing Member) and the Appraised Value Price of the Departing Member’s Interest shall be the Sale Price. If the Appraised Value of the Company as of the Value Date is 95% or more (but not more than 105%) of the Current Book Value of the Company as of the Value Date, then the cost of the appraisal shall be paid by the Member requesting the appraisal and the Book Value Price of the Departing Member’s Interest shall be the Sale Price. If no Member timely gives the Appraisal Notice, the Book Value Price of the Departing Member’s Interest shall be the Sale Price. Upon the determination of the Sale Price, the Company shall cause written notice thereof (“Final Sale Price Notice”) to be delivered to each Member.

(c) The Members other than the Departing Member shall have the option, but not the obligation, to purchase all of the Departing Member’s Interest for the Sale Price as of the Value Date. One (1) or more such Members (the “Purchasing Member(s)”) may exercise such option by giving written notice to the Company and each other Member within sixty (60) days following receipt of the Final Sale Price Notice. Except as otherwise agreed by the Purchasing Members, the Departing Member’s Interest shall be allocated among the Purchasing Members in proportion to each such Purchasing Member’s Percentage Interest. Effective upon the delivery by any Purchasing Member of such written notice exercising such option, the Departing Member (and any Appointed Representative appointed by such Departing Member) shall thereafter have no further voting rights hereunder. (For avoidance of doubt, the Members acknowledge that a Departing Member (and any Appointed Representative appointed by such Departing Member) may previously have lost its voting rights hereunder upon an Event of Default pursuant to Section 12.2.)

(d) The closing of the purchase of the Departing Member’s Interest (the “Closing”) shall take place at the Company’s principal office on such date as is selected by the Purchasing Members, but in any event not later than ninety (90) days following the last date on which the Purchasing Members have the right to exercise the option to purchase hereunder (the “Closing Date”). The Purchasing Members shall pay the Sale Price in cash on the Closing Date.

(e) At the Closing, the Departing Member shall deliver (a) a fully executed counterpart assignment of its Interest in the form attached hereto as Exhibit D, (b) a fully executed Certificate of Representations and Warranties in connection with the Interest in the form attached hereto as Exhibit E, (c) a fully executed resignation of the Appointed Representative(s) of the Departing Member, effective as of the Closing, unconditionally resigning as a member of the Board of Managers, and (d) upon the request of any Purchasing Member, concurrently therewith (or at any time and from time to time thereafter) such other documents and records as the Purchasing Member reasonably determines are necessary or desirable to conclude the Closing and to transfer ownership, title and control of the Interest of the Departing Member. The Purchasing Members and the Company shall deliver fully executed counterparts of the assignment in the form attached hereto as Exhibit D.

(f) The Company’s outside accountant shall, not later than ninety (90) days after the Closing Date, perform a review of the financial statements of the Company as of the Value Date and prepare and deliver to the Members its opinion covering such financial statements as of such date. The Company’s outside accountant shall also perform certain agreed upon procedures on the books of account for the period of time from the Value Date to and including the Closing Date. In that regard, the Members agree that the amount due the Departing Member by the Purchasing Members shall be adjusted to reflect all relevant activities from the Value Date through the Closing Date such that the Departing Member shall be treated as selling the Interest effective as of the Value Date. The adjustment shall include any capital contributions and distributions during such period, and the expenses of any appraisal paid by the Company and of the Company’s outside accountant’s services shall be deemed to have occurred prior to the Value Date for such purpose. For purposes of example, the Sale Price payable to a Departing Member shall be increased by any capital contributions made by such Departing Member after the Value Date and decreased by any distributions made to such Departing Member after the Value Date. The Company’s outside accountant shall deliver to the Members a detailed statement and explanation (“Final Settlement Statement”) of any adjustments to the consideration paid for the Departing Member’s Interest as a result of any such adjustment. The net amount of adjustments due to one Member or the other shall be due on demand in cash and shall bear interest from the Closing Date until paid at a rate of simple interest per annum equal to the prime rate as set forth from time to time in the Wall Street Journal (but not to exceed the maximum rate then permitted by law).

(g) In addition to the above, at the Closing, (a) the Company and each Purchasing Member shall repay in full, in cash, all loans and advances (together with accrued and unpaid interest thereon in accordance with the terms thereof) made by the Departing Member thereto with respect to the Company (other than any Property Loans which may have been made by the Departing Member to the Company), and (b) the Departing Member shall repay in full, in cash, all loans and advances (together with accrued and unpaid interest thereon in accordance with the terms thereof) made by the Company or by any other Member to the Departing Member with respect to the Company as well as any other amounts due to the Company from the Departing Member.

ARTICLE V.

CAPITAL CONTRIBUTIONS AND MEMBER LOANS

5.1 Previous Capital Contributions of TNHC Partners. TNHC Partners has previously contributed Capital Contributions in the amount of Six Million Dollars ($6,000,000). In addition, TNHC Partners and/or its Affiliates have previously made loans (estimated to total approximately $5,000,000 as of August 6, 2010) to the Company. All such loans outstanding as of the date hereof (including simple interest accrued thereon at the rate of twelve percent (12%) per annum from the date such loans were made) shall be promptly repaid by the Company. The parties acknowledge that the Company has called for Capital Contributions pursuant to Section 5.2(a) to make such repayments.

5.2 Required Capital Contributions of TNHC Partners, IHP and Watt.

(a) IHP and Watt shall make Capital Contributions to the Company, pro rata in proportion to their relative Capital Percentages, as called for by the Board of Managers from time to time, until the Capital Contributions of all of the Members are proportionate to their Capital Percentages. The Members acknowledge that the Board of Managers has called for initial contributions in the amount of $3,000,000 from IHP and $3,000,000 from Watt to be made within ten (10) business days of the date hereof.

(b) At such time as the Capital Contributions of all of the Members are proportionate to their Capital Percentages, thereafter TNHC Partners, IHP and Watt shall make Capital Contributions to the Company, pro rata in proportion to their relative Capital Percentages, as called for by the Board of Managers from time to time.

(c) Notwithstanding anything to the contrary herein, TNHC Partners, Watt and IHP shall have no obligation to make Capital Contributions in excess of the amounts shown on Exhibit A.

(d) In the event that any Member fails to make the full amount of its Capital Contribution as and when called for in accordance with Sections 5.2(a) and (b), then any Member who is not then a Defaulting Member (a “Contributing Member”) shall have the right to deliver written notice to such non-contributing Member (the “Noncontributing Member”) of such failure (the “Contribution Failure Notice”) (which notice shall also be sent to all other Members concurrently). Thereupon such Noncontributing Member shall have five (5) days from delivery of the first Contribution Failure Notice from a Contributing Member (the “Cure Period”) to cure such failure by delivering to the Company in good funds the full amount of the Capital Contribution it was obligated to make. If a full cure does not occur within the Cure Period, then the Noncontributing Member shall be in breach (an “Uncured Contribution Failure”) hereunder (which Uncured Contribution Failure shall constitute an Event of Default for purposes of Article XII, below, if not cured within sixty (60) days after the date of the Contribution Failure Notice). After the occurrence of an Uncured Contribution Failure, then pursuant to Section 18-306 of the Act, the Contributing Member(s) shall have the right to exercise one of the following additional rights, in additional to all other remedies available at law or equity:

(i) Advance as a loan to the Noncontributing Member all of the Capital Contribution which was not made by the Noncontributing Member (a “Contribution Loan”). If more than one Contributing Member desires to advance such amount, they shall advance the amount prorata in proportion to their Capital Percentages or in such other proportion as they may agree. The advanced amounts shall be paid directly by the Contributing Member(s) to the Company. Each Contribution Loan shall be immediately due and payable, shall bear interest at the Default Rate commencing effective as of the date of the call for the Capital Contribution, shall be recourse and secured by a lien upon the Interest of the Noncontributing Member and shall be withheld and paid over to the advancing Contributing Member(s) by the Company from any distribution or any other amount owed by the Company or any Subsidiary in favor of the Noncontributing Member or any Affiliate thereof (in such order and amounts as specified by the advancing Contributing Member(s)). Such Contribution Loan shall be governed by Delaware law and at the option of the Contributing Member(s) shall be evidenced by a promissory note, a pledge agreement and such other documentation as the Contributing Member(s) may reasonably require. For all purposes under this Agreement, (1) such advanced amounts shall be deemed to have been disbursed by the advancing Contributing Member(s) to the Noncontributing Member under the Contribution Loan, effective as of the date of such advance, and concurrently contributed by the Noncontributing Member as a Capital Contribution; and (2) such withheld and paid over amounts shall be deemed to have been, effective as of the date paid to the advancing Contributing Member(s), either distributed or paid by the Company as originally owed, as the case may be, and concurrently paid by such payee on behalf of the Noncontributing Member as a repayment under the Contribution Loan. If an Uncured Contribution Failure is not cured within sixty (60) days after the date of the Contribution Failure Notice, the resulting Event of Default shall not be deemed cured even upon payment in full of the Contribution Loan to the advancing Contributing Member(s).

(ii) Require the Company to withhold the full amount of the Capital Contribution which was not made by the Noncontributing Member from all distributions and any other amounts owed by the Company or any Subsidiary in favor of the Noncontributing Member, together with interest thereon at the Default Rate commencing effective as of the date of the call for the Capital Contribution until the date the full amount thereof shall have been received by the Company. Upon the Company’s receipt of sufficient funds, the Company shall notify all Members of the same and the books and records of the Company shall be updated accordingly; provided, however, that if the full amount of such Capital Contribution is not so received by the Company within sixty (60) days after the date of the Contribution Failure Notice, the resulting Event of Default shall not be deemed cured even upon such payment in full. For all purposes under this Agreement, such withheld amounts shall be deemed to have been, effective as of the date first withheld, distributed or paid by the Company to the Noncontributing Member and concurrently contributed by the Noncontributing Member as a Capital Contribution (however, such interest factor shall not be considered as a Capital Contribution but shall instead be deemed a payment to, and shall be retained by, the Company as an administrative charge to defray its additional expenses as a result of the Noncontributing Member’s failure to comply with such call for Capital Contributions).

(iii) If there is more than one Contributing Member, any election of remedies pursuant to Sections 5.2(d)(i) and (ii) above shall be made by vote of a Majority in Interest of the Contributing Members. If a Majority in Interest is unable to agree upon an election of remedies within one hundred twenty (120) days after the occurrence of an Uncured Contribution Failure, the Contributing Members shall be deemed to have elected the remedy set forth in Section 5.2(d)(ii); provided, however, that the right of the Contributing Members to pursue all other remedies available at law and equity (other than the remedy set forth in Section 5.2(d)(i)) shall not be limited thereby.

5.3 Additional Capital Contributions. Notwithstanding anything to the contrary herein, no Member shall have any obligation to make any Capital Contribution beyond the Capital Contributions set forth in Sections 5.1 and 5.2, above.

5.4 No Interest. Except as otherwise provided herein, no Member shall be entitled to withdraw or receive any interest or other return on its Capital Contribution.

5.5 Member Loans.

(a) Making of Loans. If the Company requires funds for any purpose and such funds are not otherwise available to the Company, then the Company, upon Required Board Approval, may borrow such funds from any Member. No Member shall have any obligation to loan such funds to the Company.

(b) Terms of Member Loans. Any loan by a Member to the Company made pursuant to this Agreement shall be without personal liability to any of the Members, and none of the Members shall be obligated to provide any guarantee, indemnity, surety, or other form of financial commitment with respect to any such loan. The unpaid principal balance shall bear interest at the rate of interest and the loan shall be on such other terms as are approved pursuant to Required Board Approval at the time of the making of the loan.

(c) Unilateral Member Loans. Notwithstanding the foregoing Sections 5.5(a) and (b), each Member which is not a Defaulting Member shall have the right to make a loan (each, a “Unilateral Member Loan”) to the Company by advancing funds to or on behalf of the Company notwithstanding any objection by any other Member if, in such non-defaulting Member’s reasonable discretion, said amounts are required to preserve and/or protect its investment in the Company or the Company’s interest in any of its assets. Such non-Defaulting Member shall give to the Company and the other Members not less than twenty (20) days prior written notice (“Unilateral Loan Notice”) of its intent to make such loan along with a detailed description of the reasons why such non-Defaulting Member believes such amounts are required to preserve and/or protect its investment in the Company or the Company’s interest in any of its assets. Any other non-Defaulting Member may by written notice to the Company and the other Members within fifteen (15) days of its receipt of the Unilateral Loan Notice elect to participate in the Unilateral Member Loan. The non-Defaulting Members making any Unilateral Member Loan shall participate in such loan pro rata in proportion to their Percentage Interests or in any other proportion as such Members may agree. Any such loan shall earn interest at the Default Rate, and such amounts including interest shall be repaid first from Available Cash prior to any distributions to the Members.

5.6 Liability of Members. The Members shall not be bound by, nor be personally liable for, the expenses, liabilities, indebtedness or obligations of the Company or of any other Member. The liability of each Member with respect to the expenses, liabilities, indebtedness or obligations of the Company shall be limited solely to the amount of its Capital Contributions; provided, however, that after a Member has received a distribution from the Company, such Member may be liable to the Company for the amount of the distribution but only to the extent provided by the Act.

5.7 Return of Capital Contribution. Except as otherwise provided in this Agreement, no Member shall have the right to withdraw as a Member or demand the return of all or any part of its Capital Contribution until the Company has been dissolved and terminated (and then only as provided in Article IX), or to demand or receive property other than cash in return for its Capital Contribution. No Member shall be liable for the return of the Capital Contribution of any other Member.

ARTICLE VI.

CAPITAL ACCOUNTS, PROFITS AND LOSSES AND ALLOCATIONS

The terms and provisions governing maintenance of capital accounts, allocations of items of gain, income, and loss, and related income tax matters are set forth in the Tax Appendix attached hereto and incorporated herein as Appendix “1”.

ARTICLE VII.

DISTRIBUTIONS OF AVAILABLE CASH

7.1 Distributions of Available Cash from Extraordinary Transactions. The Available Cash of the Company arising from Extraordinary Transactions with respect to the Company shall be distributed to the Members as follows:

(a) First, pro rata in accordance with and to the extent of their respective unreturned Capital Contributions.

(b) Thereafter, to the Members pro rata in accordance with their respective Percentage Interests.

7.2 Distributions of Available Cash other than Available Cash arising from Extraordinary Transactions. All Available Cash of the Company other than Available Cash arising from Extraordinary Transactions will be distributed to the Members pro rata in accordance with their respective Percentage Interests.

7.3 Minimum Distributions. To the extent of Available Cash, cumulative distributions shall be made each year to the Members pursuant to Sections 7.1 and 7.2 in the amount of fifty percent of the net income of the Company in order to allow the Members to make required payments on their Federal and State income tax liability arising from the Company.

ARTICLE VIII.

TRANSFER OF COMPANY INTERESTS

8.1 Limitations on Assignments of Interests by Members.

(a) The Members acknowledge that Watt and IHP have based their decision to invest in the Company in reliance upon the identity and control of TNHC Partners, the expertise and reputation of its constituent members in the home building industry and their financial strength. Any change in the management, ownership, operation or control of TNHC Partners is of extreme importance to Watt and IHP. Accordingly, except for (i) Transfers of interests in TNHC Partners between a constituent member of TNHC Partners, on the one hand, and the other constituent members of TNHC Partners and/or TNHC Partners, on the other hand, upon the death, permanent disability, marital dissolution, default or termination of employment of any such constituent member pursuant to the Buy/Sell Agreement among TNHC Partners and such constituent members, (ii) Estate Planning Transfers, (iii) Transfers pursuant to Section 4.8 or (iv) as may otherwise be expressly provided in this Agreement, without the prior written consent of the Members other than TNHC Partners, which consent may be withheld in their reasonable discretion: (1) TNHC Partners shall not Transfer all or any portion of its Interest, or withdraw from the Company; and (2) the constituent members of TNHC Partners shall not (directly, indirectly, voluntarily, involuntarily or by operation of law) Transfer all or any portion of their respective membership interests in, or withdraw from TNHC Partners

(b) There is no restriction on Transfers by IHP. For avoidance of doubt, IHP may directly or indirectly Transfer all or any portion of its Interest (and its constituent members may directly or indirectly Transfer all or any portion of their respective interests in IHP) without the consent of any Member.

(c) Except for (i) Transfers to an Affiliate, (ii) Estate Planning Transfers, (iii) Transfers pursuant to Section 4.8 or (iv) as may otherwise be expressly provided in this Agreement, the Members other than TNHC Partners and IHP may not directly or indirectly Transfer all or any portion of their Interests or permit such a Transfer or a contract to do so, without the consent of all of the other Members (which consent may be withheld in their reasonable discretion) and in strict compliance with the provisions of this Article VIII.

(d) Notwithstanding anything in Sections 8.1 (a) and (c) to the contrary, if IHP shall Transfer without the consent of both TNHC Partners and Watt, all or any portion of its Interest to any Person other than TNHC Partners, Watt, any other Person then a Member of the Company prior to such Transfer and/or an Affiliate of IHP, then TNHC Partners and Watt shall thereafter each have the right to Transfer all or any portion of its Interest to any Person without the consent of any other Member.

(e) As used herein “Transfer” of an Interest shall mean, with respect to any Member, any transfer, sale, pledge, hypothecation, encumbrance, assignment or other disposition of any portion of the Interest of such Member (whether voluntarily, involuntarily, by operation of law or otherwise). Any purported Transfer in violation of this Article VIII shall be void ab initio, and shall not bind the Company, and the Members making such purported transfer, sale or assignment shall indemnify and hold the Company and the other Members harmless from and against any federal, state or local income taxes, or transfer taxes, including without limitation, transfer gains taxes, and any claims against the Company made with respect to such Member, arising as a result of, or caused directly or indirectly by, such purported Transfer. The giving of any consent to a Transfer in any one or more instances shall not limit or waive the need for such consent in any other or subsequent instances. Upon any Transfer, a Member shall not be released from its obligations under this Agreement unless all of the other Members consent in writing to such release (which consent may be withheld in each Member’s sole and absolute discretion for any reason or no reason).

(f) Each Member hereby acknowledges and agrees that the other Members shall not be required to accept performance under this Agreement from any person other than such Member including (a) a Member or any of its constituent members, should it or they become a debtor in possession under 11 U.S.C. Sections 101 et. seq. of the Bankruptcy Code, or (b) any trustee of a Member or any of its constituent members appointed under 11 U.S.C. Sections 101 et. seq. of the Bankruptcy Code or any assignee of any such trustee.

8.2 Assignment Binding on Company. No assignment or transfer of all or any part of the Interest of a Member permitted to be made under this Agreement shall be binding upon the Company unless and until a duplicate original of such assignment or instrument of transfer, duly executed and acknowledged by the assignor or transferor, has been delivered to the Company, and such instrument evidences (i) the written acceptance by the assignee of all of the terms and provisions of this Agreement, (ii) the assignee’s representation that such assignment was made in accordance with all applicable laws and regulations and (iii) except as otherwise provided herein, the unanimous consent of all of the Members to the transfer of the Interest.

8.3 Substituted Members.

(a) Members who assign all of their Interest pursuant to an assignment or assignments permitted under this Agreement shall cease to be Members of the Company except that unless and until a Substituted Member is admitted in its stead, the assigning Member shall not cease to be a Member of the Company under the Act and shall retain the rights and powers of a member under the Act and hereunder. Any Person who is an assignee of any of the Interests of a Member and who has satisfied the requirements of Sections 8.1 and 8.2 shall become a Substituted Member only when (i) such assignee has been entered as a Member on the books and records of the Company, which the Company is hereby directed to do upon satisfaction of such requirements, and (ii) such assignee shall have paid all reasonable legal fees and filing costs in connection with the substitution as Member.

(b) Any Person who is an assignee of all or any portion of the Interest of a Member but who does not become a Substituted Member and desires to make a further assignment of any such Interest, shall be subject to all the provisions of this Article VIII to the same extent and in the same manner as any Member desiring to make an assignment of the Interest.

8.4 Acceptance of Prior Acts. Any person who becomes a Member accepts, ratifies and agrees to be bound by all actions duly taken pursuant to the terms and provisions of this Agreement by the Company prior to the date it became a Member and, without limiting the generality of the foregoing, specifically ratifies and approves all agreements and other instruments as may have been executed and delivered on behalf of the Company prior to said date and which are in force and effect on said date.

8.5 Additional Limitations. Notwithstanding anything contained in this Agreement, no Transfer shall be made and any Member shall have the right to prohibit and may refuse to accept any Transfer unless (i) registration is not required under the Securities Act of 1933, as amended, in respect of such transaction; and (ii) such assignment or transfer does not violate any applicable federal or state securities, real estate syndication, or comparable laws. Any Member may elect prior to any Transfer to require the Company to obtain an opinion of counsel, at the cost of the Person seeking Transfer, with respect to any of the foregoing matters.

ARTICLE IX.

TERMINATION OF COMPANY; LIQUIDATION AND DISTRIBUTION OF ASSETS

9.1 Dissolution and Termination.

(a) The Company shall be dissolved and liquidated only upon the occurrence of any of the following:

(i) the sale or other disposition of all or substantially all of the Properties and all of the Company Assets and receipt of the final payment of any installment obligation received as a result of any such sale or disposition;

(ii) Required Board Approval;

(iii) the issuance of a decree by any court of competent jurisdiction that the Company be dissolved and liquidated; or

(iv) any other event set forth herein causing the winding down of the operations of the Company.

Upon dissolution, the Company shall promptly wind up its affairs and shall promptly be liquidated and a certificate of cancellation of the Certificate of Formation, as required by law, shall be filed.

(b) In the event of the dissolution and liquidation of the Company, its business activities shall promptly be wound up, any amounts due from the Members shall be collected, its debts and liabilities shall be paid and its remaining assets, if any, shall be distributed as set forth in Section 9.2. Dissolution shall be effective on the date of the occurrence of an event set forth in Section 9.1(a) but the Company shall not terminate until all of the Company Assets have been liquidated and the proceeds distributed in accordance with the provisions of this Article DC. Notwithstanding the dissolution of the Company, prior to the termination of the Company as aforesaid, the business of the Company and the affairs of the Members as such, shall continue to be governed by this Agreement.

9.2 Distribution Upon Liquidation. Upon dissolution of the Company, the Officers or any other Person(s) appointed by the Board of Managers, shall promptly proceed with the liquidation of the Company, its Subsidiaries and the Company Assets and the proceeds of such liquidation shall be applied and distributed in the following order of priority:

(i) to the payment of expenses of the liquidation;

(ii) to the payment of debts and liabilities of the Company, in order of priority as provided by law;

(iii) to the setting up of any reserves that the Board of Managers shall determine are reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company or the Members, or as otherwise may be required by the Act;

(iv) in accordance with the provisions of Article VII.

In the event that any Member has a deficit balance in its capital account after taking into account all allocations, distributions and other adjustments for all periods ending on or prior to final distribution of the assets of the Company under this Section 9.2, such Member shall not be required to restore to the Company the amount of such deficit balance.

9.3 Sale of Company Assets.

(a) As expeditiously as possible, the responsible Person(s) shall pay all Company liabilities, establish the reserves and make the distributions provided for in Section 9.2. Except as agreed by the Board of Managers, no Member shall have the right to demand or receive property other than cash upon liquidation, and the Board of Managers, or any such responsible Person(s), shall, in any event, have the power to sell assets of the Company for cash as necessary to provide for the payment of all liabilities of the Company and the establishment of reserves.

(b) In connection with the sale by the Company and reduction to cash of its assets, although the Company has no obligation to offer to sell any property to the Members, any Member or any Affiliate of any Member may bid on and purchase any Company Assets. If the responsible Person(s) determine that an immediate sale of part or all of the Company Assets would cause undue loss to the Members, such responsible Person(s) may, with the written consent of the Board of Managers, defer liquidation of and withhold from distribution for a reasonable time any assets of the Company (except those necessary to satisfy the Company’s current obligations).

ARTICLE X.

RECAPITALIZATION AND LIQUIDITY EVENTS

10.1 Admission of Initial New Member. The Present Members anticipate that a New Member shall be admitted to the Company upon Required Board Approval on the following terms: the New Member must enter into a written commitment with the Company on or before December 31, 2010 and be admitted as a Member of the Company on or before January 31, 2011, the New Member shall contribute $10,000,000 of Capital Contributions on the same terms and pari passu with Watt and IHP, the New Member shall have the right to appoint one (1) Appointed Representative to the Board of Managers, the New Member shall have a Percentage Interest of 16.66% and the Percentage Interests of the Present Members shall be adjusted to be TNHC Partners 50%, IHP 16.67% and Watt 16.67%. Each of the Members shall thereupon have a Capital Percentage of 25%. Upon admission, the New Member shall make an initial Capital Contribution to the Company in the amount of one-half (1/2) of the total Capital Contributions called prior to such date pursuant to Section 5.2 from IHP and Watt, and the New Member shall pay to each of IHP and Watt outside of the Company (and shall not receive any Capital Contribution or other credit therefor) an amount equal to one-third (1/3) multiplied by a 10% cumulative return, compounded monthly, on the amount of Capital Contributions actually made by such Member to date. In the event that the Company has retained earnings, the New Member shall also contribute its pro-rata share (based on Percentage Interests) of retained earnings, which shall be retained in the Company. (For purposes of example only, if a New Member is admitted three months after Capital Contributions of $1,000,000 are called for and made by each of IHP and Watt pursuant to Section 5.2 (that is, a total of $2,000,000 Capital Contributions from IHP and Watt) and there are no retained earnings, the New Member upon admission shall (i) make a Capital Contribution to the Company of $1,000,000, and (ii) pay to each of IHP and Watt an amount equal to 1/3 of a 10% cumulative return, compounded monthly, for three months on $1,000,000.) The Present Members shall reasonably cooperate with each other and the Company to admit such New Member, including without limitation entering into and executing an amendment to this Agreement.

10.2 Recapitalization. The Company, upon Required Board Approval, shall, within three (3) years of the date hereof, have the right to admit one or more New Members to the Company and issue another tranche of equity in the amount of the aggregate capital commitments of Watt, IHP and any New Members previously admitted to the Company.

The Present Members shall have the first right, but not the obligation, to subscribe to such equity. The new equity shall dilute the Percentage Interests of the Members other than TNHC Partners such that Watt, IHP and any previously admitted New Members shall collectively have an aggregate Percentage Interest of not less than 30%, but such new equity shall otherwise be treated the same as the Capital Contributions of Watt and IHP as set forth herein. In the event that the Company has retained earnings, the new purchaser(s) shall also pay their pro-rata share of retained earnings, which shall be retained in the Company. Any dilution to the Percentage Interest of TNHC Partners below 50% is subject to the prior written consent of TNHC Partners in its sole and absolute discretion. In the event that new investor(s) purchase equity in such offering, they shall have the right to appoint an Appointed Representative to the Company’s Board of Managers.

IHP and Watt shall have the right to offer their Interests (including their Capital Contributions) to the new investor(s) at the price equal to their original investments plus a 10% cumulative return, compounded monthly, on equity. The new investor(s) shall be obligated to first purchase the offered equity of IHP and Watt at such price prior to the new equity.

10.3 Liquidity Events. In the event no Extraordinary Transaction with respect to the Company has occurred within four (4) years from the date hereof, any Member may thereafter request by written notice (“Liquidity Notice”) to the other Members that the Company evaluate its options to provide the Members with liquidity. The Liquidity Notice shall be effective upon delivery except that the Board of Managers as a Major Decision may delay the effective date of the Liquidity Notice by up to one (1) year. If a Member delivers the Liquidity Notice (regardless of whether the Board of Managers delays its effective date), the Company shall engage an investment banker or similar advisor to evaluate the available options unless the Board of Managers as a Unanimous Decision determines not to engage such investment banker or advisor. In the event that no Extraordinary Transaction that is acceptable to the Board of Managers results within one (1) year after the effective date (as such date may be extended) of the Liquidity Notice, then the Company shall cease new investments and wind down its operations in an orderly fashion (unless the Board of Managers as a Unanimous Decision shall determine to continue the business of the Company).

ARTICLE XI.

BOOKS, RECORDS AND REPORTS

11.1 Books of Account. The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods elected to be followed by the Company under GAAP, consistently applied. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company’s business in accordance with the Act. All books and records of the Company shall be maintained at the Company’s principal place of business, and each Member, and the Member’s duly authorized representatives, shall have access to them at such office of the Company and the right to inspect and copy them at reasonable times. Further, any Member may request the Company to deliver a current list of Members, with addresses, Capital Contributions, and Percentage Interests, the names and addresses of the Members, and a copy of the Company’s tax returns. Each Member shall, at its sole expense, have the right, at any time upon reasonable notice to the Company, to examine, copy, and audit the Company’s books and records during normal business hours without interfering with the normal business and operations of the Company. The Company shall cause all books and records of the Company and all its Subsidiaries to be preserved and available to the Members for at least seven (7) years after the final liquidation of the Company.

11.2 Monthly Reporting. The Company shall provide to each Member a summary of operating results for each Property and a balance sheet, statement of members capital and a statement of operations for the Company, prepared on a monthly basis and distributed to the Members within thirty (30) days after the end of such calendar month. The Company shall prepare such other reports as may be reasonably requested by a Member.

11.3 Financial Reports and Statements.

(a) The Company and each of the Members agree to treat the Company as a partnership for federal income tax purposes.

(b) The Company shall prepare or cause the Company’s independent accountants to prepare, on an accrual basis, all federal, state and local tax returns required to be filed. The Company (or, if pursuant to the preceding sentence the tax returns are prepared by the independent accountants, such preparer) shall submit the returns and completed IRS Schedules K-1 to each Member no later than April 1st of each year. Each Member shall notify the other Members upon receipt of any notice of tax examination of the Company by federal, state or local authorities.

(c) For each Fiscal Year, the Company shall send to each Person who was a Member at any time during such Fiscal Year, within sixty (60) days after the end of such Fiscal Year, an annual report containing a balance sheet as of the fiscal year end and an income statement for such year, prepared in accordance with the accounting methods elected to be followed by the Company under GAAP, consistently applied, which shall be audited by the Company’s independent auditors.

11.4 Accounting Expenses. All out-of-pocket expenses payable to Persons who are not Affiliated with any Member in connection with the keeping of the books and records of the Company and the preparation of audited or unaudited financial statements and federal and local tax and information returns required to implement the provisions of this Agreement or required by any governmental authority with jurisdiction over the Company shall be borne by the Company as an ordinary expense of its business.

11.5 Bank Accounts. The Company shall maintain (and shall cause each Subsidiary which owns a Property to maintain) its bank deposits in segregated accounts held for the Company’s (or such Subsidiary’s) business, which accounts shall, to the extent reasonably practicable, be interest-bearing. All funds of the Company and each applicable Subsidiary shall be promptly deposited in the appropriate segregated account. The Board of Managers from time to time shall authorize signatories for such accounts and withdrawals.

ARTICLE XII.

EVENTS OF DEFAULT; REMEDIES; ADJUSTMENT TO “PROMOTE”

12.1 Default. The occurrence of any of the following events by or with respect to a Member (the “Defaulting Member”) shall be defaults under this Agreement, and if not cured within the applicable notice and cure period provided below, if any, to such default shall constitute an “Event of Default” hereunder by such Defaulting Member:

(a) Failure to Perform.

(i) The failure of a Member to satisfy its Capital Contribution obligations under this Agreement within sixty (60) days after the date of a Contribution Failure Notice.

(ii) The failure of a Member to comply with or perform any of its other material obligations under this Agreement and a continuation of such failure or breach for more than ten (10) days in the event of a monetary default (excluding the failure of a Member to satisfy its Capital Contribution obligations which shall have only the cure period specified in Section 5.2(d)), or thirty (30) days in the event of a non-monetary default (provided that if such non-monetary default cannot be cured within such thirty (30) days, such Member has either failed to commence such cure within such thirty (30) day period or failed to continuously and diligently pursue such cure to completion), after written notice to the Defaulting Member from any other non-defaulting Member that such Member has failed to perform any of its obligations under this Agreement.

(b) Insolvency Proceedings. The Bankruptcy of a Member.

12.2 Remedies. A Defaulting Member (and any Appointed Representative appointed by such Defaulting Member) shall have no voting rights hereunder until such Event of Default is cured. Further, upon the occurrence of any Event of Default, the other Members shall have all rights and remedies available at law or equity.

12.3 Adjustment to TNHC Partners “Promote”. H. Lawrence Webb, Wayne J. Stelmar, Joseph D. Davis and Thomas Redwitz, each an Officer of the Company, own direct or indirect interests in TNHC Partners. The Members have agreed that up to one-half of the Promote of TNHC Partners shall be subject to reallocation among the Members upon the following circumstances only: Upon a termination of employment of any of H. Lawrence Webb, Wayne J. Stelmar, Joseph D. Davis or Thomas Redwitz by the Company as a result of a Breach of Due Care by such individual in his capacity as an Officer of the Company or any Subsidiary or upon an “Employee Termination without Cause” (as set forth in such individual’s Employment Agreement) by such individual, the Percentage Interest of TNHC Partners shall thereupon be reduced by the Reduction Percentage and the Percentage Interests of the Members other than TNHC Partners shall be increased by the Reduction Percentage allocated to such other Members pro rata in proportion to their Percentage Interests. For purposes hereof, the “Reduction Percentage” means an amount expressed as a percentage equal to (1/2 multiplied by 1/X) multiplied by the Promote, where X equals the number of such four individuals who at the time of determination have not previously been terminated as a result of as a result of a Breach of Due Care by such individual in his capacity as an Officer of the Company or any Subsidiary or upon an Employee Termination without Cause by such individual. For purposes of example only, if the Promote is then 16 2/3% and the Percentage Interest of TNHC Partners is 50%, and one of such four individuals is terminated as a result of an Employee Termination without Cause at such time as the other three individuals continue to serve as Officers of the Company, then the Reduction Percentage would be 2.08% ([1/2 x 1/4] x 16 2/3%) and the Percentage Interest of TNHC Partners accordingly would be reduced to 47.92% (50% – 2.08%).

ARTICLE XIII.

INVESTMENT REPRESENTATIONS

13.1 Representations. Each Member hereby represents and warrants to the Company and each other Member as follows:

(a) Power and Authority; Authorization. The Member has full capacity, power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement has been duly authorized by all necessary action on the part of the Member and will constitute the legal, valid and binding obligations of the Member, enforceable in accordance with its terms.

(b) No Conflict with Laws and other Instruments. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and thereby and the performance by the Member of the Member’s obligations hereunder, will not conflict with, or result in a violation of or default under, any provision of any governing instrument applicable to the Member, or any agreement or instrument to which the Member is a party or by which it or any of its properties is bound, or any permit, franchise, judgment, decree, statute, law, rule or regulation applicable to the Member or any of the Member’s properties.

(c) Knowledge and Experience. The Member has such knowledge and experience in financial and business matters as to be capable of understanding and evaluating the merits and risks of an investment in the Company. The Member is aware that because of the inherently speculative nature of the investment contemplated by the Interest, an investment in the Company involves significant risks that can result in substantial or even total loss of its investment, and has determined that the purchase of the Interest is a suitable investment for it. The Member has sufficient financial resources to bear the loss of its entire investment in the Company, to provide for its current and anticipated financial needs and contingencies (without considering the assets proposed to be used to purchase the Interest), is able to bear the economic risk for an indefinite period of time and has no need for liquidity of its investment in the Interest.

(d) Reliance on Its Professional Advisors. With regard to the tax, legal, economic and other considerations relating to the Member’s investment in the Company, the Member is relying only on the advice of its own professional advisors, and is not relying on the Company, any other Member, or their respective agents, representatives or counsel, for any such advice. The Member, its advisers, if any, and designated representatives, if any, have confirmed to their satisfaction that an investment in the Company meets the individual needs of the Member and that the Member’s overall commitments to investments which are not readily marketable are reasonable in relation to the Member’s net worth. The Member acknowledges that it has made and is solely responsible for making its own independent evaluation of the economic and other risks involved in investing in the Interest.

(e) No Advertising. The Member is not acquiring the Interest as a result of any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television, radio or electronically, or presented at any seminar or meeting, or otherwise conveyed or solicited by a person not previously known to the Member in connection with a preexisting personal or business relationship.

(f) Purchase for Investment. The Member is purchasing the Interest for its own account, for investment purposes only and not with a view towards the resale or distribution thereof. The Member agrees not to offer, sell, transfer, pledge, hypothecate or otherwise dispose of, directly or indirectly, all or any part of the Interest or any interest therein, except in accordance with the terms and provisions of this Agreement and applicable law (including, without limitation, the registration requirements of the Securities Act of 1933 (“Securities Act”) or an exemption therefrom, and any other applicable securities laws). The Member understands that no Member (including the Member) may withdraw from the Company. Accordingly, the Member understands that it may be required to retain ownership of the Interest and bear the economic risk of its investment in the Company for an indefinite period of time.

(g) Securities Laws. The Member acknowledges and understands that the offering and sale of interests in the Company has not been registered under the Securities Act in reliance on the exemption contained in Section 4(2) thereof or another applicable exemption and cannot be resold without registration under the Securities Act or an exemption therefrom and any applicable state securities laws. The Member also acknowledges and understands that the offering and sale of interests in the Company has not been registered under the securities laws of any state or any other jurisdiction and that this Agreement has not been subject to review or comment by the United States Securities and Exchange Commission or any state securities commission or any similar body or agency of any other jurisdiction.

ARTICLE XIV.

GENERAL

14.1 Further Assurances. Each party to this Agreement agrees to execute, acknowledge, deliver, file and record such further certificates, amendments, instruments and documents, and to do all such other acts and things, as may be required by law or as, in the reasonable judgment of the parties, may be necessary or advisable to carry out the intent and purpose of this Agreement.

14.2 Notices. Unless otherwise specified in this Agreement, all notices, demands, elections, requests or other communications that any party to this Agreement may desire or be required to give hereunder shall be in writing and shall be given by hand, by depositing the same in the United States mail, first class postage prepaid, certified mail, return receipt requested, by facsimile transmission with delivery of an original thereafter by any other method provided by this Section 14.2, or by a recognized overnight courier service providing confirmation of delivery, addressed as follows:

(a) To the Company, at 95 Enterprise, Suite 325, Aliso Viejo, CA 92656, Attention: Chief Executive Officer, or at such other address as may be designated by the Company upon written notice to all of the Members;

(b) To the Members at their respective addresses set forth in Section 2.6 herein. Each Member shall have the right to designate another address or change in address by written notice to the Company in the manner prescribed herein.

All notices given pursuant to this Section 14.2 shall be deemed to have been given (i) if delivered by hand on the date of delivery or on the date delivery was refused by the addressee, or (ii) if delivered by United States mail or by overnight courier, on the date of delivery as established by the return receipt or courier service confirmation (or the date on which the return receipt or courier service confirms that acceptance of delivery was refused by the addressee).

For avoidance of doubt, the parties acknowledge that consents, approvals and similar communications by and among the Appointed Representatives with respect to the Board of Managers may be in any form acceptable to the Board of Managers, including without limitation, electronic mail and facsimile transmission.

14.3 Headings and Captions. All headings and captions contained in this Agreement and the table of contents hereto are inserted for convenience only and shall not be deemed a part of this Agreement.

14.4 Variance of Pronouns. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or entity may require.

14.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one Agreement.

14.6 Governing Law; Choice of Forum. This Agreement shall be construed, interpreted and enforced under and in accordance with, and governed by, the laws of the State of Delaware applicable to agreements made and to be performed in such State. The Members each acknowledge and agree that the Superior Court for Orange County of the State of California, and the associated Federal and appellate courts, shall have exclusive jurisdiction to hear and decide any litigation regarding the enforceability or validity of this Agreement or any portion thereof and that venue shall lie exclusively in Orange County of the State of California.

14.7 Partition. The Members hereby agree that no Member nor any successor-in- interest to any Member shall have the right, while this Agreement remains in effect, to have the property of the Company partitioned, or to file a complaint or institute any proceeding at law or in equity to have the property of the Company partitioned, and each Member, on behalf of himself, his successors, representatives, heirs and assigns, hereby waives any such right.

14.8 Invalidity. Every provision of this Agreement is intended to be severable. The invalidity and unenforceability of any particular provision of this Agreement in any jurisdiction shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

14.9 Successors and Assigns. This Agreement shall be binding upon the parties hereto and their respective successors, executors, administrators, legal representatives, heirs and permitted legal assigns and shall inure to the benefit of the parties hereto and, except as otherwise provided herein, their respective successors, executors, administrators, legal representatives, heirs and permitted legal assigns. No Person other than the parties hereto and their respective successors, executors, administrators, legal representatives, heirs and permitted legal assigns, shall have any rights or claims under this Agreement and no assignment or all or any portion of this Agreement shall be effective except in connection with a Transfer permitted pursuant to Article VIII hereto.

14.10 Legal Representation and Construction. Each party hereto acknowledges and agrees that the law firm of Cox, Castle & Nicholson LLP (“CCN”) has acted and/or may act as counsel for the Company, the Subsidiaries or Affiliates of any of them. In connection therewith, at the request of the Members, CCN has been engaged by the Company to prepare this Agreement, some or all of the agreements and documents referred to herein and other related documentation. As such, the parties hereto have acknowledged that conflicts of interest existed or might have existed during the course of CCN’s representation and that conflicts of interest might arise in the future in connection with the parties’ performance under the above referenced agreements. Furthermore, each party hereto acknowledges that the attorney-client privilege may not be available to any party as against the other party or parties hereto with respect to communications made to CCN during the course of CCN’s above-described representation. Notwithstanding the above, the parties hereto each have consented and hereby consent to CCN’s representation of the Company, the Subsidiaries or Affiliates of any of them (and waive any present or future conflicts of interest) in connection with all aspects of (a) the negotiation, drafting and finalization of this Agreement and the agreements and documents referenced herein or relating to the transactions described herein or the Company, and any modifications, amendments, supplements or terminations thereof, and (b) the operations and business of the Company, the Subsidiaries or Affiliates of any of them. The Members have each had the opportunity to retain separate legal counsel to review the documentation prepared by CCN and all negotiations and dealings pertaining to this Agreement and the agreements and documents referenced herein or relating to the transactions described herein or the Company. The parties acknowledge that each party and its counsel have reviewed this Agreement, and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

14.11 Amendment. Amendments may be made to this Agreement from time to time only with the written consent of all of the Members. In making any amendments, there shall be prepared and filed for recordation by the Company such documents and certificates as shall be required by law to be prepared and filed. Upon any such amendment, the term “Agreement” as used herein shall mean this Agreement as so amended.

14.12 Entire Agreement. This Agreement, together with all Exhibits hereto, supersedes all prior agreements among the parties with respect to the subject matter hereof (including the Original Agreement) and contains the entire agreement among the parties with respect to such subject matter. This instrument may not be amended, supplemented or discharged, and no provisions hereof may be modified or waived, except expressly by an instrument in writing signed by each Member and, in the case of an amendment; modification or supplement, in compliance with Section 14.12. No waiver of any provision hereof by any party hereto shall be deemed a waiver by any other party nor shall any such waiver by any party be deemed a continuing waiver of any matter by such party. No amendment, modification, supplement, discharge or waiver hereof or hereunder shall require the consent of any person not a party to this Agreement.

14.13 Confidentiality. Each Member agrees not to disclose or permit the disclosure of any of the terms of this Agreement or of any information relating to the Company’s assets or business, provided that such disclosure may be made (a) to any Person who is a Member, or a manager, member, partner, officer, direct or indirect parent, director or employee of a Member or counsel to, accountants of, investment bankers for or consultants to any such Person solely for their use and on a need-to-know basis, (b) with the prior consent of the other Members, (c) pursuant to a subpoena or order issued by a court, arbitrator or governmental body, agency or official or in order to comply with any law, rule or regulation (including the rules and regulations of the Securities and Exchange Commission), (d) in connection with and to the extent necessary to sell or market any Company Asset in accordance with this Agreement, (e) to any lender or investor providing financing to the Company, or (f) to any Person whose consent is required in connection with the transactions contemplated by the Purchase Agreement.

In the event that a Member shall receive a request to disclose any of the terms of this Agreement under a subpoena or order, such Member shall (i) promptly notify the other Members thereof, (ii) consult with the other Members on the advisability of taking steps to resist or narrow such request and (iii) if disclosure is required or deemed advisable, cooperate with any of the other Members in any attempt it may make to obtain an order or other assurance that confidential treatment will be accorded those terms of this Agreement that are disclosed.

14.14 Time of the Essence. Time is of the essence in the performance of each and every term of this Agreement.

14.15 No Third Party Beneficiaries. The right or obligation of the Board of Managers to call for any capital contribution or of any Member to make a capital contribution or otherwise to do, perform, satisfy or discharge any liability or obligation of any Member hereunder, or to pursue any other right or remedy hereunder or at law or in equity provided, shall not confer any right or claim upon or otherwise inure to the benefit of any creditor or other third party having dealings with the Company, it being understood and agreed that the provisions of this Agreement shall be solely for the benefit of, and may be enforced solely by, the parties hereto and their respective successors and assigns.

14.16 Exculpation. The parties agree that the individuals executing this Agreement on behalf of the Members have done so in their respective capacities and not individually, and none of such individuals shall have any personal liability hereunder.

14.17 Public Announcements. No party hereto or an Affiliate of any party hereto shall make, or cause to be made, any news releases or other public announcements pertaining to this Agreement or the transactions contemplated hereby without the prior consent of all Members.

[signatures commence on following page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

TNHC PARTNERS LLC, a Delaware limited liability company:

By:
H. LAWRENCE WEBB, Manager

By:
WAYNE J. STELMAR, Manager

By:
JOSEPH D. DAVIS, Manager

By:
THOMAS REDWITZ, Manager

IHP CAPITAL PARTNERS VI, LLC, a Delaware limited liability company

By:	Institutional Housing Partners VI, L.P., a California limited partnership Its Manager

	By:	IHP Capital Partners, a California corporation Its General Partner

By:
			Print name:	Saul B. Pinto
			Print title:	Senior Vice President

By:
			Print name:	Brian P. McGowan
			Print title:	Chief Financial Officer

[signatures continued from previous page]

WATT/TNHC LLC, a California limited liability company:

By:
	Print name:	HOWARD PRESS
	Print title:	PRESIDENT

By:
	Print name:	ERIK SVENSSON
	Print title:	CFO

EXHIBIT A

Capital Structure

(in millions)

	TNHC Partners	IHP	Watt	Total

Equity:	$10.0	$10.0	$10.0	$30.0

Capital Percentages:	33 1/3%	33 1/3%	33 1/3%	100%

A-1

EXHIBIT B

Existing Officers

(see attached)

B-1

The New Home Company LLC & Subsidiaries

Summary of Corporate Officers

As of 8/5/10

Entity	The New Home Company LLC	TNHC Realty and Construction Inc.	The New Home Company Southern California LLC	The New Home Company Northern California LLC

EIN #	27-0560089	27-0562009	27-0560172	27-1257925

Member(s) / Shareholders	TNHC Partners LLC	The New Home Company LLC	The New Home Company LLC	The New Home Company LLC

Managers / Directors	H. Lawrence Webb Wayne J. Stelmar Thomas Redwitz Joseph D. Davis	H. Lawrence Webb Wayne J. Stelmar Thomas Redwitz Joseph D. Davis	The New Home Company LLC	The New Home Company LLC

CEO	H. Lawrence Webb	n/a	n/a	n/a

CFO	Wayne J. Stelmar	Wayne J. Stelmar	Wayne J. Stelmar	Wayne J. Stelmar

President	n/a	Thomas Redwitz	Thomas Redwitz	Kevin Carson

Exec VP / Secretary	Joseph D. Davis	Joseph D. Davis	n/a	n/a

Exec VP	Thomas Redwitz	n/a	n/a	n/a

VP / Secretary	n/a	n/a	Mark Kawanami	Mark Kawanami

Vice President	Mark Kawanami	Mark Kawanami	n/a	n/a

VP, Operations	n/a	Robin Koenemann Dragos Cojocaru	Robin Koenemann	Dragos Cojocaru

VP, Sales & Mktg	n/a	Joan Marcus-Colvin	Joan Marcus-Colvin	n/a

VP, Land / Planning	n/a	n/a	Andrew Jarvis	Ashley Feeney

Director, Purchasing	n/a	William Kenelty	n/a	William Kenelty

EXHIBIT C

Insurance Requirements

(see attached)

C-1

INSURANCE REQUIREMENTS

1.	Commercial General Liability:

The limits of liability shall not be less than:

Each Occurrence Limit	$1,000,000
Personal Advertising Injury Limit	$1,000,000
Products/Completed Operations Aggregate Limit	$1,000,000
General Aggregate Limit	$1,000,000
(Other than Products-Completed Operations)

The policy form must include:

a.	Premises and Operations coverage with no explosion, collapse, or underground damage (XCU) exclusions.

b.	Products and completed operations coverage on a close of escrow basis. Company agrees to maintain this coverage for the greater of ten (10) years following close of escrow or until all statutes of limitations expire.

Company further agrees to continue naming IHP, Watt, TNHC Partners, and their respective members and any other parties in interest as Named Insured(s) for such coverage period.

c.	Modification or deletion of the Alienated Premises Exclusion.

d.	Broad Form Property Damage coverage including completed operations or its equivalent.

e.	Subsidence coverage.

f.	An endorsement stating: “Such coverage as is afforded by this policy for the benefit of the additional insured(s) is primary and any other coverage maintained by such additional insured(s) shall be non-contributing with the coverage provided under this policy.” This will not be needed if entities are listed as additional name insureds.

g.	Coverage on an “occurrence” form. “Claims made” and “modified occurrence” forms are not acceptable.

h.	Third party coverage for mold property damage shall be included.

2. Umbrella/Excess Coverage. Umbrella/Excess Liability coverage minimum limit shall be Ten Million Dollars ($10,000,000) each occurrence and shall be at least as “broad as primary.”

3. Builder’s Risk. The Company shall purchase and maintain Builders’ Risk property insurance for the all buildings under construction at the Project to the full replacement value thereof and without any co-insurance requirements. Such insurance shall be on an “All Risks” policy form, excluding Earthquake and Flood unless the project meets the criteria outlined in Section 4 below. Policy shall-include the interests of IHP, the lender, if any, the Company, subcontractors and sub-subcontractors. Company shall assume liability for any losses or damages to the work not covered as a result of any deductible provision in such policy, but not for more than $10,000.00 per occurrence, if such losses or damages arise out of any operations by or on behalf of the Company. Any loss covered by such Builders’ Risk policy shall be adjusted and made payable to The New Home Company as trustee for all insureds, as their interests may appear, subject to any lender’s requirements. IHP may purchase and maintain, at IHP’s sole option and expense, any other insurance that IHP deems necessary or desirable for IHP’s further protection.

If the Builders’ Risk policy will not extend coverage to the following, then a separate Property Policy shall be maintained covering all completed buildings awaiting sale, model homes and their contents, property on site, property off site, and property in transit, all to their full replacement value.

4. Flood and Wind. If any Company project is in a designated flood area (zone A or V), then Flood coverage shall be required. The limits of coverage shall be the maximum limits available from the National Flood Insurance Program, at a minimum. If any Company project is in a Tier One windstorm zone, then windstorm coverage shall be required to the full replacement cost, subject to a deductible of not more than 3%

5. Environmental. In the event the Company acquires a project requiring environmental remediation for which a “no further action” letter is obtained, then environmental liability coverage for such project shall be obtained with coverage limits approved by the Board of Managers.

6. Worker’s Comp; Auto Liability. The Company, at its sole cost and expense, shall also purchase and maintain (a) Workers’ Compensation (statutory limits) and Employers’ Liability coverage with not less than $1,000,000 in coverage limits including a Waiver of Subrogation in favor of IHP and Watt; (b) Commercial Automobile liability covering owned, hired, and non-owned autos with not less than $1,000,000 in coverage limits; and (c) Umbrella liability coverage with not less than $10,000,000 in coverage limits, listing all policies and coverages under clauses 5.(a) and (b) hereof.

7. Professional Liability. Unless real estate sales are outsourced to a third party, Company shall, at its sole cost and expense carry Real Estate Professional Liability (Errors and Omissions) with limits of $2,000,000 per occurrence and annual aggregate and a deductible of not more than $100,000. In the alternative, such coverage may be included via endorsement to the Company’s Director and Officer’s insurance.

8. Comprehensive Crime Coverage. The Company, at its sole cost and expense shall purchase and maintain Comprehensive Crime coverage in a limit of $500,000 per claim, with a deductible of no more than $50,000.

9. Policies referenced in 1 through 8 above must contain the following provisions:

a. All policies must contain an endorsement affording a thirty (30) days notice of cancellation on an “endeavor to” basis in the event of cancellation, non-renewal or material reduction in coverage.

b All policies must be written by insurance companies whose rating in the most recent Best’s Rating Guide, is not less than A- IX. All coverage forms must be acceptable to IHP. Company shall provide certified copies of all such policies to IHP, upon request.

c. Certificates of Insurance with the required endorsements evidencing the required coverages must be delivered to IHP within ten (10) days from its admission as a member in the Company (with the exception of the insurance required under Sections 7 and 8 which shall be delivered within 30 days of IHP’s admission as a member in the Company). The Company further agrees to continue naming IHP, Watt, TNHC Partners and any other parties in interest as Named Insured(s) for applicable coverage period. All certificates shall show the amount of any self-insured retention or deductible.

10. Design Professionals The Company shall be responsible for causing the agreements with design and engineering professionals to require that such professionals maintain professional liability insurance, automobile liability, general liability, and statutory workers’ compensations and employers’ liability (if applicable). All policies should contain a minimum limit of liability of $1,000,000.

11. Further Company Obligations

a. If the Company fails to secure and maintain the required insurance absent unanimous approval by the Board of Managers, IHP shall have the right (without any obligation to do so, however) to secure same in the name and for the account of the Company in which event Company shall pay the costs thereof and furnish upon demand all information that may be required in connection therewith.

b. IHP reserves the right, but shall have no obligation, to procure the insurance, or any portion thereof, for which Company is herein responsible and which is described in this Exhibit unless the Board of Managers has unanimously elected not to acquire such insurance. IHP shall notify Company if IHP exercises this right, whereupon Company’s responsibility to carry such insurance shall cease and all premiums and other charges associated with such insurance shall be refunded to IHP to the extent of such refund.

EXHIBIT D

Form of Assignment of Membership Interest

ASSIGNMENT OF MEMBERSHIP INTEREST

THIS ASSIGNMENT OF MEMBERSHIP INTEREST (this “Assignment”), dated as of             ,          (the “Effective Date”), is made by and among             , a              (“Assignor”), as Assignor, and             , a              (“Assignee”), as Assignee, and The New Home Company LLC, a Delaware limited liability company (the “Company”).

RECITALS

A. The Company was formed pursuant to that certain Limited Liability Company Agreement of TNHC Partners LLC, dated August 26, 2009 as amended and restated             , 2010 (the “Company Agreement”). All capitalized terms not otherwise defined herein shall have the meanings set forth defined in the Company Agreement.

B. Assignor desires to assign to Assignee, and Assignee desires to accept, the “Assigned Interest” (as defined below), on the terms and conditions contained in this Assignment.

ASSIGNMENT

NOW, THEREFORE, in consideration of the respective undertakings of the parties hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged:

1. Assignment and Acceptance.

(a) Assigned Interest. Assignor hereby assigns to Assignee all of Assignor’s right, title and interest in and to the Company, including, without limitation, all of Assignor’s right, title and interest in and to the management rights, profits, losses, distributions and capital accounts of the Company (the “Assigned Interest”).

(b) Acceptance of Assigned Interest. Assignee hereby accepts and agrees to assume all of the Assigned Interest and all of Assignor’s obligations arising in connection with the Assigned Interest from and after the Effective Date.

2. Successors and Assigns. This Assignment shall be binding upon, enforceable by, and shall inure to the benefit of the successors and assigns of each of the parties hereto.

3. Releases.

(a) Except for (i) Assignor’s obligations under this Assignment and the documents delivered concurrently herewith (collectively, the “Closing Documents”), (ii) liabilities and obligations incurred by Assignor or any of its Affiliates in violation of the Company Agreement that were not contemplated in the Business Plan, (iii) liabilities and obligations attributable to or arising from the breach or default prior to the Effective Date by Assignor or any of its Affiliates of its covenants or agreements contained in the Company Agreement or Closing Documents or the inaccuracy of any representations or warranties made by such Persons pursuant to the Company Agreement or Closing Documents, and (iv) liabilities or obligations arising from the gross negligence or willful misconduct of Assignor or any of its Affiliates; Assignee and the Company hereby release and forever discharge Assignor from any and all claims, actions or causes of action of any sort related to Assignor’s liabilities and obligations pursuant to the Company Agreement.

(b) Except for Assignee’s and the Company’s obligations under this Assignment and the Closing Documents, Assignor hereby releases and forever discharges Assignee, any other Members of the Company and the Company from any and all claims, actions or causes of action of any sort related to such Persons’ liabilities and obligations pursuant to the Company Agreement.

4. Indemnification. The Company hereby agrees to indemnify, defend and hold harmless Assignor from and against any and all claims, losses, liabilities and expenses, including reasonable attorneys’ fees, suffered or incurred by Assignor by reason of the business and affairs of the Company arising after the Effective Date, other than (i) Assignor’s obligations under the Closing Documents, (ii) liabilities and obligations incurred by Assignor or any of its Affiliates in violation of the Company Agreement that were not contemplated in the Business Plan, (iii) liabilities and obligations attributable to or arising from the breach or default prior to the Effective Date by Assignor or any of its Affiliates of its covenants or agreements contained in the Company Agreement or Closing Documents or the inaccuracy of any representations or warranties made by such Persons pursuant to the Company Agreement or Closing Documents, and (iv) liabilities or obligations arising from the gross negligence or willful misconduct of Assignor or any of its Affiliates.

3. Governing Law. This Assignment shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware.

4. Counterparts. This Assignment may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Assignment as of the date first above written.

“ASSIGNOR”
, a

“ASSIGNEE”
, a

“COMPANY”
, a

EXHIBIT E

Form of Certificate of Representations and Warranties

CERTIFICATE OF REPRESENTATIONS AND WARRANTIES

Pursuant to the terms of that certain Amended and Restated Limited Liability Company Agreement for The New Home Company LLC, dated             , 2010 (the “LLC Agreement”), the undersigned (“Selling Member”) hereby represents and warrants to the Company and to each other Member as follows (all capitalized terms not defined herein shall have the meanings ascribed to such terms in the LLC Agreement):

1. Title and Company Interest Outstanding. Prior to the closing of the conveyance of the Interest in the Company (the “Applicable Interests”) by Selling Member, Selling Member shall be the record and beneficial owner of the Applicable Interests. The Selling Member shall convey to the Purchasing Members the Applicable Interests free and clear of any and all liens, claims, encumbrances, security interests, adverse claims, restrictions on transfer, charges or options, except to the extent imposed in accordance with the LLC Agreement, or with the consent of Purchasing Members. The Applicable Interests comprise all of the Interest in the Company owned by the Selling Member in the Company. Except as provided in the foregoing sentence, the Selling Member has no other right, title or interest in the Company and has no options, warrants, or other rights or privileges to acquire same.

2. Authority. The Selling Member has full right, power, authority and competence to convey the Applicable Interests to the Purchasing Members in accordance with the terms of the LLC Agreement and to execute, deliver and perform under all other documents, instruments, agreements and the like contemplated thereby to be executed by the Selling Member, and to consummate all of the transactions contemplated thereby.

3. Validity. All documents, instruments, agreements and the like contemplated by the LLC Agreement to be executed by the Selling Member have been duly executed and delivered by the Selling Member and (assuming due execution and delivery hereof by all other parties thereto) constitute, and each and every other document contemplated thereby when executed and delivered by the Selling Member will (assuming due execution and delivery thereof by all other parties thereto) constitute, the Selling Member’s valid and legally binding obligation enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, reorganization and other laws affecting the enforcement of creditors’ rights generally from time to time in effect and to judicial discretion in accordance with general equitable principles and public policy.

4. Approvals. No approval, authorization, order, license or consent of or registration, qualification or filing with any governmental authority, and no approval, authorization or consent from any other person or entity, is required in connection with the execution, delivery or performance by the Selling Member of its obligations under the LLC Agreement with respect to the conveyance of the Applicable Interests.

E-1

5. No Violation. Neither the execution or delivery of this Certificate, or any other agreement, instrument, document or the like required by the provisions of the LLC Agreement, nor the consummation of the transactions therein contemplated, nor compliance with the terms, conditions and provisions hereof or thereof, will conflict with or violate any provision of law or result in a breach, violation or default in any provision of any regulation, order, writ, injunction or decree of any court or governmental agency or authority, or of any agreement, contract, lease, deed of trust, indenture, or instrument to which the Selling Member is a party or by which the Selling Member is bound or to which the Selling Member is subject, or constitute a default thereunder or result in the imposition of any lien, charge, encumbrance, claim or security interest of any nature whatsoever upon any of the Applicable Interests.

Selling Member

Date:

E-2

APPENDIX “1”

Tax Appendix

(see attached)

APPENDIX “1”

TAX APPENDIX

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

THE NEW HOME COMPANY LLC

A DELAWARE LIMITED LIABILITY COMPANY

ARTICLE I

CAPITAL ACCOUNTS

Section 1.1 Maintenance of Capital Accounts; General Rules. A separate “Book Capital Account” (as defined in Section 1.2 of this Appendix) shall be maintained for each Member in accordance with the provisions of this Article I.

Section 1.2 Book Capital Accounts. A capital account (the “Book Capital Account”) for each Member shall be maintained at all times during the term of the Company in accordance with this Section 1.2 and the capital accounting rules set forth in Section 1.704-1(b)(2)(iv) of the Income Tax Regulations, as the same may be amended from time to time (“Income Tax Regulations”). The Company shall make all adjustments required by said Section 1.704-1(b)(2)(iv), including the adjustments contained in Section 1.704-1(b)(2)(iv)(g) of the Income Tax Regulations (relating to “Section 704(c) Property”, as defined in Section 2.3B(1) of this Appendix). In the event that at any time during the term of the Company it shall be determined that the Book Capital Accounts shall not have been maintained as required by this Section 1.2, then said accounts shall be retroactively adjusted so that the same shall conform to this Section 1.2.

A. Book Basis; Book Purposes; Tax Purposes. As used herein: (i) “Book Basis” of an item of property of the Company means the adjusted basis of such item as reflected in the books of the Company, determined and maintained in accordance with the capital accounting rules contained in Section 1.704-1(b)(2)(iv) of the Income Tax Regulations; (ii) “for Book Purposes” means for purposes of the books and records of the Company determined and maintained in accordance with the capital accounting rules contained in Section 1.704-1(b)(2)(iv) of the Income Tax Regulations; and (iii) “for Tax Purposes” means for purposes of the books and records of the Company determined and maintained in accordance with the relevant provisions of the Code.

B. Initial Capital Accounts. Prior to the effective date of the Agreement, the Company was treated for relevant income tax purposes as a “disregarded entity” within the meaning of Section 301.7701-3 of the Income Tax Regulations and comparable provisions of relevant state income tax laws. In connection with the admission of IHP and Watt as Members of the Company, as described in recital “C” of the preamble to the

Agreement, the Company became, for relevant income tax purposes, a “partnership” within the meaning of Section 7701(a)(2) of the Code and comparable provisions of relevant state income tax laws. For relevant income tax purposes, the process by which the Company went from being such an income tax “disregarded entity” to such an income tax “partnership” shall, in accordance with Revenue Ruling 99-5, 1999-1 C.B. 434 (Situation 2), be as follows: (i) TNHC Partners will be treated for income tax purposes as having contributed all of the assets and liabilities of the Company (at that time an income tax “disregarded entity”) to a new income tax “partnership” in return for its interest in the new income tax “partnership”; and (ii) IHP and Watt will be treated for income tax purposes as having contributed the capital contributions described in Section 5.2(a) of the Agreement to the same new income tax “partnership” in return for their respective interests in the new income tax “partnership”. The Members agree that the net fair market value of TNHC’s initial capital contribution is $6,000,000.00, that it is comprised of the assets as set forth in the table below and that such assets have the values set forth in the table below. Following such contributions by TNHC, IHP and Watt, and after taking into account the foregoing provisions of this Section 1.2B, the Tax Basis, Book Basis, “Initial Tax Capital Account” and “Initial Book Capital Account” of each Member as of the date on which TNHC, IHP and Watt shall have made their respective capital contributions are as follows:

Company Assets and Liabilities:[1]	Tax Basis:	Book Basis (= value at contribution):

Cash (from IHP and Watt capital contributions):	$6,000,000	$6,000,000

Other cash and cash Equivalents:	$771,882	$771,882

Receivables:	$223,452	$223,452

Real Estate Inventories:	$8,703,248	$8,703,248

Prepaid expenses and Other Assets:	$153,100	$153,100

Fixed assets:	$158,096	$158,096

Goodwill:	$0	$1,023,824 (“Goodwill Amount”	)

Total Liabilities:	$5,033,602	$5,033,602

[1]	Certain company assets and liabilities are as of June 30, 2010 and will be adjusted for actual amounts as of the date of admission of IHP and Watt.

2

Member:	Initial Tax Capital Account:	Initial Book Capital Account:

TNHC Partners:	$4,976,176	$6,000,000

IHP:	$3,000,000	$3,000,000

Watt:	$3,000,000	$3,000,000

The Members agree that the Company shall use the “traditional method without curative allocations” described in Section 1.704-3(b)(1) of the Income Tax Regulations for the Goodwill contributed by TNHC, and that the following two rules shall apply in using such traditional method without curative allocations:

(i) First, in accordance with Revenue Ruling 2004-49, 2004-1 C.B. 939 (Situation 2), the Company shall claim no amortization deductions in respect of the contributed Goodwill for “Book Purposes” or for “Tax Purposes”; and

(ii) Second, upon disposition of the business to which the Goodwill relates, the amount of Tax Gain from the disposition of the business to which the Goodwill relates equal to the Goodwill Amount shall be allocated to TNHC in accordance with the provisions contained in Section 2.3 of this Appendix.

C. Optional Revaluations of Property of the Company. The Company will not make the election to revalue property of the Company permitted under Section 1.704-1(b)(2)(iv)(f) of the Income Tax Regulations except as determined by the Board of Managers.

D. Determination of Book Items. Consistent with the provisions of Section 1.704-1(b)(2)(iv)(g)(3) of the Income Tax Regulations: (1) “Book Depreciation” (which means the depreciation, depletion or amortization deduction or allowance that shall be allowable to the Company with respect to an item of property of the Company, determined in the manner hereinafter set forth) for each item of property of the Company shall be the amount that bears the same relationship to the “Adjusted Book Basis” (which means, with respect to an item of property of the Company, the Book Basis of such item as the same may be adjusted from time to time by Book Depreciation allowable with respect to such item of property of the Company) of such item of property of the Company as the Tax Depreciation (as defined in Section 2.3 A of this Appendix) with respect to such item of property of the Company for such year bears to the “adjusted basis” (within the meaning of Section 1011(a) of the Internal Revenue Code of 1986, as amended [the “Code”]) of such item of property of the Company; and (2) “Book Gain or Loss” shall be the gain or loss recognized by the Company from the sale or other disposition of property of the Company (such gain or loss determined by reference to the Adjusted Book Basis, and not the adjusted tax basis, of such property to the Company).

3

If an item of property of the Company shall have an “adjusted basis” (as defined in the preceding sentence) equal to zero, Book Depreciation shall be determined under a reasonable method, which method shall be selected by the Board of Managers.

E. Book Adjustments on Distributions. With respect to all distributions of property of the Company to the Members, the Company shall comply with the provisions contained in Section 1.704-1(b)(2)(iv)(e) of the Income Tax Regulations (relating to adjustments to the Members’ Book Capital Accounts in connection with such distributions) and all allocations and adjustments made in connection therewith shall be in accordance with Article II of this Appendix.

F. Purpose of Book Capital Accounts. Book Capital Accounts shall not govern distributions by the Company to the Members, it being the understanding that Book Capital Accounts shall be maintained solely to assist the Company in allocating items of income, gain, loss, deduction and credit among the Members for Federal and applicable state income tax purposes. The provisions of this Appendix are intended to effect an allocation of tax items of the Company that are in accordance with the Members’ “interests in the partnership” (i.e., the Company) within the meaning of Section 1.704-1(b)(3) of the Income Tax Regulations by utilizing the principles of allocation contained in Section 1.704-1(b)(2)(iv) of the Income Tax Regulations and Section 1.704-2 of the Income Tax Regulations with respect to maintenance of capital accounts and allocations, and shall be interpreted and applied accordingly. For purposes of applying the provisions of this Appendix, it shall be assumed that the Company satisfies the requirements of Section 1.704-1(b)(2)(ii)(b)(2) and (3) of the Income Tax Regulations, notwithstanding that the Company does not satisfy such requirements.

ARTICLE II

ALLOCATION OF INCOME, LOSSES AND DEDUCTIONS

FOR BOOK AND TAX PURPOSES

Section 2.1 Profits and Losses. The “Profits” or “Losses” of the Company (which means the Company’s taxable income or loss, respectively, as calculated in accordance with Section 703(a) of the Code [with, however, (i) all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code being included in such taxable income or loss, (ii) any income and gain that is exempt from tax, and all expenditures described in Section 705(a)(2)(B) of the Code (or treated as expenditures so described pursuant to Section 1.704-1(b)(2)(iv)(i) of the Income Tax Regulations) being included in such Profits or Losses, (iii) items of Book Depreciation (and not Tax Depreciation [as defined in Section 2.3 A of this Appendix]) that are not Nonrecourse Deductions (as defined in Section 2.4C of this Appendix) being included in calculating such Profits or Losses, and (iv) Book Gain or Loss (and not Tax Gain or Loss [as defined in Section 2.3B of this Appendix]) being included in calculating such Profits or Losses], but excluding in such calculation the amounts allocated under Sections 2.3, 2.4, 2.5, 2.7 and 2.8 of this Appendix) for each Fiscal Year of the Company, shall be allocated to the Members in the following order and priority:

A. Profits. If there shall be Profits for such Fiscal Year, such Profits shall be allocated among the Members as follows:

(1) first, to the Members (in proportion to the amounts of Profits to be allocated in accordance with this Section 2.1A(1)) until there shall have been allocated to each Member pursuant to this Section 2.1A(1) Profits equal to the excess, if any, of (X) the cumulative amount of Losses allocated to such Member pursuant to Section 2.1B(3) or Section 2.4A(1) of this Appendix through and including such Fiscal Year; over (Y) the cumulative amount of Profits allocated to such Member pursuant to this Section 2.1A(1) in respect of all periods prior to such Fiscal Year;

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(2) next, to the Members to cause, to the extent possible, their respective relative “Modified Book Capital Account” (as hereinafter defined) balances to be in proportion to their then respective Percentage Interests. For these purposes, a Member’s “Modified Book Capital Account” shall be equal to such Member’s Book Capital Account: (i) increased by the sum of such Member’s share of Company Minimum Gain and such Member’s share of Member Nonrecourse Debt Minimum Gain, and (ii) decreased by the amounts remaining to be distributed to such Member pursuant to Section 7.1(a) of the Agreement, determined as of the end of the Fiscal Year in respect of which such allocations are being made and after the provisions of Section 2.1 of this Appendix (other than Sections 2.1A(2), 2.1A(3), 2.1B(2) and 2.1B(3) of this Appendix) have been applied for such Fiscal Year; and

(3) the balance, if any, to the Members in proportion to their then respective Percentage Interests.

B. Losses. If there shall be Losses for such Fiscal Year, such Losses shall be allocated among the Members as follows:

(1) first, to the Members (in proportion to the amounts of Losses to be allocated in accordance with this Section 2.1B(1)) until there shall have been allocated to each Member pursuant to this Section 2.1B(1) Losses equal to the excess, if any, of (X) the cumulative amount of Profits allocated to such Member pursuant to Section 2.1 A(3) of this Appendix through and including such Fiscal Year; over (Y) the sum of (A) the cumulative amount of the distributions made to such Member pursuant to Sections 7.1(b) or 7.2 of the Agreement, without duplication, for, or in respect of, the current and all prior Fiscal Years; and (B) the cumulative amount of Losses allocated to such Member pursuant to this Section 2.1B(1) in respect of all periods prior to such Fiscal Year;

(2) next, to the Members to cause, to the extent possible, their respective relative Modified Book Capital Account (as defined in Section 2.1A(2) of this Appendix) balances to be zero; and

(3) the balance, if any, to the Members in proportion to the manner in which additional capital contributions would have been made by the Members pursuant to Article V of the Agreement if additional capital contributions equal to the amount of Losses to be allocated pursuant to this Section 2.1B(3) had been made on the last day of such Fiscal Year.

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Section 2.2 Intentionally Omitted.

Section 2.3 Tax Allocations.

A. Allocation of Tax Depreciation. Except to the extent required by Section 704(c) of the Code or the regulations promulgated thereunder, “Tax Depreciation” for each Fiscal Year of the Company (which means the depreciation, depletion or amortization deduction or allowance that shall be allowable for Federal income tax purposes to the Company with respect to an item of property of the Company) shall be allocated to the Members in the same manner that Book Depreciation shall have been allocated to the Members pursuant to Section 2.1 of this Appendix.

B. Tax Gain or Loss. The gain or loss for Federal income tax purposes from the sale or other disposition of property of the Company (“Tax Gain or Loss”) for each Fiscal Year of the Company shall be allocated to the Members as provided in this Section 2.3. Tax gain or loss for purposes of this Section shall be calculated (1) without including any income from interest on any deferred portion of the sale price and (2) without including in the tax basis of the property of the Company any remaining special basis adjustment to property of the Company under Section 732(d) or 743 of the Code except to the extent that such special basis adjustment is allocated to the common basis of property of the Company under Section 1.734-2(b)(1) of the Income Tax Regulations. The Members agree that the tax effects of any special basis adjustment that is not included in the calculation of tax gain or loss in accordance with clause (2) of the preceding sentence shall be separately reflected in calculating the tax gain or loss of the Member or Members to whom such special basis adjustment relates.

(1) In General. In the case of “Section 704(c) Property” (as hereinafter defined), Tax Gain or Loss (as the case may be) shall be allocated in accordance with the requirements of Section 704(c) of the Code and the Income Tax Regulations thereunder and such other provisions of the Code as govern the treatment of Section 704(c) Property, as determined by the Board of Managers, provided, however, that the Company shall use the “traditional method without curative allocations” described in Section 1.704-3(b)(1) of the Income Tax Regulations for the Goodwill contributed by TNHC and as further provided in Section 1.2B. Any gain or loss in excess of the amount allocated pursuant to the preceding sentence (or, in the case of property which is not Section 704(c) Property, all Tax Gain or Loss) shall be allocated among all the Members in the same ratio that the book gain or loss with respect to such property is allocated in accordance with this Article II; provided, however, in the event that there is no book gain or loss, then any Tax Gain or Loss in excess of the amount allocated pursuant to the preceding sentence shall be allocated among the Members in accordance with Section 1.704-1(b)(3) of the Income Tax Regulations. As used herein, “Section 704(c) Property” means (i) each item of property of the Company which is contributed to the Company and to which Section 704(c) of

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the Code or Section 1.704-1(b)(2)(iv)(d) of the Income Tax Regulations applies, and (ii) each item of property of the Company which, as contemplated by Section 1.704-1(b)(4)(i) and other analogous provisions of the Income Tax Regulations, is governed by the principles of Section 704(c) of the Code (or principles analogous to the principles contained in Section 704(c) of the Code) by virtue of (a) an increase or decrease in the Book Capital Accounts of the Members to reflect a revaluation of property of the Company on the Company’s books as provided by Section 1.704-1(b)(2)(iv)(f) of the Income Tax Regulations,(b) the fact that it constitutes a receivable, account payable, or other accrued but unpaid item which, under principles analogous to those applying to an item of property of the Company having an adjusted tax basis that differs from its Book Basis, is treated as an item of property described in Section 1.704-1(b)(2)(iv)(g)(2) of the Income Tax Regulations, or (c) any other provision of the Code or the Income Tax Regulations (including Section 1.704-1(b)(4)(i) of the Income Tax Regulations) as the same may from time to time be construed, to the extent that, and for so long as, such item of property of the Company continues to be governed by the principles of Section 704(c) of the Code (or principles analogous to the principles contained in Section 704(c) of the Code).

(2) Recapture Income. If, in the event of a gain on any sale, exchange or other disposition of property of the Company, all or a portion of such gain is characterized as ordinary income (“Recapture”) by virtue of the recapture rules of Section 1250 of the Code, Section 1245 of the Code or otherwise, then the Recapture shall be allocated between or among the Members in the same ratio that Tax Depreciation allowable with respect to such property of the Company had been allocated between or among them; provided, however, that under no circumstances shall there be allocated to any Member Recapture in excess of the gain allocated to such Member under subsection B of this Section above (and such excess shall be allocated instead between or among the Members as to which this proviso does not apply, in proportion to the gain allocated between or among them).

(3) Other Items Relating to Section 704(c) Property. Any item of income, gain, loss or deduction relating to an item of Section 704(c) Property shall be allocated in accordance with the requirements of Section 704(c) of the Code and the Income Tax Regulations thereunder and such other provisions of the Code as govern the treatment of Section 704(c) Property and the related book item shall be allocated in a manner consistent with the Income Tax Regulations promulgated under Section 704(b) of the Code, as determined by the Board of Managers.

Section 2.4 Exceptions.

A. Limitations.

(1) General Limitation. Notwithstanding anything to the contrary contained in this Article II, no allocation shall be made to a Member which would

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cause such Member to have a deficit balance in its Adjusted Book Capital Account which exceeds the sum of such Member’s share of Company Minimum Gain and such Member’s share of Member Nonrecourse Debt Minimum Gain. If the limitation contained in the preceding sentence would apply to cause an item of loss or deduction to be unavailable for allocation to any Member, then such item of loss or deduction shall be allocated to the Member(s) who will not be subject to this limitation to the extent possible until such Member(s) become subject to this limitation. Any remaining amount of loss or deduction shall be allocated to the Members in proportion to their then respective Percentage Interests.

(2) Member Nonrecourse Deductions. Notwithstanding anything to the contrary contained in this Article II, any and all items of loss and deduction and any and all expenditures described in Section 705(a)(2)(B) of the Code (or treated as expenditures so described pursuant to Section 1.704-1(b)(2)(iv)(i) of the Income Tax Regulations) (collectively, “Member Nonrecourse Deductions”) that are (in accordance with the principles set forth in Section 1.704-2(i)(2) of the Income Tax Regulations) attributable to Member Nonrecourse Debt shall be allocated to the Member that bears the Economic Risk of Loss for such Member Nonrecourse Debt. If more than one Member bears such Economic Risk of Loss, such Member Nonrecourse Deductions shall be allocated between or among such Members in accordance with the ratios in which they share such Economic Risk of Loss. If more than one Member bears such Economic Risk of Loss for different portions of a Member Nonrecourse Debt, each such portion shall be treated as a separate Member Nonrecourse Debt.

B. Minimum Gain Chargebacks.

(1) Company Minimum Gain. Except to the extent provided in Section 1.704-2(f)(2), (3), (4) and (5) of the Income Tax Regulations, if there is, for any Fiscal Year of the Company, a net decrease in Company Minimum Gain, there shall be allocated to each Member, before any other allocation pursuant to this Article II is made under Section 704(b) of the Code of Company items for such Fiscal Year, items of income and gain for such year (and, if necessary, for subsequent years) equal to such Member’s share of the net decrease in Company Minimum Gain. A Member’s share of the net decrease in Company Minimum Gain is the amount of such total net decrease multiplied by the Member’s percentage share of the Company’s Minimum Gain at the end of the immediately preceding taxable year, determined in accordance with Section 1.704-2(g)(1) of the Income Tax Regulations. Items of income and gain to be allocated pursuant to the foregoing provisions of this Section 2.4B(1) shall consist first of gains recognized from the disposition of items of property of the Company subject to one or more Nonrecourse Liabilities of the Company, and then of a pro rata portion of the other items of Company income and gain for that year.

(2) Member Nonrecourse Debt Minimum Gain. Except to the extent provided in Section 1.704-2(i)(4) of the Income Tax Regulations, if there is, for any Fiscal Year of the Company, a net decrease in Member Nonrecourse Debt

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Minimum Gain, there shall be allocated to each Member that has a share of Member Nonrecourse Debt Minimum Gain at the beginning of such Fiscal Year before any other allocation pursuant to this Article II (other than an allocation required pursuant to Section 2.4B(1) of this Appendix) is made under Section 704(b) of the Code of Company items for such Fiscal Year, items of income and gain for such year (and, if necessary, for subsequent years) equal to such Member’s share of the net decrease in the Member Nonrecourse Debt Minimum Gain. The determination of a Member’s share of the net decrease in Member Nonrecourse Debt Minimum Gain shall be made in a manner consistent with the principles contained in Section 1.704-2(g)(1) of the Income Tax Regulations. The determination of which items of income and gain to be allocated pursuant to the foregoing provisions of this Section 2.4B(2) shall be made in a manner that is consistent with the principles contained in Section 1.704-2(f)(6) of the Income Tax Regulations.

C. Certain Defined Terms. For purposes of this Appendix: (i) “Company Minimum Gain” shall have the meaning set forth in Section 1.704-2(b)(2) of the Income Tax Regulations; (ii) “Member Nonrecourse Debt” shall have the meaning set forth in Section 1.704-2(b)(4) of the Income Tax Regulations; (iii) “Member Nonrecourse Debt Minimum Gain” shall have the meaning set forth in Section 1.704-2(i)(2) of the Income Tax Regulations; (iv) “Nonrecourse Liability” shall have the meaning set forth in Section 1.704-2(b)(3) of the Income Tax Regulations; (v) “Adjusted Book Capital Account” means the Book Capital Account of a Member reduced by any adjustments, allocations or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Income Tax Regulations; (vi) “Economic Risk of Loss” shall have the meaning set forth in Section 1.752-2(b) through (l) of the Income Tax Regulations; and (vii) “Nonrecourse Deductions” shall have the meaning set forth in Section 1.704-2(b)(1) of the Income Tax Regulations.

Section 2.5 Qualified Income Offset. Notwithstanding anything to the contrary in this Appendix, in the event any Member unexpectedly receives any adjustments, allocations or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6) of the Income Tax Regulations, there shall be specially allocated to such Member such items of Company income and gain, at such times and in such amounts as will eliminate as quickly as possible the deficit balance (if any) in its Book Capital Account (in excess of the sum of such Member’s share of Member Minimum Gain and such Member’s share of Member Nonrecourse Debt Minimum Gain) created by such adjustments, allocations or distributions. To the extent permitted by the Code and the Income Tax Regulations, any special allocations of items of income or gain pursuant to this Section 2.5 shall be taken into account in computing subsequent allocations of Profits or Losses pursuant to this Article II, so that the net amount of any items so allocated and the subsequent Profits or Losses allocated to the Members pursuant to this Article II shall, to the extent possible, be equal to the net amounts that would have been allocated to each such Member pursuant to the provisions of this Article II if such unexpected adjustments, allocations or distributions had not occurred.

Section 2.6 Members’ Interests in Company Profits for Purposes of Section 752. As permitted by Section 1.752-3(a)(3) of the Income Tax Regulations, the Members hereby specify

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that solely for purposes of determining their respective shares of excess Nonrecourse Liabilities of the Company, the Members’ respective shares of Company profits shall be their then respective Percentage Interests.

Section 2.7 Special Allocation of Items of Nonrecourse Deductions. For each Fiscal Year of the Company, before any allocations of Profits or Losses shall be made to the Members pursuant to Section 2.1, Nonrecourse Deductions shall be allocated among the Members in proportion to their then respective Percentage Interests.

Section 2.8 Curative Allocations. The special allocations in Sections 2.4A(2), 2.4B, 2.5 and 2.7 of this Appendix (the “Regulatory Allocations”) are intended to comply with certain requirements of the Income Tax Regulations and shall be interpreted consistently therewith. The Regulatory Allocations may effect results which would be inconsistent with the allocations set forth in Section 2.1 above. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset by other Regulatory Allocations or special allocations of other items of income, gain, loss and deduction pursuant to this Section 2.8. The Board of Managers (based on the advice of the Company’s auditors or tax counsel) shall make appropriate special curative allocations of items of income, gain, loss and deduction so that, after such offsetting allocations shall have been made, each Member’s Book Capital Account balance is, to the extent possible, equal to the Book Capital Account balance such Member would have had if the distortions resulting from any required Regulatory Allocations had not occurred. In exercising discretion under this Section 2.8, the Board of Managers shall take into account future Regulatory Allocations under Sections 2.4B and 2.5 of this Appendix that, although not yet made, are likely to offset other allocations previously made under Sections 2.4A(2), 2.5 and 2.7 of this Appendix.

Section 2.9 Income Tax Treatment of Certain Transactions.

A. Income Tax Treatment of Contribution Loans. Notwithstanding anything contained to the contrary in the Agreement, the Members and the Company agree that Contribution Loans shall be treated for relevant Federal and state income tax purposes as follows:

(1) each advance by a Contributing Member shall be treated in the following manner: (i) as a loan made directly from the Contributing Member to the Noncontributing Member outside the Company pursuant to the terms and conditions provided under Section 5.2(d)(i) of the Agreement, and (ii) that the making of such Contribution Loan shall be immediately followed by a capital contribution by the Noncontributing Member to the Company pursuant to Section 721 of the Code; and

(2) any distributions that are applied to pay off outstanding Contribution Loans pursuant to Section 5.2(d)(1) of the Agreement shall be treated in the following manner: (i) the rerouted amounts shall be treated as if they had been distributed by the Company to the Noncontributing Member pursuant to Section 731 of the Code, and (ii) immediately paid by the Noncontributing Member to the Contributing Member outside the Company in the amount that is deemed to be distributed to the Noncontributing Member pursuant to Section 5.2(d)(i) of the Agreement.

B. Income Tax Treatment of Member Loans and Unilateral Member Loans. Notwithstanding anything contained to the contrary in the Agreement, the Members and the Company agree that any Member Loan or Unilateral Member Loan shall be treated for Federal and relevant state income tax purposes as indebtedness owed by the Company to the Member making such loan.

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Section 2.10 Income Tax Treatment of Admission of New Member. Upon the admission of a New Member to the Company pursuant to Article X of the Agreement or otherwise, the provisions of this Tax Appendix shall be amended by the Members as necessary to reflect the revised economic arrangement of the Company.

ARTICLE III

WITHHOLDING MATTERS

The Members shall comply with the requirements contained in the Code and comparable tax laws of any state in which the Company is engaged in business regarding tax withholding on income that is allocated to, or distributions made to, Members who are non-U.S. persons and/or nonresidents of a particular state or jurisdiction (the “Member Withholding Law”). The Company is hereby authorized and directed by each Member to withhold from the distributions or other amounts payable to such Member under the Agreement such amount or amounts (“Required Member Withholding”) as it reasonably determines is required by the Member Withholding Law, and to remit the Required Member Withholding to the Internal Revenue Service and/or such other applicable state taxing agency at such time or times as may from time to time be required by the relevant taxing authority. If the Board of Managers determines at any time that the Required Member Withholding with respect to a particular Member exceeds the amount of distributions or other amounts payable to such Member at such time (a “Cash Shortfall”), the Member in question shall immediately make a cash contribution to the Company equal to the amount of such Cash Shortfall, which the Company shall use to effectuate the Required Member Withholding. The amount of the Cash Shortfall so contributed shall not be treated as a capital contribution for purposes of the Agreement and the associated remittance to the taxing authority shall not be treated as a distribution for purposes of the Agreement. When remitting the Required Member Withholding, the Company shall inform the relevant taxing authority of the name and tax identification number of the Member for whose account such Required Member Withholding is being made.

ARTICLE IV

NO DEFICIT FUNDING OBLIGATION

Notwithstanding anything to the contrary contained in this Appendix or in the Agreement, no Member having a negative balance in its Book Capital Account shall have any obligation to the Company or to any other Member to restore its Book Capital Account to zero.

ARTICLE V

ORDER OF APPLICATION

For purposes of this Appendix, the following provisions set forth in the Agreement and this Appendix shall be applied in the following order:

A. Sections 7.1 and 9.2(iv) of the Agreement relating to distributions.

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B. Section 2.4A(1) of this Appendix relating to general limitations.

C. Section 2.4A(2) of this Appendix relating to Member Nonrecourse Deductions.

D. Section 2.4B(1) of this Appendix relating to chargebacks of Company Minimum Gain.

E. Section 2.4B(2) of this Appendix relating to chargebacks of Member Nonrecourse Debt Minimum Gain.

F. Section 2.5 of this Appendix relating to Qualified Income Offset.

G. Section 2.7 of this Appendix relating to Special Allocation of Items of Nonrecourse Deductions.

H. Sections 2.1 and 2.8 of this Appendix relating to, respectively, allocations of Profits and Losses and Curative Allocations shall be applied at the same time.

These provisions shall be applied as if all contributions, distributions and allocations with respect to a given Fiscal Year were made at the end of the Company’s Fiscal Year. Where any provision depends on the Book Capital Account of any Member, such Book Capital Account shall be determined after the application of all preceding provisions for the year.

ARTICLE VI

CLOSING OF COMPANY BOOKS IN CONNECTION WITH ADMISSION OF NEW

MEMBER OR TRANSFER OF MEMBER’S INTEREST

Upon the effective date (the “Transfer Effective Date”) of the admission of a new Member into the Company or of a valid transfer of all or part of a Member’s interest in the Company pursuant to the Agreement, the books of the Company shall be closed in accordance with Section 706(d) of the Code, and consistent therewith: (X) items of income, deduction, gain, loss and/or credit of the Company that are recognized prior to the Transfer Effective Date shall be allocated among those persons or entities who were Members in the Company prior to the Transfer Effective Date; and (Y) items of income, deduction, gain, loss and/or credit of the Company that are recognized after the Transfer Effective Date shall be allocated among the persons or entities who were Members after the Transfer Effective Date.

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SCHEDULE 1

Appraisal Procedures

1. Calculations. The term “Appraised Value” in connection with the Company shall mean the sum of (i) the Real Property value of the Company’s directly owned real estate assets, (ii) the amount of cash the Company would be entitled to receive if all of the assets of the Subsidiaries were sold for cash and each Subsidiary dissolved and liquidated in accordance with each such Subsidiary’s limited liability company agreement, partnership agreement or stockholder agreement (each, a “Subsidiary Agreement”), and (iii) the current book value (“Book Value”) of the other assets of the Company as set forth on the Company’s financial statements determined in accordance with GAAP, all calculated as of the Value Date pursuant to the following procedures:

(i) The appraiser(s) appointed hereunder shall determine the fair market value (the “Real Property Value”) of the real estate assets of the Company and each Subsidiary as of the Value Date. The Real Property Value of an asset shall be determined hereunder only if (x) the asset is a fee interest in real property owned as of the Value Date, or (y) the asset is an option right in real property intended for residential for-sale development for which option consideration has been paid prior to the Value Date. Notwithstanding any of the circumstances surrounding the sale of the interests contemplated herein, all calculations shall be made based on the assumption that there is a willing buyer and seller for the assets being appraised and that the sale is not being made under any form of duress. No discount for lack of control or similar discount shall be applied by the appraiser(s).

(ii) The Company’s internal accountants shall calculate the Book Value of the other assets of the Company and each Subsidiary as of the Value Date.

(iii) To the extent the Company owns its interest in assets through one or more Subsidiaries, then the Appraised Value with respect to such Subsidiaries shall be the sum of the cash that the Company would receive upon the liquidation of the Subsidiaries that it owns a direct or indirect interest in pursuant to each such Subsidiary Agreement as if the real estate assets of such Subsidiary were sold for cash for their respective Real Property Value and the other assets of such Subsidiary were sold for cash for their Book Value.

2. Appraisers. Within twenty (20) days from the issuance of the Appraisal Notice, the Member (the “Applicable Member”) whose Interest is the subject of such appraisal and the Board of Managers (acting without the Appointed Representative(s) representing such Applicable Member) shall each appoint in writing an appraiser, which appraiser shall be a member of the American Institute of Real Estate Appraisers, with at least seven (7) years of real estate appraisal experience in land development and homebuilding in the market in which the most properties owned directly and indirectly by the Company are located (the “Property Location”). If one (1) party has timely appointed an appraiser hereunder and the other party has not timely appointed an appraiser, and such other party thereupon fails to appoint an appraiser hereunder within ten (10) days of the first party’s written request to do so after expiration of such twenty (20) day period, the Appraised Value of each Subsidiary and the Company will be established by the determination acting alone of the appraiser appointed by such first party, and such other party hereby consents to the same. The appraiser or appraisers appointed under this Schedule 1 shall be instructed to complete their appraisals within forty-five (45) days of their appointments, and to appraise only the Real Property Value of the real estate assets of the Company and each Subsidiary determined as of the Value Date.

If two (2) appraisers are appointed pursuant to this Schedule 1, the two (2) appraisers so appointed shall conduct independent appraisals and meet within sixty (60) days after their appointments to attempt to set the Real Property Value of such real estate assets. If they are unable to agree upon such Real Property Value within ten (10) days following such meeting, they shall appoint a third appraiser who meets the qualifications set forth above. If they fail to appoint a third appraiser within seven (7) days after such ten (10) day period, either party may request such appointment by the president or executive secretary of the chapter of the Appraisal Institute located nearest to the Property Location.

If appointed pursuant to this Section 2, the third appraiser shall as soon as reasonably practical following its appointment select from the two (2) appraisals the appraisal that such third appraiser believes is closest to the Real Property Value, which shall constitute the Real Property Value for purposes hereof.

3. Appraised Value. Upon determination by the appraiser(s) of the Real Property Value, the Company’s internal accountants shall calculate the Appraised Value of the Company.

4. Indemnification. Each of the Members hereby agrees that the selected appraiser(s) shall have no liability to any of the Members for its determination of the Real Property Value, unless in making such determination, the selected appraiser(s) has committed gross negligence or willful misconduct. In connection therewith, each Member hereby indemnifies and holds harmless the appraiser(s) from any liabilities, damages, costs or expenses (including, without limitation, reasonable attorneys fees) arising from any claim asserted by such Member against the appraiser(s) in connection with making the determination required by this Schedule 1, provided that the appraiser(s) have not committed gross negligence or willful misconduct.

5. Final and Binding. Any determination of Current Book Value and Book Value pursuant to this Agreement shall be made by the Company’s internal accountants. Any determination of Real Property Value shall (unless unanimously agreed upon by the Members) be made by an appraiser or appraisers in accordance with this Schedule 1. Any determination of Appraised Value pursuant to this Agreement shall be made by the Company’s internal accountants based upon the Real Property Value determined by the Members or the appraiser or appraisers, as applicable. All such determinations by the Company’s internal accountants, the Company’s outside accountants (with respect to the Final Settlement Statement) or an appraiser or appraisers shall be final and binding on the Company and the Members absent manifest error.

SEPARATION PAGE

FIRST AMENDMENT TO

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

THE NEW HOME COMPANY LLC

THIS FIRST AMENDMENT TO AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Amendment”) of THE NEW HOME COMPANY LLC (the “Company”) is executed and dated for reference purposes as of December 20, 2010, by TNHC Partners LLC, a Delaware limited liability company (“TNHC Partners”), IHP Capital Partners VI, LLC, a Delaware limited liability company (“IHP”), Watt/TNHC LLC, a California limited liability company (“Watt”), and TCN/TNHC LP, a Delaware limited partnership (“Tricon”), as the members (each a “Member” and collectively the “Members”) of the Company, with reference to the following facts:

A. On or about June 25, 2009, the Certificate of Formation for THE NEW HOME COMPANY LLC, a limited liability company under the laws of the State of Delaware (the “Company”), was filed with the Delaware Secretary of State.

B. TNHC Partners, IHP and Watt are parties to that certain Amended and Restated Limited Liability Company Agreement of The New Home Company LLC (the “Agreement”) dated August 18, 2010 (the “LLC Agreement Date”). All capitalized terms not otherwise defined herein shall have the meanings set forth in the Agreement.

C. Section 10.1 of the Agreement contemplates the admission of a New Member to the Company.

D. Tricon desires to be admitted to the Company as a New Member effective as of January 1, 2011 (the “Effective Date”).

E. The Board of Managers of the Company has approved the admission of Tricon as a New Member with Required Board Approval.

F. The parties hereto desire to adopt and approve an amendment to the Agreement on the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Agreement is hereby amended as follows:

1. Admission of New Member. Tricon is hereby admitted as a member of the Company effective as of the Effective Date. Tricon hereby adopts and agrees to be bound by all of the provisions of the Agreement. All references in the Agreement to a “Member” or the “Members” shall hereafter include Tricon.

2. Initial Capital Contributions. On or before January 7, 2011, Tricon shall make a Capital Contribution to the Company in the amount of one-half (1/2) of the total Capital

1

Contributions called prior to such date pursuant to Section 5.2 of the Agreement from IHP and Watt. Upon such contribution, Tricon shall have an initial Book Capital Account in the amount of its Capital Contribution.

3. Retained Earnings. Pursuant to Section 10.1 of the Agreement, within 5 days after notification to Tricon by the Company of such amount, Tricon shall pay to the Company Tricon’s pro-rata share (based on Percentage Interests) of retained earnings from the LLC Agreement Date through the Effective Date. Such amount shall not be considered a Capital Contribution for the purposes of the Agreement.

4. Payment to Watt and IHP. Pursuant to Section 10.1 of the Agreement, on or before January 7, 2011, Tricon shall pay to each of IHP and Watt outside of the Company (and shall not receive any Capital Contribution or other credit therefor) an amount equal to one-third (1/3) multiplied by a 10% cumulative return, compounded monthly, on the amount of Capital Contributions actually made by such Member prior to the Effective Date.

5. Amendments. The following provisions of the Agreement are hereby amended:

5.1 Capital Percentages. Section 1.1 is hereby amended by deleting the definition of “Capital Percentages” and inserting the following in lieu thereof:

“Capital Percentages” means the respective proportionate capital percentages of the Members set forth on Exhibit A attached hereto, that is, 25% with respect to TNHC Partners, 25% with respect to IHP, 25% with respect to Watt and 25% with respect to Tricon, subject to adjustment as set forth herein.

5.2 Groups. Section 1.1 is hereby amended by deleting the definition of “Group” and inserting the following in lieu thereof:

“Group” means the Appointed Representatives to the Board of Managers appointed by a Member as set forth in Section 3.3(c), below, which shall include the TNHC Partners Group, Watt Group, IHP Group and Tricon Group.

5.3 Percentage Interests. Section 1.1 is hereby amended by deleting the definition of “Percentage Interests” and inserting the following in lieu thereof:

“Percentage Interests” means 50% with respect to TNHC Partners, 16.67% with respect to IHP, 16.67% with respect to Watt and 16.66% with respect to Tricon, subject to adjustment as set forth herein.

5.4 Addresses. Section 2.6 is hereby amended by adding the following address at the end thereof:

TCN/TNHC LP

1067 Yonge Street

Toronto, Ontario M4W 2L2

2

5.5 Board of Managers. Section 3.3(c)(i) is hereby amended by deleting the first sentence and inserting the following in lieu thereof:

The Board of Managers shall be comprised of representatives of each Member (“Appointed Representatives”) as follows: TNHC Partners shall have the right to appoint not more than four (4) Appointed Representatives, IHP shall have the right to appoint one (1) Appointed Representative, Watt shall have the right to appoint one (1) Appointed Representative and Tricon shall have the right to appoint one (1) Appointed Representative.

5.6 Capital Contributions. Sections 5.2(b) and (c) are hereby deleted in their entirety and the following inserted in lieu thereof:

(b) The parties acknowledge that as of December 1, 2010, TNHC Partners, IHP and Watt have each made Capital Contributions of $6,000,000, such that the Capital Contributions of such Members are proportionate to their relative Capital Percentages. The parties contemplate that additional Capital Contributions have and will be called from TNHC Partners, IHP and Watt from December 1, 2010 through the Effective Date. Upon Tricon’s admission as a member of the Company, Tricon shall make a Capital Contribution to the Company in the amount of one-half (1/2) of the total Capital Contributions called prior to such date from IHP and Watt, such that the Capital Contributions of TNHC Partners, Tricon, IHP and Watt are proportionate to their relative Capital Percentages as set forth herein. Upon receipt of Tricon’s Capital Contribution, the Company may make a distribution to the Members of capital (“Excess Capital”), pro rata in accordance with their respective Capital Percentages. The distribution of Excess Capital shall be deemed to be a partial return of Capital Contributions pursuant to Section 7.1(a). TNHC Partners, IHP, Watt and Tricon shall make additional Capital Contributions to the Company, pro rata in proportion to their relative Capital Percentages, as called for by the Board of Managers from time to time.

(c) Notwithstanding anything to the contrary herein, TNHC Partners, Watt, IHP and Tricon shall have no obligation to make Capital Contributions in excess of the amounts shown on Exhibit A; provided, however, that the Members acknowledge that the Excess Capital distributed to the Members pursuant to Section 5.2(b) may be recalled by the Board of Managers.

5.7 Transfers. Sections 8.1(a), (b), (c) and (d) are hereby deleted in their entirety and the following inserted in lieu thereof:

(a) The Members acknowledge that Watt, IHP and Tricon have based their decision to invest in the Company in reliance upon the identity and control of TNHC Partners, the expertise and reputation of its constituent members in the home building industry and their financial strength. Any change in the management, ownership, operation or control of TNHC Partners is of extreme importance to Watt, IHP and Tricon. Accordingly, except for (i) Transfers of interests in TNHC Partners between a constituent member of TNHC Partners, on the one hand, and the other constituent members of TNHC Partners and/or TNHC Partners, on the other hand, upon the death, permanent disability, marital dissolution, default or termination of employment of any such constituent member pursuant to the Buy/Sell Agreement among TNHC Partners and such constituent members, (ii) Estate Planning Transfers, (iii) Transfers pursuant to Section 4.8 or (iv) as may otherwise be expressly provided in this Agreement, without the prior

3

written consent of the Members other than TNHC Partners, which consent may be withheld in their reasonable discretion: (1) TNHC Partners shall not Transfer all or any portion of its Interest, or withdraw from the Company; and (2) the constituent members of TNHC Partners shall not (directly, indirectly, voluntarily, involuntarily or by operation of law) Transfer all or any portion of their respective membership interests in, or withdraw from TNHC Partners

(b) (i) There is no restriction on Transfers by IHP. For avoidance of doubt, IHP may directly or indirectly Transfer all or any portion of its Interest (and its constituent members may directly or indirectly Transfer all or any portion of their respective interests in IHP) without the consent of any Member.

(ii) There is no restriction on (A) Transfers of all or any portion of Tricon’s Interest to any Person which is an Affiliate of Tricon Capital Group Inc., an Ontario corporation (“TCI”), or upon Transfers of interests within any such Affiliate so long as such Affiliate remains an Affiliate of TCI; (B) Transfers of all or any portion of Tricon’s Interest to any investment fund which at the time of any such transfer is managed by TCI or any Affiliate of TCI, or of Transfers of the investors’ interests within any such investment fund; (C) any Transfers of interests within, or the issuance of new interests in, TCI, (D) transfers of TCI’s direct and indirect interest in an investment fund as a result of an action by the investors in such investment fund, or (E) the merger or consolidation of, or sale or other disposition of all or substantially all of the assets of, TCI or any other similar strategic transaction involving TCI. Except for (i) Transfers pursuant to clauses (A), (B), (C), (D) and (E) above, (ii) other Transfers to an Affiliate, (iii) Estate Planning Transfers, (iv) Transfers pursuant to Section 4.8 or (v) as may otherwise be expressly provided in this Agreement, Tricon may not directly or indirectly Transfer all or any portion of its Interest or permit such a Transfer or a contract to do so, without the consent of all of the other Members (which consent may be withheld in their reasonable discretion) and in strict compliance with the provisions of this Article VIII.

(c) Except for (i) Transfers to an Affiliate, (ii) Estate Planning Transfers, (iii) Transfers pursuant to Section 4.8 or (iv) as may otherwise be expressly provided in this Agreement, the Members other than TNHC Partners, Tricon and IHP may not directly or indirectly Transfer all or any portion of their Interests or permit such a Transfer or a contract to do so, without the consent of all of the other Members (which consent may be withheld in their reasonable discretion) and in strict compliance with the provisions of this Article VIII.

(d) Notwithstanding anything in Sections 8.1(a) and (c) to the contrary, if IHP shall Transfer without the consent of each of TNHC Partners, Tricon and Watt, all or any portion of its Interest to any Person other than TNHC Partners, Tricon, Watt, any other Person then a Member of the Company prior to such Transfer and/or an Affiliate of IHP, then TNHC Partners, Tricon and Watt shall thereafter each have the right to Transfer all or any portion of its Interest to any Person without the consent of any other Member.

5.8 Recapitalization. Section 10.2 is hereby amended by deleting the third paragraph and inserting the following in lieu thereof:

IHP, Watt and Tricon shall have the right to offer their Interests (including their Capital Contributions) to the new investor(s) at the price equal to their original investments

4

plus a 10% cumulative return, compounded monthly, on equity. The new investor(s) shall be obligated to first purchase the offered equity of IHP, Watt and Tricon at such price prior to the new equity.

5.9 Exhibit A. Exhibit A is hereby deleted in its entirety and Exhibit A attached hereto inserted in lieu thereof.

6. Consent and Approval. Each party executing this Amendment consents to and approves all of the provisions of this Amendment.

7. Full Force and Effect. Except as modified hereby, the Agreement remains in full force and effect without modification.

8. Counterparts/Execution. This Amendment may be executed in one or more counterparts, each of which shall be an original, but all of which taken together shall be deemed to be one instrument. Execution of this Amendment may be made by signatures delivered by fax or electronic mail (to be followed by delivery of the hard copy original signatures, but effective upon the delivery of signatures by fax or electronic mail).

[Remainder of Page Intentionally Left Blank;

Signatures Commence on Following Page]

5

IN WITNESS WHEREOF, this Amendment has been executed effective as of the Effective Date.

TNHC PARTNERS LLC,
a Delaware limited liability company:

By:
H. LAWRENCE WEBB, Manager

By:
WAYNE J. STELMAR, Manager

By:
JOSEPH D. DAVIS, Manager

By:
THOMAS REDWITZ, Manager

IHP CAPITAL PARTNERS VI, LLC, a Delaware limited liability company

By:	Institutional Housing Partners VI, L.P., a California limited partnership Its Manager

	By:	IHP Capital Partners, a California corporation Its General Partner

By:
Print name:
Print title:

By:
Print name:
Print title:

S-1

IN WITNESS WHEREOF, this Amendment has been executed effective as of the Effective Date.

TNHC PARTNERS LLC,
a Delaware limited liability company:

By:
H. LAWRENCE WEBB, Manager

By:
WAYNE J. STELMAR, Manager

By:
JOSEPH D. DAVIS, Manager

By:
THOMAS REDWITZ, Manager

IHP CAPITAL PARTNERS VI, LLC, a Delaware limited liability company

By:	Institutional Housing Partners VI, L.P., a California limited partnership Its Manager

	By:	IHP Capital Partners, a California corporation Its General Partner

By:

			Print name:	Douglas C. Neff
			Print title:	President

By:

			Print name:	Saul B. Pinto
			Print title:	Secretary

S-1

[signatures continued from previous page]

WATT/TNHC LLC,
a California limited liability company:

By:

	Print name:	HOWARD PRESS
	Print title:	PRESIDENT

TCN/TNHC LP, a Delaware limited partnership

By:	TCN/TNHC GP LLC,
a Delaware limited liability company Its General Partner

By:
Print name:
Print title:

S-2

[signatures continued from previous page]

WATT/TNHC LLC,
a California limited liability company;

By:
Print name:
Print title:

By:
Print name:
Print title:

TCN/TNHC LP, a Delaware limited partnership

By:	TCN/TNHC GP LLC, a Delaware limited liability company Its General Partner

By:

		Print name:	David Berman
		Print title:	Chairman

S-2

EXHIBIT A

Capital Structure

(in millions)

	TNHC Partners	IHP	Watt	Tricon	Total

Equity:	$10.0	$10.0	$10.0	$10.0	$40.0

Capital Percentages:	25%	25%	25%	25%	100%

A-1

SEPARATION PAGE

SECOND AMENDMENT TO

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

THE NEW HOME COMPANY LLC

THIS SECOND AMENDMENT TO AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Amendment”) of THE NEW HOME COMPANY LLC (the “Company”), dated for reference purposes as of February 20, 2012, is made by TNHC Partners LLC, a Delaware limited liability company (“TNHC Partners”), IHP Capital Partners VI, LLC, a Delaware limited liability company (“IHP”), Watt/TNHC LLC, a California limited liability company (“Watt”), and TCN/TNHC LP, a Delaware limited partnership (“Tricon”), as the members (each a “Member” and collectively the “Members”) of the Company, with reference to the following facts:

A. On or about June 25, 2009, the Certificate of Formation for THE NEW HOME COMPANY LLC, a limited liability company under the laws of the State of Delaware (the “Company”), was filed with the Delaware Secretary of State.

B. The Members are parties to that certain Amended and Restated Limited Liability Company Agreement of The New Home Company LLC (the “Original Agreement”) dated August 18, 2010 (the “LLC Agreement Date”) as amended by that certain First Amendment to Amended and Restated Limited Liability Company Agreement of The New Home Company LLC (the “First Amendment”) dated December 20, 2010 (collectively, the Original Agreement and the First Amendment are referred to as the “Agreement”). All capitalized terms not otherwise defined herein shall have the meanings set forth in the Agreement.

C. The parties hereto desire to adopt and approve an amendment to the Agreement on the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Agreement is hereby amended as follows:

1. Amendments. The following provisions of the Agreement are hereby amended:

1.1 Board of Managers. Section 3.2(a)(ix)(A) is hereby deleted in its entirety and the following inserted in lieu thereof:

(A) After the Capital Contributions of TNHC Partners, IHP, Watt and Tricon pursuant to Sections 5.1 and 5.2 have been made, the Company shall maintain a minimum net worth of $36,000,000;

1

1.2 Recapitalization. Section 10.2 is hereby deleted in its entirety and the following inserted in lieu thereof:

10.2 Recapitalization. The Company, upon Required Board Approval, shall, within four (4) years from the LLC Agreement Date, have the right to admit one or more New Members to the Company and issue another tranche of equity in the amount of the aggregate capital commitments of Watt, IHP and Tricon.

Watt, IHP and Tricon shall have the first right, but not the obligation, to subscribe to such equity. The new equity shall dilute the Percentage Interests of the Members other than TNHC Partners such that Watt, IHP and Tricon shall collectively have an aggregate Percentage Interest of not less than 30%, but such new equity shall otherwise be treated the same as the Capital Contributions of Watt, IHP and Tricon as set forth herein. In the event that the Company has retained earnings, the new purchaser(s) shall also pay their pro-rata share of retained earnings, which shall be retained in the Company. Any dilution to the Percentage Interest of TNHC Partners below 50% is subject to the prior written consent of TNHC Partners in its sole and absolute discretion. In the event that new investor(s) purchase equity in such offering, they shall have the right to appoint an Appointed Representative to the Company’s Board of Managers.

IHP, Watt and Tricon shall have the right to offer their Interests (including their Capital Contributions) to the new investor(s) at the price equal to their original investments plus a 10% cumulative return, compounded monthly, on equity. The new investor(s) shall be obligated to first purchase the offered equity of IHP, Watt and Tricon at such price prior to the new equity.

2. Consent and Approval. Each party executing this Amendment consents to and approves all of the provisions of this Amendment.

3. Full Force and Effect. Except as modified hereby, the Agreement remains in full force and effect without modification.

4. Counterparts/Execution. This Amendment may be executed in one or more counterparts, each of which shall be an original, but all of which taken together shall be deemed to be one instrument. Execution of this Amendment may be made by signatures delivered by fax or electronic mail (to be followed by delivery of the hard copy original signatures, but effective upon the delivery of signatures by fax or electronic mail).

[Remainder of Page Intentionally Left Blank;

Signatures Commence on Following Page]

2

IN WITNESS WHEREOF, this Amendment has been executed effective as of the Effective Date.

TNHC PARTNERS LLC,
a Delaware limited liability company:

By:
H. LAWRENCE WEBB, Manager

By:
WAYNE J. STELMAR, Manager

By:
JOSEPH D. DAVIS, Manager

By:
THOMAS REDWITZ, Manager

IHP CAPITAL PARTNERS VI, LLC, a Delaware limited liability company

By:	Institutional Housing Partners VI, L.P., a California limited partnership Its Manager

	By:	IHP Capital Partners, a California corporation Its General Partner

By:
Print name:
Print title:

By:
Print name:
Print title:

S-1

IN WITNESS WHEREOF, this Amendment has been executed effective as of the Effective Date.

TNHC PARTNERS LLC,
a Delaware limited liability company:

By:
H. LAWRENCE WEBB, Manager

By:
WAYNE J. STELMAR, Manager

By:
JOSEPH D. DAVIS, Manager

By:
THOMAS REDWITZ, Manager

IHP CAPITAL PARTNERS VI, LLC, a Delaware limited liability company

By:	Institutional Housing Partners VI, L.P., a California limited partnership Its Manager

	By:	IHP Capital Partners, a California corporation Its General Partner

By:

			Print name:	Douglas C. Neff
			Print title:	President

By:

			Print name:	Donald S. Grant
			Print title:	Executive Vice President

S-1

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WATT/TNHC LLC,
a California limited liability company:

By:

	Print name:	HOWARD PRESS
	Print title:	PRESIDENT

By:
Print name:
Print title:

TCN/TNHC LP, a Delaware limited partnership

By:	TCN/TNHC GP LLC, a Delaware limited liability company Its General Partner

By:
Print name:
Print title:

S-2

[signatures continued from previous page]

WATT/TNHC LLC,
a California limited liability company:

By:
Print name:
Print title:

By:
Print name:
Print title:

TCN/TNHC LP, a Delaware limited partnership

By:	TCN/TNHC GP LLC, a Delaware limited liability company Its General Partner

By:

		Print name:	Jeremy Scheetz
		Print title:	Vice President

S-2

SEPARATION PAGE

THIRD AMENDMENT TO

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

THE NEW HOME COMPANY LLC

THIS THIRD AMENDMENT TO AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Amendment”) of THE NEW HOME COMPANY LLC (the “Company”), dated for reference purposes as of January 25, 2013, is made by TNHC Partners LLC, a Delaware limited liability company (“TNHC Partners”), IHP Capital Partners VI, LLC, a Delaware limited liability company (“IHP”), Watt/TNHC LLC, a California limited liability company (“Watt”), and TCN/TNHC LP, a Delaware limited partnership (“Tricon”), as the members (each a “Member” and collectively the “Members”) of the Company, with reference to the following facts:

A. On or about June 25, 2009, the Certificate of Formation for THE NEW HOME COMPANY LLC, a limited liability company under the laws of the State of Delaware (the “Company”), was filed with the Delaware Secretary of State.

B. The Members are parties to that certain Amended and Restated Limited Liability Company Agreement of The New Home Company LLC (the “Original Agreement”) dated August 18, 2010 as amended by that certain First Amendment to Amended and Restated Limited Liability Company Agreement of The New Home Company LLC (the “First Amendment”) dated December 20, 2010 and that certain Second Amendment to Amended and Restated Limited Liability Company Agreement of The New Home Company LLC (the “Second Amendment”) dated February 20, 2012 (collectively, the Original Agreement, the First Amendment and the Second Amendment are referred to as the “Agreement”). All capitalized terms not otherwise defined herein shall have the meanings set forth in the Agreement.

C. The parties hereto desire to adopt and approve an amendment to the Agreement on the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Agreement is hereby amended as follows:

1. Amendments. The following provision of the Agreement is hereby amended:

1.1 Exhibit A. Exhibit A is hereby deleted in its entirety and Exhibit A attached hereto inserted in lieu thereof.

2. Consent and Approval. Each party executing this Amendment consents to and approves all of the provisions of this Amendment.

3. Full Force and Effect. Except as modified hereby, the Agreement remains in full force and effect without modification.

1

4. Counterparts/Execution. This Amendment may be executed in one or more counterparts, each of which shall be an original, but all of which taken together shall be deemed to be one instrument. Execution of this Amendment may be made by signatures delivered by fax or electronic mail (to be followed by delivery of the hard copy original signatures, but effective upon the delivery of signatures by fax or electronic mail).

[Remainder of Page Intentionally Left Blank;

Signatures Commence on Following Page]

2

IN WITNESS WHEREOF, this Amendment has been executed effective as of the Effective Date.

TNHC PARTNERS LLC,
a Delaware limited liability company:

By:
H. LAWRENCE WEBB, Manager

By:
WAYNE J. STELMAR, Manager

By:
JOSEPH D. DAVIS, Manager

By:
THOMAS REDWITZ, Manager

IHP CAPITAL PARTNERS VI, LLC, a Delaware limited liability company

By:	Institutional Housing Partners VI, L.P., a California limited partnership Its Manager

	By:	IHP Capital Partners, a California corporation Its General Partner

By:
Print name:
Print title:

By:
Print name:
Print title:

S-1

IN WITNESS WHEREOF, this Amendment has been executed effective as of the Effective Date,

TNHC PARTNERS LLC,
a Delaware limited liability company:

By:

H. LAWRENCE WEBB, Manager

By:

WAYNE J. STELMAR, Manager

By:

JOSEPH D. DAVIS, Manager

By:

THOMAS REDWITZ, Manager

IHP CAPITAL PARTNERS VI, LLC, a Delaware limited liability company

By:	Institutional Housing Partners VI, L.P., a California limited partnership Its Manager

	By:	IHP Capital Partners, a California corporation Its General Partner

By:

			Print name:	Douglas C. Neff
			Print title:	President

By:

			Print name:	Donald S. Grant
			Print title:	Executive Vice President

S-1

[signatures continued from previous page]

WATT/TNHC LLC,
a California limited liability company:

By:

	Print name:	HOWARD PRESS
	Print title:	PRESIDENT

By:

Print name:
Print title:

TCN/TNHC LP, a Delaware limited partnership

By:	TCN/TNHC GP LLC, a Delaware limited liability company Its General Partner

By:

Print name:
Print title:

S-2

[signatures continued from previous page]

WATT/TNHC LLC,
a California limited liability company:

By:

Print name:
Print title:

By:

Print name:
Print title:

TCN/TNHC LP, a Delaware limited partnership

By:	TCN/TNHC GP LLC, a Delaware limited liability company Its General Partner

By:

		Print name:	Jeremy Scheetz
		Print title:	Vice President

S-2

EXHIBIT A

Capital Structure

(in millions)

	TNHC Partners	IHP	Watt	Tricon	Total

Equity:	$12.5	$12.5	$12.5	$12.5	$50.0

Capital Percentages:	25%	25%	25%	25%	100%

A-1

SEPARATION PAGE

FOURTH AMENDMENT TO

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

THE NEW HOME COMPANY LLC

THIS FOURTH AMENDMENT TO AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Amendment”) of THE NEW HOME COMPANY LLC (the “Company”), dated for reference purposes as of April 16, 2013, is made by TNHC Partners LLC, a Delaware limited liability company (“TNHC Partners”), IHP Capital Partners VI, LLC, a Delaware limited liability company (“IHP”), Watt/TNHC LLC, a California limited liability company (“Watt”), and TCN/TNHC LP, a Delaware limited partnership (“Tricon”), as the members (each a “Member” and collectively the “Members”) of the Company, with reference to the following facts:

A. On or about June 25, 2009, the Certificate of Formation for THE NEW HOME COMPANY LLC, a limited liability company under the laws of the State of Delaware (the “Company”), was filed with the Delaware Secretary of State.

B. The Members are parties to that certain Amended and Restated Limited Liability Company Agreement of The New Home Company LLC (the “Original Agreement”) dated August 18, 2010 as amended by that certain First Amendment to Amended and Restated Limited Liability Company Agreement of The New Home Company LLC (the “First Amendment”) dated December 20, 2010, that certain Second Amendment to Amended and Restated Limited Liability Company Agreement of The New Home Company LLC (the “Second Amendment”) dated February 20, 2012 and that certain Third Amendment to Amended and Restated Limited Liability Company Agreement of The New Home Company LLC (the “Third Amendment”) dated January 25, 2013 (collectively, the Original Agreement, the First Amendment, the Second Amendment and the Third Amendment are referred to as the “Agreement”). All capitalized terms not otherwise defined herein shall have the meanings set forth in the Agreement.

C. The parties hereto desire to adopt and approve an amendment to the Agreement on the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Agreement is hereby amended as follows:

1. Additional Capital Contributions. On or before April 26, 2013, the Members shall make Capital Contributions (the “Additional Capital Contributions”) to the Company pursuant to Section 5.2 in the aggregate amount of $10,000,000, provided, however, that such Additional Capital Contributions shall be made by the Members pro rata in proportion to their relative Additional Capital Percentages.

2. Amendments. The following provisions of the Agreement are hereby amended:

2.1 Additional Capital Percentages. Section 1.1 is hereby amended by inserting the following new definition:

“Additional Capital Percentages” means 25% with respect to TNHC Partners, 25% with respect to IHP, 25% with respect to Watt and 25% with respect to Tricon.

1

2.2 Capital Percentages. Section 1.1 is hereby amended by deleting the definition of “Capital Percentages” and inserting the following in lieu thereof:

“Capital Percentages” means 25% with respect to TNHC Partners, 25% with respect to IHP, 25% with respect to Watt and 25% with respect to Tricon, subject to adjustment as set forth herein.

2.3 Distributions of Available Cash from Extraordinary Transactions. Section 7.1 is hereby deleted in its entirety and the following inserted in lieu thereof:

7.1 Distributions of Available Cash from Extraordinary Transactions.

(a) The Available Cash (which for purposes of this Section 7.1(a) shall include any applicable securities or other non-cash assets) of the Company arising from Extraordinary Transactions with respect to the Company other than an initial public offering of publicly traded equity securities in the Company (“IPO”) shall be distributed to the Members as follows:

(i) First, to the Members pro rata in accordance with and to the extent of their respective unreturned Capital Contributions.

(ii) Thereafter, to the Members in the following proportions: (A) 83.33% pro rata in accordance with their respective Percentage Interests, and (B) 16.61% pro rata in accordance with their respective Additional Capital Percentages.

(b) The Available Cash (which for purposes of this Section 7.1(b) shall include any applicable securities or other non-cash assets) of the Company arising from an IPO shall be distributed to the Members as follows:

(i) First, to the Members pro rata in accordance with and to the extent of their respective unreturned Capital Contributions.

(ii) Second, to the Members in the following proportions: (A) 83.33% pro rata in accordance with their respective Percentage Interests, and (B) 16.67% pro rata in accordance with their respective Additional Capital Percentages until the Members which have contributed Additional Capital Contributions have received pursuant to Section 7.1(a)(ii)(B) and this Section 7.1(b)(ii)(B) an aggregate amount equal to (1) (x) their Additional Capital Contributions multiplied by (y) the Company’s price-to-book valuation multiple arising from such IPO, less (2) their Additional Capital Contributions.

(iii) Thereafter, to the Members pro rata in accordance with their respective Percentage Interests.

2

For purposes of example only, attached as Example 7.1(a) and Example 7.1(b) are examples of distributions of Available Cash from hypothetical Extraordinary Transactions.

2.4 Distributions of Available Cash other than from Extraordinary Transactions. Section 7.2 is hereby deleted in its entirety and the following inserted in lieu thereof:

7.2 Distributions of Available Cash other than from Extraordinary Transactions. All Available Cash of the Company other than Available Cash arising from Extraordinary Transactions shall be distributed to the Members in the following proportions: (i) 83.33% pro rata in accordance with their respective Percentage Interests, and (ii) 16.67% pro rata in accordance with their respective Additional Capital Percentages.

2.5 Recapitalization. Section 10.2 is hereby deleted in its entirety.

2.6 Exhibit A. Exhibit A is hereby deleted in its entirety and Exhibit A attached hereto inserted in lieu thereof.

2.7 Tax Appendix. Section 2.1 of Appendix “1” is hereby deleted in its entirety and the following inserted in lieu thereof:

Section 2.1 Profits and Losses. The “Profits” or “Losses” of the Company (which means the Company’s taxable income or loss, respectively, as calculated in accordance with Section 703(a) of the Code [with, however, (i) all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code being included in such taxable income or loss, (ii) any income and gain that is exempt from tax, and all expenditures described in Section 705(a)(2)(B) of the Code (or treated as expenditures so described pursuant to Section 1.704-1(b)(2)(iv)(i) of the Income Tax Regulations) being included in such Profits or Losses, (iii) Book Depreciation (and not Tax Depreciation [as defined in Section 2.3 A of this Appendix]) that are not Nonrecourse Deductions (as defined in Section 2.4C of this Appendix) being included in calculating such Profits or Losses, and (iv) Book Gain or Loss (and not Tax Gain or Loss [as defined in Section 2.3B of this Appendix]) being included in calculating such Profits or Losses], but excluding in such calculation the amounts allocated under Sections 2.3, 2.4, 2.5, 2.7, and 2.8 of this Appendix) for each Fiscal Year of the Company, shall be allocated among the Members as follows:

A. Profits, or if necessary items thereof, for each Fiscal Year shall be allocated among the Members as necessary to cause each Member’s Modified Adjusted Book Capital Account balance as of the end of such Fiscal Year to equal as nearly as possible such Member’s Target Capital Account.

B. Losses, or if necessary items thereof, for each Fiscal Year shall be allocated among the Members as necessary to cause each Member’s Modified Adjusted Book Capital Account balance as of the end of such Fiscal Year to equal as nearly as possible such Member’s Target Capital Account.

3

C. For each Fiscal Year, if after the application of Section 2.1 A or 2.1B there shall remain any Profits or Losses or items thereof to allocate, then such Profits or Losses or items thereof (as the case may be) shall be allocated to the Members in proportion to their then respective Percentage Interests.

“Modified Adjusted Book Capital Account.” The term Modified Adjusted Book Capital Account means, with respect to any Member, an amount equal to such Member’s Adjusted Book Capital Account, increased by the sum of such Member’s share of Company Minimum Gain and such Member’s share of Member Nonrecourse Debt Minimum Gain.

“Target Capital Account.” The term Target Capital Account means, with respect to any Member for any Fiscal Year, an amount (which may be either a positive balance or a negative balance) equal to the hypothetical distribution (or contribution) such Member would receive (or contribute) if each Company asset were sold for an amount of cash equal to such asset’s Adjusted Book Basis as of the end of such Fiscal Year, each liability of the Company were satisfied in cash in accordance with its terms (limited, with respect to each Nonrecourse Liability, to the Adjusted Book Basis of the asset or assets securing such Nonrecourse Liability), and all remaining cash of the Company (including the net proceeds of such hypothetical transactions and all cash otherwise available after the hypothetical satisfaction of all Company liabilities) were distributed in full to the Members pursuant to Section 7.1 of the Agreement.

3. Consent and Approval. Each party executing this Amendment consents to and approves all of the provisions of this Amendment.

4. Full Force and Effect. Except as modified hereby, the Agreement remains in full force and effect without modification.

5. Counterparts/Execution. This Amendment may be executed in one or more counterparts, each of which shall be an original, but all of which taken together shall be deemed to be one instrument. Execution of this Amendment may be made by signatures delivered by fax or electronic mail (to be followed by delivery of the hard copy original signatures, but effective upon the delivery of signatures by fax or electronic mail).

[Remainder of Page Intentionally Left Blank;

Signatures Commence on Following Page]

4

IN WITNESS WHEREOF, this Amendment has been executed effective as of the Effective Date.

TNHC PARTNERS LLC,
a Delaware limited liability company:

By:

H. LAWRENCE WEBB, Manager

By:

WAYNE J. STELMAR, Manager

By:

JOSEPH D. DAVIS, Manager

By:

THOMAS REDWITZ, Manager

IHP CAPITAL PARTNERS VI, LLC, a Delaware limited liability company

By:	Institutional Housing Partners VI, L.P., a California limited partnership Its Manager

	By:	IHP Capital Partners, a California corporation Its General Partner

By:
Print name:
Print title:

By:
Print name:
Print title:

S-1

IN WITNESS WHEREOF, this Amendment has been executed effective as of the Effective Date.

TNHC PARTNERS LLC,
a Delaware limited liability company:

By:

H. LAWRENCE WEBB, Manager

By:

WAYNE J. STELMAR, Manager

By:

JOSEPH D. DAVIS, Manager

By:

THOMAS REDWITZ, Manager

IHP CAPITAL PARTNERS VI, LLC, a Delaware limited liability company

By:	Institutional Housing Partners VI, L.P., a California limited partnership Its Manager

	By:	IHP Capital Partners, a California corporation Its General Partner

By:

			Print name:	DOUGLAS C. NEFF
			Print title:	PRESIDENT

By:

			Print name:	Brian P. McGowan
			Print title:	COO

S-1

[signatures continued from previous page]

WATT/TNHC LLC,
a California limited liability company:

By:

	Print name:	HOWARD PRESS
	Print title:	PRESIDENT

TCN/TNHC LP, a Delaware limited partnership

By:	TCN/TNHC GP LLC, a Delaware limited liability company Its General Partner

By:
Print name:
Print title:

S-2

[signatures continued from previous page]

WATT/TNHC LLC,
a California limited liability company:

By:
Print name:
Print title:

TCN/TNHC LP, a Delaware limited partnership

By:	TCN/TNHC GP LLC, a Delaware limited liability company Its General Partner

By:

		Print name:	Jeremy Scheetz
		Print title:	Vice President

S-2

EXHIBIT A

Capital Structure

(in millions)

	TNHC Partners	IHP	Watt	Tricon	Total

Existing Capital Contributions:	$12.5	$12.5	$12.5	$12.5	$50.0

Additional Capital Contributions:	$2.5	$2.5	$2.5	$2.5	$10.0

Total Capital Contributions:	$15.0	$15.0	$15.0	$15.0	$60.0

Capital Percentages:	25%	25%	25%	25%	100%

Additional Capital Percentages:	25%	25%	25%	25%	100%

A-1

EXAMPLE 7.1 (a)

Description of Hypothetical Extraordinary Transaction related to Section 7.1(a)

•	Sale of 100% interest in The New Home Company LLC to a third party buyer for a purchase price of $150 MM

•	At the time of sale, there has been no prior return of any Capital Contributions

7.1(a) Available Cash Sale Price to Third Party	$150 MM

7.1(a)(i) Return of Capital Contributions	$60 MM

Available Cash after Return of Capital	$90 MM

7.1(a)(ii)(A) Distribution in accordance with respective Percentage Interests	83.33%	$75.0 MM

7.1(a)(ii)(B) Distribution in accordance with respective Additional Capital Percentages	16.67%	$15.0 MM

7.1(a)-1

EXAMPLE 7.1(b)

Description of Hypothetical Extraordinary Transaction related to Section 7.1(b)

•	$150 MM IPO of new primary shares

•	Issuance expenses of 8%

•	Book value pre-IPO of $57 MM

•	At time of IPO there has been no prior return of Capital Contributions

•	IPO priced at 1.74x price to book multiple

IPO Net Proceeds	$138 MM

Pre-IPO Book Value	57 MM

Pro-Forma IPO Book	195 MM

P/B Mult. at Pricing	1.74 x

Equity value at Pricing	339 MM

Less: IPO Public Investors Value	150 MM

7.1(b) Available Cash (Shares for Members)	189 MM

7.1(b)(i) Return of Capital Contributions	60 MM

Remainder for Distribution	129 MM

7.1(b)-1

7.1(b)(ii) Additional Distribution of Available Cash (pro-rata 83.33%/l6.67% as shown below) until Members which have contributed Additional Capital receive the product of their Additional Capital Contribution ($10mm) and the P/B multiple of the IPO (1.74x) less the Additional Capital Contribution ($10mm)

	44.4 MM

7.1(b)(ii)(A) Distribution in accordance with respective Percentage Interests	83.33%	37.0 MM

7.1(b)(ii)(B) Distribution in accordance with respective Additional Capital Percentages	16.67%	7.4 MM

7.1(b)(iii) Remainder Available for Distribution in accordance with respective Percentage Interests	$84.6 MM

7.1(b)-2

COMMENT 49

to the Staff’s letter of May 15, 2013

and

COMMENT 10

to the Staff’s letter of June 7, 2013

Date:	March 18, 2013
Re:	Push Down Accounting of The New Home Company LLC

Purpose

The purpose of this memo is to document the accounting treatment for the transactions that occurred between TNHC Partners LLC (“TNHCP”), IHP Capital Partners VI, LLC (“IHP”), Watt/TNHC LLC (“Watt”) and TCN/TNHC LP (“Tricon”) related to The New Home Company LLC (the “Company,” also referred to within as “we,” “us,” and “our”).

Background

On June 25, 2009, we were formed and 100% owned by TNHCP with the original Limited Liability Company agreement entered into on August 26, 2009, with the following structure:

	Pre – Transaction
Investor	Capital %	Economic %	Voting %
TNHCP	100.0%	100.0%	100.0%

TOTAL	100.0%	100.0%	100.0%

On August 18, 2010, we entered into a transaction with IHP and Watt that provided the admission of IHP and Watt as members of the Company. The capital percentages associated with each member was 33 1/3%. Economic and voting interests were 50% for TNHCP and 25% for both IHP and Watt. The following tables illustrate the Pre-Transaction and Post-Transaction structure:

	Pre – Transaction			Post – Transaction with Watt and IHP
Investor	Capital %	Economic %	Voting %	Capital %	Economic %	Voting %
TNHCP	100.0%	100.0%	100.0%	33.33%	50.00%	50.0%
IHP	—	—	—	33.33%	25.00%	25.0%
Watt	—	—	—	33.33%	25.00%	25.0%

TOTAL	100.0%	100.0%	100.0%	100.00%	100.00%	100.0%

Some significant terms of the August 2010 LLC Agreement are as follows:

•	TNHCP has four Board seats which represent only one vote

•	IHP has one Board seat representing one vote

•	Watt has one Board seat representing one vote

•	Each group provides one vote for unanimous and major decisions

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•	TNHCP simple majority rules (i.e. three of the four TNHCP member votes) for the vote from their group.

If the group is split, TNHCP does not vote on the matter and a unanimous decision is required from the other members

•	Unanimous and major decisions provide participating and protective rights to the investors

•	Major decisions require an affirmative vote of 85% of the voting interests

•	Call provision on an impasse member which blocks an affirmative vote by all other members three or more times in a rolling 12 month period

•	Call is optional not mandatory

•	Transfer restrictions on investments for all parties except for IHP

•

An additional member will be admitted as long as a written commitment is provided prior to December 31, 2010. The additional member will be admitted prior to January 31, 2011. The additional member will make a capital contribution on the same terms of IHP and Watt. The voting interest of the Company will be reallocated to 25% for each member including the additional member.

•	Tricon was intended to be this additional member and issued its commitment on December 20, 2010.

Effective January 1, 2011, Tricon was admitted as a new member. The capital percentages associated with each member after the effective date was 25%. Economic and voting interests were adjusted to 50% for TNHCP and 16 2/3% each for IHP, Watt and Tricon. Upon admission of Tricon, all terms noted above in the August 2010 LLC Agreement remained the same. Additions to the terms included: Tricon was appointed a seat on the Board which constitutes one vote for voting purposes. Tricon’s investment is restricted. The following tables illustrate the Pre-Transaction with Tricon and Post-Transaction with Tricon structure:

	Pre – Transaction with Tricon			Post – Transaction with Tricon
Investor	Capital %	Economic %	Voting %	Capital %	Economic %	Voting %
TNHCP	33.33%	50.0%	50.0%	25.00%	50.0%	50.0%
IHP	33.33%	25.0%	25.0%	25.00%	16.67%	16.67%
Watt	33.33%	25.0%	25.0%	25.00%	16.67%	16.67%
Tricon	—	—	—	25.00%	16.67%	16.67%

TOTAL	100.0%	100.0%	100.0%	100.00%	100.0%	100.0%

For further information on the terms included within the LLC Agreements, refer to the following documents:

•	Limited Liability Company Agreement of The New Home Company LLC (“2009 LLC Agreement”)

•	Amended and Restated Limited Liability Company Agreement of the New Home Company LLC (“August 2010 Agreement”)

•	First Amendment to Amended and Restated Limited Liability Company Agreement of the New Home Company LLC (“1st Amendment”)

Issues

1.	Would TNHCP, IHP and Watt be considered a collaborative group?

a.	Would push down accounting be required as a result of the collaborative group?

i.	Is the Company substantially wholly owned by the collaborative group?

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ii.	Does the collaborative group control the Company? Did THNCP lose control of the Company?

iii.	Would push down accounting be required as a result of the collaborative group?

2.	Does the admission of Tricon on December 20, 2010 effective as of January 1, 2011 result in additional push down accounting or were they part of the collaborative group with TNHC, IHP and Watt?

Accounting Guidance

The following was considered in connection with this memo:

•	Staff Accounting Bulletin (“SAB”) 5J – Miscellaneous Accounting: New Basis of Accounting Required in Certain Circumstances (“SAB 5J”)

•	Accounting Standards Codification (“ASC”) 805-50-S99 – Business Combinations – Related Issues – SEC Materials (“ASC 805-50-S99”)

•	Ernst & Young Financial Reporting Developments (“FRD”) – Business Combinations

Conclusion

We conclude that we have a push down event on August 18, 2010. However, we do not believe we have a push down event on January 1, 2011.

Reasons for Conclusion

1.	Would TNHCP, IHP and Watt be considered a collaborative group?

EY FRD B.2.1

The SEC staff believes that a company may become substantially wholly owned as a result of a single or a series of related and anticipated transactions by a group of investors who act together effectively as one investor (referred to as a collaborative group) and are able to control the form of ownership of the investee. If the investors both mutually promote the acquisition and collaborate on the subsequent control of the investee company, then aggregation of those investors would be required under the SEC interpretation.

EY FRD B.2.4

While SAB Topic 5-J is written in the context of a company becoming substantially wholly owned by another single company, the SEC staff also applies the guidance in SAB Topic 5-J when a company becomes substantially wholly owned as a result of a single transaction or a series of related and anticipated transactions by a group of investors. The SEC staff believes it is appropriate to aggregate the holdings of those investors who both – mutually promote the acquisition and – collaborate on the subsequent control of the investee company. In such situations, the SEC staff believes that the group of investors should be viewed effectively as one investor, referred to as a – collaborative group. Therefore, when a collaborative group acquires 95% or more of an SEC registrant (in a single or series of related transactions), push down accounting generally will be required.

The following is considered when determining whether TNHCP, IHP and Watt are considered a collaborative group:

Independence

ASC 805-50-S99-2

The investor is substantive. For example, the investor is an entity with substantial capital (that is, comparable to that expected for a substantive business with similar risks and rewards) and other operations.

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In contrast, an investor that is a special-purpose entity whose only substantive assets or operations are its investment in the investee generally would not be considered substantive.

The investor is independent of and unaffiliated with all other investors.

The investor‘s investment in the investee is not contingent upon any other investor making investments in the investee.

The investor does not have other relationships with any other investors that are material to either investor.

Conclusion:

Watt and IHP are substantive investors; however, TNHCP is a special-purpose entity created specifically for holding an investment in the Company. TNHCP’s only assets and operations are those derived from its equitable share in the Company. TNHCP is owned by four individuals who are also members of our management. It is reasonable to consider that TNHCP was not substantive as it likely did not have the necessary capital to fund the business in a substantive form. TNHCP contributed $6 million at inception and another $4 million of future capital commitments, which was the same contribution and future capital commitments made by Watt and IHP upon admittance.

The participation of Watt and IHP as members of the Company was contemplated prior to our formation by TNHCP. Although TNHCP acted as our sole owner from inception through August of 2010, this was done with an understanding that Watt and IHP would make the necessary capital contributions to help fund our operations at some point in the future. This presumption is supported by the retroactive allocation of net losses to Watt and IHP upon their admittance, which provides evidence that the admittance was contemplated at or before formation of the Company.

Watt and IHP’s investment in us was made concurrently.

Accordingly, the investments were not made independently of one another, and we believe that the investors are part of a collaborative group.

Risk of Ownership

ASC 805-50-S99-2

The investor is investing at fair value.

The investor invests funds from its own resources.

The investor fully shares with all other investors in the risks and rewards of ownership in the investee in proportion to its class and amount of investment. That is, the investor‘s downside risk or upside reward are not limited, and the investor does not receive any other direct or indirect benefits from any other investor as a result of investing in the investee. Put options, call options, tag-along rights, and drag-along rights should be carefully evaluated.

The funds invested by the investor are not directly or indirectly provided or guaranteed by any other investor.

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The investor is at risk only for its own investment in the investee and not another‘s investment in the investee. That is, the investor is not providing or guaranteeing any part of another investor‘s investment in the investee.

Conclusion:

We obtained appraisals for a significant amount of the land assets contributed by TNHCP on August 18, 2010, to validate the fair value of the Company at the investment date for IHP and Watt. Further, the investors are not related parties. Accordingly, the investors are investing at fair value.

Each investor funds its investment from its own resources.

The Operating Agreement does not contain put options, tag-along rights or drag-along rights. IHP is the only investor whose shares do not contain transfer restrictions, but once IHP exercises its right to transfer shares without receiving the approval of other investors, the other investors shares become unrestricted. There is a call option at any time within three months after the occurrence of a Board of Members’ Impasse or an Event of Default that allows the other members to purchase the member’s interests in the Company who had the impasse or default. Impasse is defined as an appointed representative of one of the members blocking the required board approval of one or more of the major decisions on three or more occasions during any consecutive 12 month period by voting “no” when all other members vote affirmatively. The call is based on the book value determined by the Company unless another member who is not the departing member requires the Company to get a third-party appraisal. The sale price will either be the book value provided by the Company or the third-party appraisal value, if requested.

Per the Operating Agreement, the funds invested by the investor are not provided or guaranteed by any other investor. The investor is at risk only for its own investment.

As a result, while each investor has risk for only its investment, if an investor decides not to vote with other investors and blocks a major decision three or more times, that investor is subject to a call and can be terminated from the partnership. As a result, an investor’s ownership is at risk when the investor does not vote together with the other investors, providing further evidence that these investors are part of a collaborative group.

Promotion

ASC 805-50-S99-2

The investor did not solicit other parties to invest in the investee.

FRD B.2.4.3

The SEC staff believes that under the mutual promotion model, a member of a collaborative group would be any investor that helps consummate the acquisition. The SEC staff believes there is a rebuttable presumption that any investor investing at the same time as or in reasonable proximity to the time other investors are investing in the investee is part of the collaborative group with the other investors. Therefore, it may be difficult to substantiate that the new and continuing investors did not work together to mutually promote the acquisition unless the acquisition was a hostile takeover or the continuing investors consist of numerous unrelated public investors.

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Conclusion:

The acquisition was not a hostile takeover and was made up of one investor, TNHCP. IHP and Watt’s investment in us was made on August 18, 2010. The additional and continuing investors worked together to mutually promote the acquisition, further evidence that they are part of a collaborative group.

Subsequent Collaboration

ASC 805-50-S99-2

The investor is free to exercise its voting rights in any and all shareholder votes.

The investor does not have disproportionate or special rights that other investors do not have, such as a guaranteed seat(s) on the investee‘s board, required supermajority voting rights for major or significant corporate decisions, guaranteed consent rights over corporate actions, guaranteed or specified returns, and so forth.

The investor‘s ability to sell its investee shares is not restricted, except as provided by the securities laws or by what is reasonable and customary in individually negotiated investment transactions for closely held companies (for example, a right of first refusal held by the investee on the investor‘s shares in the event of a bona fide offer from a third party).

FRD 2.4.2

The determination of whether the owners of an acquired entity constitute a collaborative group usually focuses on whether the relationships and agreements among investors suggest that the investors subsequently collaborate on the control of the acquired company. While all facts and circumstances are taken into account in assessing whether investors subsequently collaborate on the control of the acquired company, the SEC staff views the existence of any of the following agreements among shareholders as evidence that subsequent collaboration among investors might exist:

•

Voting restrictions, voting agreements, disproportionate voting or other special rights that all investors do not have (for example, guaranteed seats on the acquired company‘s board, required supermajority voting rights for major or significant corporate decisions, guaranteed consent rights over corporate actions, guaranteed or specified returns, etc.).

•

Sale restrictions, except as provided by law or by what is reasonable and customary in individually negotiated investment transactions for closely held companies. For example, a right of first refusal held by an investee or an investor on another investor‘s shares in the event of a bona fide offer from a third party is not in and of itself an indication of subsequent collaboration.

Conclusion:

For subsequent collaboration, the following is noted:

•	TNHCP has 50% voting interest; IHP and Watt each have 25% voting interest

•	The Board requires a unanimous decision on certain matters and super majority decision on certain matters.

•	Unanimous decisions include appointing and removing a CEO

•	Super majority decisions (requiring 85% approval – effectively unanimous consent) include the following:

•	approving a business plan including any changes to an already approved plan

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•	appointing and removing a COO, CFO and one or more subsidiary Presidents

•	entering into, amending or modifying a written employment agreement, including the terms of compensation with the CEO, COO, CFO and one or more subsidiary Presidents

•	Entering into a debt agreement.

•	Approving investments or asset purchases that are not consistent with our approved business plan.

•

All unanimous and super majority decisions are listed in the Change in Control memorandum. We believe that all key decisions that could have a significant economic impact on the Company essentially require a unanimous vote. See that memorandum for further details.

•	There are transfer restrictions on all members except for IHP, which terminate once IHP transfers its shares without approval from other members

•

If an appointed representative votes no on any matter requiring unanimous vote three or more times in a rolling 12 month period where all other members have provided affirmative votes, the respective member’s equity can be called by the other members

As a result of the bullets listed above, the members collaborate on unanimous and major decisions of the Company.

We conclude that they are working together as a collaborative group.

Overall Conclusion:

Based on the sections listed above, the following is noted and summarized:

•	Independence – The members did not make the investments in an independent manner.

•

Risk of Ownership – If the members don’t work together on major decisions of the Company, we have a call right that allows for the other members to purchase the capital of the member that is considered impasse. Impasse members are referred to as Departing Members within the Operating Agreement.

•	Promotion – The members mutually promoted the transaction.

•	Subsequent Collaboration – The members are subsequently collaborating on controlling the business through the Board and the requirement of unanimous and super majority voting.

TNHCP, IHP and Watt are considered a collaborative group.

1.a.i. Is the Company substantially wholly owned by the collaborative group?

FRD B.2.1

In determining whether an acquired entity has become substantially wholly owned, the SEC staff‘s view is summarized in the following table:

Percentage of company acquired	Applicability of push down accounting
95% or greater	Required
Between 80% and 95%	Permitted
Below 80%	Prohibited

When measuring the parent’s ownership percentage of the acquired entity, the SEC staff looks to the definition of a wholly owned subsidiary in Rule 1-02(aa) of Regulation S-X. Rule 1-02(aa) of Regulation S-X defines a – wholly owned subsidiary as a subsidiary whose outstanding voting shares are substantially owned by its parent and (or) the parent‘s other wholly owned subsidiaries. Therefore, in measuring the parent‘s ownership percentage of an acquired entity, the SEC staff normally looks to the parent‘s and (or) the parent‘s other wholly owned subsidiaries ownership percentage of the outstanding voting shares of the acquired entity.

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Conclusion:

Based on the Operating Agreement, IHP and Watt each received a 25% economic and voting interest, and a 33.3% capital interest in the Company for a total of 50% economic and voting interest, and 66.7% capital interest. TNHCP held the remaining 50% economic and voting interest, and 33.3% capital interest of the Company. TNHCP, IHP and Watt owned 100% of the Company as they are considered a collaborative group. As a result, push down accounting would be required.

1.a.ii. Does the collaborative group control the Company? Did THNCP lose control of the Company?

FRD B2.2

Once a parent determines that an acquired entity has become substantially wholly owned, the parent must then evaluate whether the form of ownership is within its control. The SEC staff recognizes that the existence of outside interests in the form of public debt, preferred stock or a significant noncontrolling interest in a subsidiary may affect the parent‘s ability to control the form of ownership. As indicated in section B.2.1 above, the SEC staff will not require the application of push down accounting when there is a significant noncontrolling interest (i.e., a continuing noncontrolling interest that exceeds 5% and is held by substantive third-party investors that are not part of the collaborative group). Moreover, the SEC staff has indicated that the concept of significance applies not only to noncontrolling interests but also to public debt and preferred stock.

Conclusion:

Yes. See Change of Control Memorandum for further details

1.a.iii. Would push down accounting be required as a result of the collaborative group?

FRD B.2

In general, the SEC staff believes that whenever separate financial information is presented in a SEC filing for a substantially wholly owned acquired subsidiary, that financial information should reflect the new basis of accounting recorded by the parent upon acquisition (i.e., pushed down basis). This would include separate filings made by the subsidiary, or parent filings where subsidiary financial information is presented.

Conclusion:

We have concluded that a new basis of accounting should be recorded as of the date of the Transaction.

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2. Does the admission of Tricon on December 20, 2010 effective as of January 1, 2011 result in push down accounting or were they part of the collaborative group with TNHCP, IHP and Watt?

ASC 805-50-S99-2

The investor did not solicit other parties to invest in the investee.

FRD B.2.4.3

The SEC staff believes that under the mutual promotion model, a member of a collaborative group would be any investor that helps consummate the acquisition. The SEC staff believes there is a rebuttable presumption that any investor investing at the same time as or in reasonable proximity to the time other investors are investing in the investee is part of the collaborative group with the other investors. Therefore, it may be difficult to substantiate that the new and continuing investors did not work together to mutually promote the acquisition unless the acquisition was a hostile takeover or the continuing investors consist of numerous unrelated public investors.

Conclusion:

Tricon entered into an agreement to purchase 25% of the capital interest of the Company on December 20, 2010, effective January 1, 2011. The following is noted below:

•	The agreement was signed four months subsequent to IHP and Watt’s investment. The lag was due to Tricon’s approval timeframe.

•	The investment was made at the same value of IHP and Watt’s investment

•

Section 10.1 of the Operating Agreement states that an additional member will be admitted as long as a written commitment is provided to the Company prior to December 31, 2010. The additional member will make a capital contribution on the same terms as IHP and Watt. The economic and voting interest is 50% TNHCP, 16.67% IHP, 16.67% Watt and 16.66% Tricon

•	The capital interest is 25% for each member

•	Similar to IHP and Watt, Tricon received one Board vote

•	All unanimous and major decisions remain the same

•	Major decisions still require 85% of the percentage interest which results in the requirement of a unanimous decision by all members

•	Tricon’s investment has transfer restrictions

Tricon’s investment was not a separate transaction but one that was mutually promoted with TNHCP, IHP and Watt.

As a result, Tricon would be considered part of their collaborative group.

Further, the admission of Tricon into a new collaborative group, thereby requiring a second push down event, would not have a material impact on the our consolidated financial statements. The total potential impact would be approximately $92K.

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SEPARATION PAGE

Date:	April 5, 2013
Re:	Variable Interest Consideration

Background

The New Home Company LLC (the “Company,” also referred to within as “we,” “us,” and “our”), a Delaware limited liability company, and our subsidiaries are primarily engaged in all aspects of residential real estate development, including acquiring land and designing, constructing and selling homes located in California. We were formed with an effective date of August 26, 2009. We were capitalized through cash contributions by our sole member and holding company, TNHC Partners LLC (“TNHCP”).

Effective August 18, 2010 (the “Amendment Date”), we amended and restated our operating agreement (the “Agreement”) and concurrently admitted Watt/TNHC LLC (“Watt”) and IHP Capital Partners VI, LLC (“IHP”) as members of the Company. Watt and IHP each contributed cash of $6,000,000 in exchange for 33.33%, or 66.67% in total, of the outstanding capital interest, and 25% each, or 50% in total, of the outstanding economic/voting interest. As of the Amendment Date, TNHCP’s contributed capital totaled $6,000,000. TNHCP, Watt, and IHP are referred to collectively herein as the “Members”.

Issues:

1)	Is the Company a variable or voting interest entity?

2)	Did TNHCP lose control of the Company on the Amendment Date?

Authoritative Guidance

Accounting Standards Codification 805, Business Combinations, (“ASC 805”)

Accounting Standards Codification 810, Variable Interest Entities, (“ASC 810”)

Conclusion

Based on the Agreement, we conclude that we are not a variable interest entity. Accordingly, we applied the voting interest model to determine that TNHCP did in fact lose control of the Company on the Amendment Date.

Reasons for Conclusions:

Response to Issue 1:

ASC 810-10-15-14 states that a legal entity shall be subject to consolidation under the variable interest entity guidance if, by design, any of the following conditions exist:

1.	The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

Analysis 1: We operate in all aspects of residential real estate development, including acquiring land and designing, constructing and selling homes. On the Amendment Date we had approximately $12.7 million of cash on hand, primarily from contributions from Watt and IHP. In accordance with the Agreement, each member was committed to provide an additional $4.0 million in cash contributions subsequent to the Amendment Date as called by the Board of Managers. Further, the Agreement contemplated admittance of a fourth member under the same capital terms.

95 Enterprise, Suite 325, Aliso Viejo, California 92656 | T 949.382.7800 | TheNewHomeCompany.com

Our four year forecast as of the Amendment Date included the following:

•

Fiscal year 2011 cash used by operations and investment activities were projected to be $21.5 million, offset by $21.4 million of cash from financing activities, primarily debt secured by our assets and contributions by Members;

•

Fiscal year 2012-14 cash used by operations and investment activities were projected to be $2.7 million, offset by $9.4 million cash from financing activities, of debt secured by our assets and contributions by Members;

•	The debt financing will only be guaranteed by the Company;

•	Primary uses of cash relate to acquisition of land; and

•	The cash outflow for land is subject to approval by the Board of Managers.

We anticipate that the debt projected to be incurred will be in the normal due course of our operations. During fiscal year 2011, we had cash used by operations and investment activities of $10.2 million while the cash provided by financing activities was $13.6 million. Accordingly, we believe that our forecast at the Amendment Date was materially accurate and, as such, we believe that we had adequate equity at risk.

2.	As a group, the holders of the equity investment at risk lack any one of the following three characteristics:

a.	The power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance. The investors do not have that power through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

b.	The obligation to absorb the expected losses of the legal entity.

c.	The right to receive the expected residual returns of the legal entity.

95 Enterprise, Suite 325, Aliso Viejo, California 92656 | T 949.382.7800 | TheNewHomeCompany.com

Analysis (2a): Based on the Agreement, our Members, through their equity investment, have the power to direct all the activities of the Company that most significantly impact our economic performance. Each Member has one vote related to their respective equity interest. The following decisions require either unanimous or majority (defined in the Agreement as greater than 85% vote by the members):

Excerpts from the Agreement:

(a)	The “Unanimous Decisions” are:

(i) appointing the Chief Executive Officer of the Company, provided that the Members acknowledge that the appointment of H. Lawrence Webb as Chief Executive Officer of the Company has been approved; and provided, further, that if the Board of Managers is unable to agree upon a new Chief Executive Officer within three (3) months after a vacancy occurs in such office, then the Company shall cease new investments and wind down its operations in an orderly fashion as determined by the Board of Managers;

(ii) removing the Chief Executive Officer of the Company;

(iii) commencing any litigation by the Company or any of its Subsidiaries if the amount in dispute is in excess of Five Hundred Thousand Dollars ($500,000.00);

(iv) compromising or settling any claim or confessing a judgment against the Company or any of its Subsidiaries if the net amount of the settlement or judgment in excess of any insurance proceeds available to pay such settlement or judgment after taking into account any applicable deductible, is greater than (x) Two Hundred Fifty Thousand Dollars ($250,000) with respect to any individual claim or group of related claims; or (y) Five Hundred Thousand Dollars ($500,000) in the aggregate with respect to all claims over a trailing twelve (12) month period;

(v) acquiring a Property which does not comply with the Approved Environmental Parameters;

(vi) selecting an environmental consultant or contractor to be engaged by the Company or any Subsidiary (which may be in the form of a pre-approved list of consultants and/or contractors), provided that after selection of any environmental consultant or contractor, the successor entity to any such environmental consultant or contractor shall also be deemed to be approved;

(vii) causing the Company or any Subsidiary to materially deviate from the insurance requirements referenced in Section 4.7;

(viii) terminating and dissolving the Company;

95 Enterprise, Suite 325, Aliso Viejo, California 92656 | T 949.382.7800 | TheNewHomeCompany.com

(ix) causing the Company to materially deviate from the following covenants:

(A) After the Capital Contributions of TNHC Partners, IHP and Watt pursuant to Sections 5.1 and 5.2 have been made, the Company shall maintain a minimum net worth of $27,500,000, provided, however, that if the initial New Member is admitted as set forth in Section 10.1, the Company shall maintain a minimum net worth of $37,500,000 after the Capital Contributions of TNHC Partners, IHP, Watt and such initial New Member have been made pursuant to Sections 5.1 and 5.2;

(B) The Company shall not incur Property Loans and unsecured loans from third parties in aggregate principal amount exceeding the sum of (i) the net worth of the Company and its Subsidiaries, plus (ii) committed but unfunded capital; and

(C) The Company shall retain no less than 50% of its pretax earnings (except at such time as the Company is winding down);

(x) The determination pursuant to Section 10.3 not to engage an investment banker or advisor after the delivery of a “Liquidity Notice”;

(xi) The determination pursuant to Section 10.3 to continue the business of the Company after the delivery of a “Liquidity Notice”; and

(xii) any other matter expressly referenced as a Unanimous Decision hereunder.

(b)	The “Major Decisions” are:

(i) causing the Company or any Subsidiary to commence or otherwise engage in any activity that materially deviates from the Company Business as set forth in this Agreement (which for purposes hereof shall include the disposition of the Company Business) or commencing operations within the nature of the Company Business in any state or country in which the Company does not have operations as of the date hereof;

(ii) subject to the requirements of Section 14.11, taking any action in contravention of, modifying or waiving the provisions of this Agreement, taking any action in contravention of, amending, modifying or waiving the provisions of the Certificate of Formation, or taking any action in contravention of, amending, modifying or waiving the provisions of any Organizational Documents for any Subsidiary;

(iii) contributing cash or other property to the Company other than Capital Contributions permitted by Sections 5.1 and 5.2;

(iv) instituting proceedings to adjudicate the Company a bankrupt, or consent to the filing of a bankruptcy proceeding against the Company, or file a petition or answer or consent seeking reorganization of the Company under the Federal Bankruptcy Act or any other similar applicable federal or state law, or consent to the filing of any such petition against the Company, or consent to the appointment of a receiver or liquidator or trustee or assignee in

95 Enterprise, Suite 325, Aliso Viejo, California 92656 | T 949.382.7800 | TheNewHomeCompany.com

bankruptcy or insolvency of the Company or of its property, or make an assignment for the benefit of creditors of the Company, or admit the Company’s inability to pay its debts generally as they become due;

(v) selling, transferring or otherwise disposing of all or substantially all of the Company Assets;

(vi) approving the admission to the Company of a successor or a new Member of the Company, or designating or approving the classification of any new class of interests issued to a new Member of the Company;

(vii) approving or entering into an Extraordinary Transaction with respect to the Company or any Subsidiary or redeeming or purchasing any Interest or any portion thereof (or taking any action which has substantially the same effect or commits the Company or any Subsidiary to do any of the foregoing);

(viii) issuing any debt or equity securities of, the Company (or any Subsidiary) in a public or private offering or otherwise (except for issuances of equity to the Company by a Subsidiary of the Company, intercompany debt among the Company and one or more Subsidiaries, and all Project Loans), or taking any action which has substantially the same effect or commits the Company or any Subsidiary to any of the foregoing; approving any document (including any amendment, supplement or other modification) containing or evidencing any material modification of any term of any such issuance which was previously approved by the Board of Managers;

(ix) approving any Business Plan or, except as expressly provided in this Agreement or in any duly approved resolution of the Board of Managers, approving any amendment or replacement of any such approved Business Plan;

95 Enterprise, Suite 325, Aliso Viejo, California 92656 | T 949.382.7800 | TheNewHomeCompany.com

(x) subject to the provisions of Section 5.2 (c), making a call for capital other than in conformance with an approved Business Plan;

(xi) determining the minimum cash reserves for the Company;

(xii) selecting or varying depreciation and accounting methods which would have a material effect on the income, loss, gain or deduction of the Company or any of its Subsidiaries and making any other material decisions, elections, settlements or compromises with respect to federal, state, local or foreign tax matters, tax controversies (whether judicial or administrative) or other tax related purposes;

(xiii) except as set forth in a Business Plan approved by the Board of Managers or as may be delegated in writing to one or more of the Officers, directly or indirectly selling, transferring or otherwise disposing of all or any material portion of any Property or any Subsidiary (but excluding sales of residential units and other assets of the Company, dedications, grants of easements and similar conveyances to homeowner associations, public utilities and public and quasi-public entities, creation of Mello-Roos Districts, Community Facilities Districts and other public financing vehicles and other transactions in the ordinary course of business);

(xiv) except as set forth in a Business Plan approved by the Board of Managers, extending credit, making loans or becoming or acting as a surety, guarantor, endorser or accommodation endorser (or materially modifying any obligations relating to the foregoing), except (a) in connection with negotiating checks or other instruments received by the Company (or any Subsidiary), (b) in connection with the obtaining of Property Loans, (c) in connection with customary subdivision improvement bonds, (d) in connection with intercompany debt among the Company and one or more Subsidiaries, or (e) otherwise in accordance with an approved Business Plan;

(xv) selecting the certified public accounting firm engaged by the Company;

95 Enterprise, Suite 325, Aliso Viejo, California 92656 | T 949.382.7800 | TheNewHomeCompany.com

(xvi) except as set forth in an approved Business Plan, obtaining financing for, or otherwise incurring any Indebtedness, for the Company or any assets of the Company (or any Subsidiary for which consolidation is required under GAAP) or encumbering, hypothecating or pledging all or any material portion of any Property or any Subsidiary for which consolidation is required under GAAP or any interest in any of the foregoing, except for unsecured loans for working capital and Property Loans and other financing of the operations of the Company (or any Subsidiary) set forth in a Business Plan, intercompany debt among the Company and one or more Subsidiaries, or otherwise approved by the Board of Managers; approving any document (including any amendment, supplement or other modification) containing or evidencing any material modification of any term of any such financing or encumbrance which previously required approval by the Board of Managers; or approving the terms of a workout of any such financing with the lender thereof. For purposes of clarification, the Members acknowledge that no approval by the Board of Managers of the form of documentation of such financing or other Indebtedness is required so long as the general parameters of such financing or other Indebtedness are set forth in an Approved Business Plan or is otherwise approved by the Board

(xvii) acquiring any land or other real property (including any real property subject to financing) or interests in entities owning land or other real property;

(xviii) except for the Employment Agreements set forth herein, entering into any agreement, understanding or contract with a Member of the Company or with any Affiliate of a Member, other than as specifically provided for and in accordance with the terms set forth in this Agreement or the approved Business Plan or as otherwise approved by the Board of Managers; provided, however, that with respect to any such agreements, understandings and contracts with a Member or its Affiliate, such Member shall take no part in the negotiation, amendment, modification, termination or enforcement of such agreements, understandings and contracts on behalf of the Company;

(xix) appointing the Chief Operating Officer and Chief Financial Officer of the Company, and one or more Subsidiary Presidents, provided, however, that the Chief Executive Officer shall have the authority to appoint all other levels of Officers of the Company and the Subsidiaries without obtaining approval of the Board of Managers. In addition, the Board of Managers may designate levels of Officers which may be appointed by one or more

95 Enterprise, Suite 325, Aliso Viejo, California 92656 | T 949.382.7800 | TheNewHomeCompany.com

(xx) removing the Chief Operating Officer or Chief Financial Officer of the Company, or any Subsidiary President, as an Officer, provided, however, that the Chief Executive Officer shall have the authority to remove any other Officers and employees of the Company and the Subsidiaries without obtaining approval of the Board of Managers. In addition, the Board of Managers may designate levels of Officers (other than the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of the Company, or any Subsidiary President) and employees which may be removed by one or more other Officers. The Members agree and acknowledge that the removal of any of Wayne J. Stelmar, Joseph D. Davis or Thomas Redwitz from their current positions as Officers is a Unanimous Decision except in the event of a Breach of Due Care by such individual, in which case the removal of such individual is a Major Decision;

(xxi) entering into a joint venture or similar arrangement or otherwise making an investment in any Person or entity (excluding cash management in the ordinary course of business);

(xxii) entering into any contract or agreement providing for the Company or any Subsidiary to be a lessee or lessor, except that the Officers may enter into contracts or agreements pursuant to which the Company will be the lessee which provide for a terms of seven (7) years or less;

(xxiii) establishing any employee benefit plan of or incentive compensation payable by the Company or its Subsidiaries or modifying, in any material respect, any existing employee benefit plan of or incentive compensation payable by the Company or its Subsidiaries;

(xxiv) making any distribution or any other payment of cash or other property of the Company or any Subsidiary to any Member except for payments specifically provided for in a relevant Business Plan;

(xxv) entering into, amending or modifying a written employment agreement, including the terms of compensation (“Employment Agreement”) with a Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and one or more Subsidiary Presidents, other than as specifically provided for and in accordance with the terms set forth in the Business Plan or otherwise approved by the Board of Managers; provided that the Employment Agreements of H. Lawrence Webb, Wayne J. Stelmar, Joseph D. Davis and Thomas Redwitz dated August 17, 2010 are hereby approved by the Board of Managers;

(xxvi) instituting proceedings to adjudicate any Subsidiary a bankrupt, or consent to the filing of a bankruptcy proceeding against any Subsidiary, or file a petition or answer or consent seeking reorganization of any Subsidiary under the Federal Bankruptcy Act or any other similar applicable federal or state law, or consent to the filing of any such petition against any Subsidiary, or consent to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of any Subsidiary or of its property, or make an assignment

95 Enterprise, Suite 325, Aliso Viejo, California 92656 | T 949.382.7800 | TheNewHomeCompany.com

(xxvii) approving the admission to any Subsidiary of a successor or an additional joint venturer or member or other equity owner;

(xxviii) forming any Subsidiary of the Company;

(xxix) the delay of the effective date of the “Liquidity Notice” pursuant to Section 10.3; and

(xxx) any other matter expressly referenced as a Major Decision hereunder.

We believe that the above decisions represent all key matters that can have a significant impact on our economic performance. Each of the above decisions essentially requires approval from all of our Members.

Analysis (2b and 2c): The Agreement states that allocation of income and losses must be made in accordance with the Members’ economic interest. TNHCP, Watt, and IHP have 50%, 25%, and 25%, respectively, economic interests and 1/3 each voting interest. Distributions of our net operating proceeds will be made to the Members as follows:

•	To the Members pro rata in proportion to their unreturned capital commitments;

•	Then to the Members pro rata in proportion to the economic interest.

The Agreement is a customary LLC agreement and our Members absorb all expected losses and residual returns.

3.	The equity investors as a group also are considered to lack the characteristic if both of the following conditions are present:

a.	The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

b.	Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Analysis (3a and 3b): The Agreement states that the economic and voting interest, discussed above, are identical for all Members. However, the capital interest is not proportional to the Members obligations to absorb the expected losses of the legal entity. Accordingly, we have evaluated whether our activities involve, or are conducted on behalf of, TNHCP, who has disproportionately few voting rights when compared its economic interest.

•	Are our operations substantially similar in nature to the activities of the investor with disproportionately few voting rights?

Response: Yes, TNHCP’s only investment is their investment in the Company. Further, TNHCP does not conduct any other operations.

95 Enterprise, Suite 325, Aliso Viejo, California 92656 | T 949.382.7800 | TheNewHomeCompany.com

•	Are our operations more important to the investor with disproportionately few voting rights than the other variable interest holders?

Response: Yes, as noted above, the Company is the only investment of TNHCP in which it essentially has 33.33% vote but 50% of the economics. We are one of many investments held by Watt and IHP. Watt has significant real estate operations outside of its investment in the Company. IHP is a manager of various real estate funds it manages primarily on behalf of California Public Employees’ Retirement System.

•	What decisions does the investor with disproportionately few voting rights participate in and to what extents?

Response: As noted in response to issue 2 above, TNHCP participates in all key decisions; however, it does not control any of them.

•	Are the majority of our products or services bought from or sold to the investor with disproportionately few voting rights?

Response: No, TNHCP does not sell or receive products or services to/from the Company.

•	Were substantially all of our assets acquired from the investor with disproportionately few voting rights?

Response: No.

•	Are the employees of the investor with disproportionately few voting rights actively involved in the managing of our operations?

Response: No, the equity owners of TNHCP are employees of the Company. However, as employees of the Company, they are only executing decisions made by the Members of the Company. Therefore, the power and controls on key decisions of the Company is held by its Members.

•	What roles do the variable interest holders play in conducting our operations?

Response: See response to above factor.

•	Do employees of the entity receive compensation tied to the stock or operating results of the investor with disproportionately few voting rights?

Response: No.

•	Is the investor with disproportionately few voting rights obligated to fund our operating losses, or are we economically dependent on the investor?

Response: No, all Members have identical capital funding requirements per the Agreement.

•	Has the investor with disproportionately few voting rights outsourced certain of its activities to the entity, or vice versa?

Response: Yes, we provide minor accounting/treasury/tax services to TNHCP; however, since TNHCP has no operations, these services are insignificant to either entity.

95 Enterprise, Suite 325, Aliso Viejo, California 92656 | T 949.382.7800 | TheNewHomeCompany.com

•

If we conduct research and development activities, does the investor with disproportionately few voting rights have the right to purchase any products or intangible assets resulting from our activities?

Response: N/A, we do not have any R&D activities.

•	Has a significant portion of our assets been leased to or from the investor with disproportionately few voting rights?

Response: No, we do not lease assets from TNHCP.

•	Does the investor with disproportionately few voting rights have a call option to purchase the interests of the other investors in the entity?

Response: Yes, the Agreement allows the Members to exercise a call only if a member is in default of its capital requirements for more than 90 days. This default call is applicable to all Members.

•	Do the other investors have an option to put their interest to the investor with disproportionately few voting?

Response: No.

Based on our above analysis, we conclude that although TNHCP meets some of the above criteria, based upon the totality of the information and responses, we are not a variable interest entity.

Response to Issue 2:

TNHCP was the sole member and manager of the Company prior to the Amendment Date. As documented in response to issue 1 above, specifically analysis 2(a) of this memorandum, we believe that the Agreement essentially requires an approval from all Members on decisions that could have a significant impact on our economics. Accordingly, TNHCP did lose control as of the Amendment Date.

95 Enterprise, Suite 325, Aliso Viejo, California 92656 | T 949.382.7800 | TheNewHomeCompany.com

COMMENT 12

to the Staff’s letter of June 7, 2013

Date:	December 31, 2010

To:	The New Home Company, LLC files
cc:
Wayne Stelmar Peter Zofrea, Ernst & Young

From:	Mike Cunningham

Consolidation Considerations

Background

The New Home Company LLC (the “Company”), a Delaware limited liability company, and its subsidiaries are primarily engaged in all aspects of residential real estate development, including acquiring land and designing, constructing and selling homes located in California. On September 22, 2010, the Company and Westbrook Partners (“Westbrook”), collectively referred herein as (the “Members”), entered into an agreement (the “Agreement”) to acquire land, develop, construct, and sell homes in Lambert Ranch, California (“LR8”). Following are the capital and voting interest of its Member in LR8:

Investor	Capital %	Voting %
The Company	5.0%	33.33%
Westbrook	95.0%	66.67%
Total	100.0%	100.0%

Issues:

1)	Is LR8 a variable or voting interest entity?

2)	If LR8 is a variable interest entity then which member, if any, is the primary beneficiary?

Authoritative Guidance

Accounting Standards Codification 810, Variable Interest Entities, (“ASC 810”)

Ernst & Young Financial Reporting Development on ASC 810, (“FRD 810”)

Conclusion

Based on our review of the Agreement of LR8, we conclude that it is a variable interest entity. Further, Westbrook is the primary beneficiary of LR8.

Reasons for Conclusions:

Response to Issue 1:

ASC 810-10-15-14 states that a legal entity shall be subject to consolidation under the variable interest entity guidance if, by design, any of the following conditions exist:

1.	The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

Analysis 1: As stated above, LR8 operates in all aspects of residential real estate development, including acquiring land and designing, constructing and selling homes. At formation LR8 had $4.8 million of cash contributed by its Members. Based on our review of the operating budget, the initial capital contribution is not adequate to fund the operations of LR8. The 2010 operating budget forecasts additional $30.0 million of future capital contributions and debt of $15.0 million which will be guaranteed proportionally by its members’ based on their respective capital interest.

Accordingly, we noted that LR8 does not have adequate equity at risk.

2.	As a group the holders of the equity investment at risk lack any one of the following three characteristics:

a.	The power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance. The investors do not have that power through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

b.	The obligation to absorb the expected losses of the legal entity.

c.	The right to receive the expected residual returns of the legal entity.

Analysis (2a): Based on our review of the Agreement, we note that the executive committee comprising of 2 appointees by Westbrook and 1 appointee by the Company, have the power to direct all the activities of the Company that most significantly impact its economic performance. We further noted that the Members selection of appointees to the executive committee is through their equity interest only. Lastly, we note that Westbrook has been deemed to be the managing member of LR8.

Section 7.02(f) of the Agreement states that if there are any disagreements on decisions to be approved by the executive committee then Westbrook shall have the deciding vote on all major decisions, further defined below, or any other matters. Following is Section 7.02(f) of the Agreement:

Section 7.01(a) of the Agreement notes that the executive committee will have the sole authority to approve the following as major decision:

The above decisions are deemed to be all key matters that can have a significant impact on the Company’s economics. Each of the above decisions essentially requires approval from Westbrook which is an equity member of LR8.

Analysis (2b and 2c): Section 6 of the Agreement states allocation of income and losses must be made in accordance with the Members respective economic interest as follows:

We did not note any provisions in the Agreement whereby income or loss could be allocated or absorbed by any parties expect for the equity Members of LR8. Accordingly, we conclude that the Agreement is a customary LLC agreement and the Members of the Company absorb all expected losses and residual returns.

3.	The equity investors as a group also are considered to lack the characteristic if both of the following conditions are present:

a.	The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

b.	Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Analysis (3a and 3b): In accordance with section 7.02(f) of the Agreement whereby Westbrook has right to cast deciding vote on all matters and section 6.03 of the Agreement whereby Westbrook would receive majority of the economic benefit, we note that equity investors as a group do not lack the characteristic of 3(a and b) noted above.

This entity is a variable interest entity due to lack of sufficient equity at risk.

Response to Issue 2:

Based on analysis 2, we noted that Westbrook has the power to control all decisions that can have a significant impact on the economics of LR8. Accordingly, we conclude that Westbrook is the primary beneficiary.

Approvals are documented in the Concurrence Management Database.